
10012361


NETSCOUT

2010 ANNUAL REPORT TO STOCKHOLDERS

LETTER TO STOCKHOLDERS

NOTICE OF 2010 ANNUAL MEETING AND PROXY STATEMENT

2010 ANNUAL REPORT ON FORM 10-K



2010 Letter to Stockholders

Dear Fellow Stockholders, Employees, Customers and Friends,

In fiscal 2010 NetScout met the revenue and earnings guidance issued at the beginning of the fiscal year and grew bookings, operating margins and cash. We consider this a significant achievement, given the challenging macroeconomic environment.

Bookings grew 12% year-over-year in spite of lower year-end revenue of $262 million, which was down 6% year-over-year on a non-GAAP basis. We expanded operating margins through cost reductions and improved operating efficiencies, with non-GAAP operating margin at 22%, an increase of half a point over last year. Our order pipeline improved significantly throughout the year, and was up 20% at year end over the prior year. Deferred revenue grew by $22 million, up 28% year-over-year, thanks to loyal customers who made large commitments in maintenance service contracts. Cash and marketable securities reached a record $170.6 million, increasing by more than $34 million year-over-year.

Our commitment to solve the challenges faced by information technology executives by delivering innovative technologies to growth markets, in areas such as virtualization, borderless networks and cloud computing, drove these excellent results. We introduced new products aimed at broadening our impact across our enterprise, government, financial services and wireless service provider verticals. We added engineering and sales resources to fully exploit our growth opportunities. And we further verticalized our sales force to sharpen our focus in each sector.

Looking forward, we are concentrating on gaining market share in the fast-growing wireless service provider market, where our bookings grew more than 40% during the year. Our opportunity in this market results from the challenges large mobile carriers are facing due to the explosion of IP data traffic generated by the proliferation of smart phones. We aim to become the principal service and end-user experience assurance solution for IP data and voice services as mobile carriers transition from legacy to 3G and 4G IP technologies. We made a significant step in that direction when we released nGenius Subscriber Intelligence, a new software product that offers mobile operators a comprehensive session-oriented view of their cell phone subscribers' experience with data services. We have been winning new service provider customers globally, and now have dedicated vertical sales coverage for mobile carriers in both North America and Europe.

Toward the end of the fiscal year we also began to see growth in the financial sector and within selected enterprise verticals. Our opportunity in these markets is driven by a combination of our large, loyal customer base and our relentless focus on new, innovative technology solutions. A key example is our hosted software agent product family, which is expected to expand our footprint deeper into the virtualized data center as well as to the cost-sensitive branch office. The first of several products are our nGenius Virtual Agent for VMWare and the nGenius Integrated Agent for Cisco System's Integrated Service Routers.

We have also been developing a proprietary, patent-pending technology that we believe will substantially extend the functionality and performance of our solution suite, as well as widen our technology leadership and expand our addressable market. This new technology will accelerate application performance problem diagnosis and address the increasing demands of very high speed, multi-10 gigabit per second network technologies. We believe it will also enable improved monitoring of mission-critical business applications while capturing business intelligence and the end-user experience, expanding our opportunity both in enterprise and service provider markets.

We continued to expand our partnerships with major IT infrastructure vendors. We are currently collaborating with Cisco Systems in numerous areas, including their Enterprise Mobility, Unified Communications and Borderless Network initiatives. We have enhanced our relationship with HP, expanding our product integration with HP NNMi and developing a new resale relationship with HP Enterprise Services, formerly EDS. We have also built a relationship with VMware based on our new nGenius Virtual Agent product, and we have an active strategic reseller relationship with Dell.

We expect the momentum that began to build at the end of this past fiscal year to continue into fiscal 2011, and we are particularly excited about exploiting our unique market position spanning both the enterprise and service provider markets. We extend our thanks to our dedicated and outstanding employees, our customers, partners and our shareholders for their continued support.

Sincerely,

Anil K. Singhal
President, Chief Executive Officer and Chairman of the Board


NETSCOUT®

Notice of 2010 Annual Meeting
and
Proxy Statement



July 27, 2010

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NetScout Systems, Inc. on Wednesday, September 8, 2010 at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts.

At the Annual Meeting, you will be asked to elect three directors nominated by our Board and to ratify the selection of PricewaterhouseCoopers LLP as auditors for the fiscal year ending March 31, 2011. The accompanying proxy statement describes these matters in more detail.

If you are a stockholder of record, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your vote instruction form for instructions.

It is important that your shares be voted whether or not you attend the meeting. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing. Your prompt cooperation will be appreciated.

Very truly yours,

Anil K. Singhal
Chairman, President, and Chief Executive Officer

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 8, 2010

To the Stockholders of NetScout Systems, Inc.:

The Annual Meeting of Stockholders of NetScout Systems, Inc. will be held on Wednesday, September 8, 2010, at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts, for the following purposes:

1. To elect three Class II directors nominated by our Board to serve for three year terms or until their respective successors are elected and qualified.
2. To ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2011.
3. To consider other business properly brought before the meeting or any adjournment.

Stockholders of record at the close of business on July 12, 2010 will be entitled to vote at the meeting and any adjournments.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting you are urged to complete, sign, date, and return the enclosed proxy card as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. No postage is necessary if the proxy card is mailed in the U.S. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by phone—please refer to your enclosed vote instruction form for details. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing.

Notice regarding the availability of proxy materials for the Annual Meeting of Stockholders to be held on September 8, 2010. This proxy statement, the proxy card, and NetScout's Annual Report to Stockholders for the fiscal year ended March 31, 2010 are all available free of charge as described in the attached materials.

By Order of the Board of Directors,

Anil K. Singhal
Chairman, President, and Chief Executive Officer

Westford, Massachusetts
July 27, 2010

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

PROXY STATEMENT

July 27, 2010

Questions and Answers about the Annual Meeting and Voting

Why did I receive these proxy materials?

The Board of Directors, or the Board, of NetScout Systems, Inc., a Delaware corporation, is providing these proxy materials to you in connection with the Board's solicitation of proxies to be voted at our 2010 Annual Meeting of Stockholders. The proxy materials include the proxy statement, form of proxy, and Annual Report to Stockholders, which contains financial statements for the fiscal year ended March 31, 2010.

You are invited to attend the Annual Meeting on Wednesday, September 8, 2010 at 10:00 a.m. local time at NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts.

This Proxy Statement and the form of proxy were first made available to stockholders on or about July 27, 2010.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to:

- elect three Class II directors nominated by our Board to serve for three year terms or until their respective successors are elected and qualified;
- ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as our auditors for the fiscal year ending March 31, 2011; and
- conduct other business that properly comes before the Annual Meeting or any adjournment.

How does the Board recommend that I vote?

The Board recommends that you vote "FOR" each nominee to our Board and "FOR" the ratification of PricewaterhouseCoopers LLP as auditors for the fiscal year ending March 31, 2011.

Who can vote?

Stockholders of record as of July 12, 2010, or the Record Date, may vote. As of July 12, 2010, 41,864,399 shares of our common stock were issued and outstanding. Holders of common stock are entitled to one vote per share on proposals presented at the Annual Meeting.

What is a stockholder of record?

A "stockholder of record" owns NetScout stock which is recorded on the books of our transfer agent, BNY Mellon Shareowner Services. If you hold our stock through a bank, broker, or other intermediary, you are not a stockholder of record but instead hold the stock in a "street name." If your stock is held in a street name, the stockholder of record of your shares would be the bank, broker, or intermediary. If you are not a stockholder of record, we do not know that you are a stockholder or how many shares you own.

How do I vote my shares?

Whether or not you plan to attend the Annual Meeting, you should vote your shares by completing, signing, and dating the accompanying proxy card and returning it in the enclosed postage prepaid envelope. If your shares are held in a bank or brokerage account you may be eligible to vote electronically or by telephone. Please refer to the vote instruction form for instructions. If you attend the Annual Meeting, you may vote in person, even if you have already voted. If you plan to attend the Annual Meeting and vote, and your shares are held by a bank or broker, you should check with your bank or broker to get the appropriate forms.

Our Board named Anil K. Singhal and David P. Sommers as attorneys-in-fact in the proxies. If your proxy has been properly executed and returned in time to be counted at the Annual Meeting, the shares represented by your proxy will be voted in accordance with your voting instructions. If you have returned a signed proxy but have not indicated your vote, your proxy will be voted FOR the nominees to our Board and FOR the ratification of the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as our auditors for the fiscal year ending March 31, 2011. Our Board knows of no other matters to be presented at the Annual Meeting. For other matters that may properly come before the Annual Meeting, the attorneys-in-fact will use their judgment in voting your shares.

May I change or revoke my proxy?

You may revoke your proxy before it is voted at the Annual Meeting by (1) filing a written notice of revocation (dated after the original proxy) with the Secretary of NetScout before the vote at the Annual Meeting, (2) completing a later dated proxy, including by internet or phone, and delivering it to the Secretary of NetScout before the vote at the Annual Meeting, or (3) attending the Annual Meeting and voting in person. You should send any written notice of revocation, to be delivered before the Annual Meeting, to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary.

How is a quorum determined?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting are present at the meeting in person or represented by proxy. On the Record Date, there were 41,864,399 shares outstanding and entitled to vote.

To determine a quorum, we include votes withheld from any nominee, abstentions, and broker "non-votes." Broker "non-votes" occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, which govern this issue regardless of the exchange on which the company is listed, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, and, for the first time, under a new amendment to the New York Stock Exchange rules, as approved by the U.S. Securities and Exchange Commission, or the SEC, the election of directors, even if they are not contested. Therefore, your broker will no longer be permitted to vote for directors on your behalf unless you provide them with specific voting instructions before the date of the Annual Meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank, or other nominee) or if you vote in person at the meeting. If there is no quorum, the meeting may adjourn to another date.

What votes are required for election and approval?

The election of directors is determined by a plurality of the votes cast by stockholders entitled to vote at the Annual Meeting for each nominee.

On all other proposals, an affirmative vote of a majority of the shares present or represented and voting on each such proposal is required for approval. An automated system administered by the transfer agent tabulates the votes for each proposal. Abstentions are included in the number of shares present or represented and voting on each matter. Therefore, abstentions on votes on specific proposals will have the effect of "no" votes. Broker non-votes are not considered to have been voted "for" or "against" this proposal and have the practical effect of reducing the number of affirmative votes required to elect one or all nominees.

When Are Stockholder Proposals And Director Nominations Due For Next Year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and must be received by us no later than March 29, 2011. In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, or the Exchange Act.

If you wish to submit a proposal for next year's Annual Meeting that is not to be included in next year's proxy materials for such Annual Meeting or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and such proposal or nomination must be received by us no earlier than the close of business of May 11, 2011 and no later than the close of business of June 10, 2011 and must satisfy the requirements described below under "Stockholder Recommendations for Nominees as Director and Proposal of Other Business." If the date of next year's Annual Meeting is advanced by more than 30 days or delayed by more than 60 days after the anniversary of our annual meeting with respect to the year ended March 31, 2010, or if no proxy statement was delivered to the stockholders in connection with the preceding annual meeting, any stockholder recommendation or proposal must be received by us no earlier than the close of business on the 90th day prior to such advanced or delayed annual meeting date and no later than the close of business on the later of (i) the 60th day prior to such advanced or delayed annual meeting date or (ii) the 10th day following the day on which the first public announcement of the meeting date is first made by us.

You are also advised to review our by-laws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be "householding" our proxy statements and Annual Reports. This means that only one copy of our proxy statement and Annual Report to stockholders may have been sent to multiple stockholders in your household. We will deliver a separate copy of those documents to you if you call or write us at our principal executive offices, 310 Littleton Road, Westford Massachusetts 01866, Attn: Investor Relations, telephone: 978 614 4000. If you want to receive separate copies of the proxy statement or Annual Report to stockholders in the future or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and telephone number.

Notice Regarding the Availability of Proxy Materials

Stockholders of record will receive printed proxy materials by mail. In accordance with SEC regulations, we may now furnish proxy materials electronically to each stockholder in street name. Accordingly, all of our stockholders in street name will receive a Notice of Internet Availability, which will be mailed on or about July 27, 2010.

On the date of mailing of the Notice of Internet Availability, such stockholders will be able to access all of the proxy materials on the internet, free of charge, at www.netscout.com/investors. The Notice of Internet Availability will instruct you how to access the proxy materials (including our Annual Report to Stockholders) over the internet. The website will have instructions on how to vote by internet or telephone. The Notice of Internet Availability will also instruct you how to request a paper copy of the proxy card. If you received a Notice of Internet Availability and would like to receive printed copies of the proxy materials, you should follow the instructions for requesting such materials set out in the Notice of Internet Availability.

PROPOSAL 1

ELECTION OF DIRECTORS

The following table sets forth the current directors and the nominees to be elected at the Annual Meeting, as described more fully below:

Nominee or Director's Name and Year First Became Director	Positions with NetScout	Year Term Will Expire	Class
Nominees:			
Anil K. Singhal (1984)	Chairman, President, and Chief Executive Officer	2013	II
John R. Egan (2000)	Director	2013	II
Stuart M. McGuigan (2005)	Director	2013	II
Continuing Directors:			
Victor A. DeMarines (2004)	Director	2012	I
Vincent J. Mullarkey (2000)	Director	2012	I
Joseph G. Hadzima, Jr. (1998)	Director	2011	III
Stephen G. Pearse (2007)	Director	2011	III

The nominees for Class II directors are Messrs. Singhal, Egan, and McGuigan

Messrs. Singhal, Egan and McGuigan are Class II directors whose terms expire at this Annual Meeting and who are nominees for re-election for a term that would expire upon the election and qualification of directors at the Annual Meeting to be held in 2013.

Continuing Directors

The Board is also composed of two Class I directors, Messrs. DeMarines and Mullarkey, whose terms expire in 2012, and two Class III directors, Messrs. Hadzima and Pearse, whose terms expire in 2011.

As of the Record Date, the size of the Board is fixed at seven members. NetScout's by-laws and certificate of incorporation divide the Board into three classes. The members of each class of directors serve for staggered three-year terms.

Proposal and Recommendation

Our Board has nominated and recommended that Messrs. Singhal, Egan, and McGuigan be re-elected as Class II directors, to hold office until the Annual Meeting to be held in the year 2013 or until their successors have been duly elected and qualified or until their earlier resignation or removal.

The Board knows of no reason why the nominees would be unable or unwilling to serve, but if any of the nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTOR.

PROPOSAL 2

RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to serve as our auditors for the fiscal year ending March 31, 2011. PricewaterhouseCoopers LLP has served as our auditors since 1993. We expect that a member of PricewaterhouseCoopers LLP will attend the Annual Meeting, will have an opportunity to make a statement if so desired, and will be available to respond to appropriate questions from our stockholders. We are incorporated in Delaware, and Delaware law does not require the ratification of the Audit Committee's selection, but the Audit Committee will consider the results of this vote when selecting auditors in the future.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THIS SELECTION OF AUDITORS.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Positions
Anil K. Singhal	56	Chairman, President, Chief Executive Officer, and Director
Michael Szabados	58	Chief Operating Officer
David P. Sommers	63	Senior Vice President, General Operations and Chief Financial Officer, Treasurer, and Secretary
John W. Downing	52	Senior Vice President, Worldwide Sales Operations
Jeffrey R. Wakely*	46	Vice President, Finance and Chief Accounting Officer
Victor A. DeMarines	73	Director
John R. Egan	52	Director
Joseph G. Hadzima, Jr.	58	Director
Stuart M. McGuigan	51	Director
Vincent J. Mullarkey	62	Director
Stephen G. Pearse	52	Director

* Mr. Wakely tendered his resignation from the Company effective May 31, 2010.

Executive Officers

Anil Singhal co-founded the Company in June 1984 and has served as our Chairman, President, Chief Executive Officer, and Director since January 2007. From January 2001 until January 2007, Mr. Singhal served as President, Chief Executive Officer, Treasurer, and Director. Mr. Singhal has served as a director since our inception. The Company's Nominating and Corporate Governance Committee, or Nominating Committee, believes that as both co-founder and Chief Executive Officer, Mr. Singhal provides extensive technology vision and leadership; historical knowledge of the Company, its customers, and solutions; and a deep understanding of the opportunities and challenges facing the Company today. The Committee further believes that Mr. Singhal's business expertise and dedication to the Company's future success add value to the Company and uniquely qualify him to serve as the Company's Chairman and Chief Executive Officer.

Michael Szabados has served as our Chief Operating Officer since April 2007. Before that, he served as Senior Vice President, Product Operations for over five years.

David P. Sommers has served as our Senior Vice President, General Operations, Chief Financial Officer, Treasurer, and Secretary since April 2007. Before that, he served as Senior Vice President, General Operations and Chief Financial Officer for over five years.

John W. Downing has served as our Senior Vice President, Worldwide Sales Operations since April 2007. Before that, he served as Vice President, Worldwide Sales Operations for over five years.

Directors

Victor A. DeMarines has been a NetScout director since June 2004. From 1962 until his retirement in 2000, Mr. DeMarines was the President and Chief Executive Officer of MITRE Corporation, and he continues to serve as a member of the Board of Trustees and as Chairman of the Technology Committee of MITRE Corporation. Since 2002, he has been a member of the Board and is currently a member of the Stock Option Committee and Audit Committee of Verint Systems Inc., a publicly-held provider of systems for security applications and enterprise business intelligence. Mr. DeMarines is also a member of the US Strategic Command's "Strategic Advisory Group". The Company's Nominating Committee believes that Mr. DeMarines' experience as Chief Executive Officer of MITRE, together with his service on another public company board provide insightful federal government sector and global business experience to the Company.

John R. Egan has been a NetScout director since October 2000. Mr. Egan is a founding managing partner of Egan-Managed Capital, L.P., a Boston-based venture capital fund specializing in New England-based, information technology, and early-stage investments. Since 1992, he has been a member of the Board at EMC Corporation, a publicly-held provider of computer storage systems and software. Mr. Egan has also been a director of VMware, Inc., a publicly-held provider of virtualization solutions, and a member of its Mergers and Acquisitions Committee since April 2007. The Company's Nominating Committee believes that Mr. Egan's extensive understanding and involvement in the information technology industry together with his executive leadership roles and his service on other public company boards provides invaluable experience to the Company.

Joseph G. Hadzima, Jr. has been a NetScout director since July 1998. Mr. Hadzima has been a Managing Director of Main Street Partners, LLC, a venture capital investing and technology commercialization company, since April 1998. Since 2001 he has also been President of IPVision, Inc., a Main Street Partners portfolio company that provides intellectual property analysis systems and services. Mr. Hadzima is also a Senior Lecturer at MIT Sloan School of Management. The Company's Nominating Committee believes that Mr. Hadzima's experience with emerging technology companies, his prior legal experience, and his service on other boards provide the Company with valuable business perspective and insight into emerging technologies that may impact the business and strategies of the Company and qualify him to serve as a director of the Company.

Stuart M. McGuigan has been a NetScout director since August 2005. Since December 2008, Mr. McGuigan has been Senior Vice President and Chief Information Officer of CVS Caremark Corporation. Prior to this, Mr. McGuigan served as Senior Vice President and Chief Information Officer for Liberty Mutual Insurance Group from 2004 to 2008. From 1988 to 2004, Mr. McGuigan held a variety of business and technology executive positions at Merck and Medco Health Solutions, including Senior Vice President, Information Services. The Company's Nominating Committee believes Mr. McGuigan's service in numerous financial, operational, executive and director roles in the healthcare and insurance industries provide the Company with valuable leadership skills and an exceptional understanding of global business operations in some of the Company's key verticals.

Vincent J. Mullarkey has been a NetScout director since November 2000. From May 2005 to June 2007, he was a member of the Board of Directors and the Chairman of the Audit Committee of webMethods, Inc., a publicly-held business process integration software company that was acquired by Software AG in June 2007. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998. The Company's Nominating Committee believes that Mr. Mullarkey's board and audit committee experience in other public companies coupled with his financial experience in the technology arena provide the Company with essential business and financial expertise.

Stephen G. Pearse has been a NetScout director since May 2007. He has been a principal with investment firms Yucatan Rock, Inc. since 2001 and Common Angels since 2004 and sits on the boards of Emerson Hospital and Communities for Restorative Justice. The Company's Nominating Committee believes that Mr. Pearse's experience in the telecommunications and wireless industries provides useful insight to a key vertical focus of the Company and qualifies him for services as director of the Company.

There are no family relationships among any of our executive officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of the Record Date by each beneficial owner of more than 5% of our common stock, each executive officer named in the Summary Compensation Table, each director, and all executive officers and directors as a group. Under applicable SEC rules and regulations, a person is considered to beneficially own our common stock if such person either has the sole or shared power with any other person to either vote or dispose of such common stock. As a result, more than one person may be reported as the beneficial owner of any particular share of our common stock.

Unless otherwise noted, the address of each person listed on the table is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, and each person has either sole or shared voting or dispositive power over the shares shown below as beneficially owned by such person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned
Anil K. Singhal(2)	4,085,108	9.8%
David P. Sommers(3)	201,796	*
Michael Szabados	62,868	*
John W. Downing(4)	78,187	*
Victor A. DeMarines(5)	42,792	*
John R. Egan(6)	72,792	*
Joseph G. Hadzima, Jr.(7)	170,074	*
Vincent J. Mullarkey(8)	92,792	*
Stuart M. McGuigan(9)	24,142	*
Stephen G. Pearse(10)	14,495	*
Jeffrey R. Wakely	3,513	*
Invesco Ltd.(11) 1555 Peachtree Street NE Atlanta, GA 30309	4,351,396	10.4%
Jyoti Popat(12) c/o Atlantic Trust Company 100 Federal Street Boston, MA 02110	3,730,880	8.9%
Brown Capital Management, Inc.(13) 1201 N. Calvert Street Baltimore, Maryland 21202	3,107,637	7.4%
Cadian Capital Management, LLC(14) 461 Fifth Avenue 24th Floor New York, New York 10017	2,500,010	6.0%
Blackrock, Inc.(15) 40 East 52nd Street New York, NY 10022	2,115,235	5.1%
All executive officers and directors as a group (11 persons)(16)	4,848,558	11.5%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock issuable by the Company to a person or entity named below pursuant to options which may be exercised within 60 days of the Record Date or restricted stock units which may vest within 60 days of the Record Date are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

(2) Includes 340,000 shares held by a family limited partnership, of which Mr. Singhal and his spouse are the general partners and trusts for the benefit of their children are the limited partners. Includes 36,700 shares

held by a charitable foundation of which Mr. Singhal and his spouse are trustees. Previously, the shares beneficially owned by Mr. Singhal's spouse were separately reported by such spouse. As of the Record Date, Mr. Singhal's spouse did not beneficially own at least five percent of the Company's outstanding common stock, and therefore the 1,224,972 shares held by a trust of which Mr. Singhal's spouse is deemed the beneficial owner are reported herein by Mr. Singhal. This amount does not include an aggregate of 543,303 shares held in trusts for the benefit of Mr. Singhal's children for which neither Mr. Singhal nor his spouse is a trustee, and 32,000 shares held in a trust for the benefit of Mr. Singhal's nieces and nephews for which neither Mr. Singhal nor his spouse is a trustee.

(3) Includes 75,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(4) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date.

(5) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(6) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(7) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date. The shares deemed to be beneficially owned by Mr. Hadzima do not include an aggregate of 41,328 shares held in trust for the benefit of Mr. Hadzima's children.

(8) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(9) Includes 1,350 shares issuable upon the exercise of options exercisable within 60 days of the Record Date and 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(10) Includes 5,231 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

(11) Based solely on a Schedule 13G/A filed with the SEC on February 12, 2010. Includes 4,280,842 shares held by Invesco National Trust Company, or Invesco; and 70,554 shares held by Invesco PowerShares Capital Management. Includes 4,277,242 shares for which Invesco has the sole power to vote and 70,554 shares for which Invesco PowerShares Capital Management has the sole power to vote. Invesco and Invesco PowerShares Capital Management are subsidiaries of Invesco Ltd. Based on information received from Invesco, approximately 3,730,880 of the 4,277,242 shares reported to be held by Invesco are attributable to shares also reported with respect to Narendra Popat and Jyoti Popat because a subsidiary of such company is a trustee of the various trusts which hold the shares reported with respect to Narendra Popat and Jyoti Popat.

(12) The information listed herein is based on information provided to the Company by the reporting person. Includes an aggregate of 1,435,795 shares of common stock held by a trust for the benefit of Ms. Popat's spouse, Narendra Popat, a co-founder and former officer and director of NetScout, for which Ms. Popat and Mr. Popat are co-trustees; 614,420 shares held by a trust for the benefit of Ms. Popat's spouse for which Ms. Popat is one of two trustees of such trust; 67,213 shares of common stock held by The HOPE Foundation USA—1999, a charitable trust, of which Ms. Popat and her spouse are co-trustees; and 1,055,555 shares of common stock held by two trusts for the benefit of Ms. Popat's children, of which Ms. Popat is one of two trustees of each such trust. Does not include an aggregate of 130,000 shares of common stock held by The Popat Family Trust—2001 for which neither Ms. Popat nor her spouse is a trustee. Previously, the shares beneficially owned by Narendra and Jyoti Popat were separately reported by each spouse. As of the Record Date, Narendra Popat did not beneficially own at least five percent of the Company's outstanding common stock, and therefore the shares for which Mr. Popat is deemed to be the beneficial owner are reported herein by Ms. Popat.

(13) Based solely on a Schedule 13G/A filed with the SEC on January 27, 2 010. Includes 1,454,094 shares for which such reporting person has the sole power to vote.

(14) Based solely on a Schedule 13G filed with the SEC on May 11, 2010. Eric Bannasch is a managing member of Cadian Capital Management, LLC. Therefore, Mr. Bannasch may be deemed to be the beneficial owner of the 2,500,010 shares directly owned by Cadian Capital Management, LLC.

(15) Based solely on a Schedule 13G filed with the SEC on January 29, 2010. Includes 2,115,235 shares for which such reporting person has the sole power to vote.

(16) Includes an aggregate of 266,350 shares issuable upon exercise of options exercisable within 60 days of the Record Date and an aggregate of 31,386 shares issuable upon the vesting of restricted stock units within 60 days of the Record Date.

CORPORATE GOVERNANCE

Board Leadership Structure

The Board is currently chaired by the President and Chief Executive Officer of the Company, Mr. Singhal. The Board believes combining the position of Chief Executive Officer and Chairman is in the best interest of the Company and its stockholders. As one of the co-founders of the Company, Mr. Singhal provides extensive technology vision and leadership; historical knowledge of the Company, its customers, and solutions; and a deep understanding of the opportunities and challenges facing the Company today. Those attributes, together with his combined role, place him in the best position to ensure the Board and management act with a common purpose to execute the Company's strategic initiatives and business plans. To reinforce director independence and provide for leadership separate from the Chairman, the Company's Board appointed Jack Egan as lead independent director.

Director Independence

Our Board has determined that each of Messrs. DeMarines, Egan, Hadzima, McGuigan, Mullarkey, and Pearse is independent within the meaning of our director independence standards and the director independence standards of The NASDAQ Stock Market, Inc., or NASDAQ, and the SEC. Furthermore, our Board has determined that each member of our Audit Committee, Compensation Committee, and Nominating Committee of our Board is independent within the meaning of the Company's, NASDAQ's, and the SEC's independence standards, as applicable.

Executive Sessions of Independent Directors

Our Board holds executive sessions of the independent members of our Board following each regularly scheduled in-person meeting of our Board. The Lead Independent Director, currently Mr. Egan, chairs the executive sessions.

Policies Governing Director Nominations

Director Qualifications

Our Nominating Committee is responsible for reviewing with our Board the appropriate qualities, skills, and characteristics desired of Board members in the context of the needs of the business and current make-up of our Board. This assessment includes consideration of the following minimum qualifications that our Nominating Committee believes must be met by all directors:

- Directors must be individuals of the highest ethical character and integrity and share our values as reflected in our Code of Business Conduct;
- Directors must have reputations, both personal and professional, consistent with our image and reputation;
- Directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director;
- Directors must have the ability to exercise sound business judgment;
- Directors must be willing and able to devote sufficient time to the affairs of the Company and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be;
- Directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to our management based on that experience and expertise; and
- Directors must have a commitment to enhancing stockholder value.

The Nominating Committee also considers numerous other qualities, skills, and characteristics when evaluating director nominees, such as:

- An understanding of and experience in the network application/performance management solutions market, the market for networking solutions generally and related accounting, legal, finance, product, sales and/or marketing matters;
- Experience on other public or private company boards, unless a director otherwise provides complementary capabilities or qualifies as an "audit committee financial expert" under the rules of the SEC; and
- Leadership experience with public companies or other major organizations.
- Diversity of the Board, taking into account the business and professional experience, educational background, reputation, industry expertise across various market segments and technologies relevant to our business, as well as other relevant attributes of the candidates.

Board members are expected to prepare for, attend, and participate in Board meetings and meetings of committees on which they serve. In addition, directors must stay abreast of our business and markets.

Process for Identifying and Evaluating Director Nominees

The Board is responsible for nominating persons for election as directors of the Company. Our Board delegates the initial selection process to our Nominating Committee, with the expectation that other members of our Board, and of management, will take part in the process as appropriate.

Generally, the Nominating Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders, or through such other methods as our Nominating Committee deems to be helpful to identify candidates. Once candidates have been identified, our Nominating Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating Committee and set forth in the Corporate Governance Guidelines. The Nominating Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Nominating Committee deems to be helpful in the evaluation process. The Nominating Committee then meets to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating Committee from time to time, both on an individual basis and taking into account the overall composition and needs of our Board. Based on the results of the evaluation process, the Nominating Committee recommends candidates for our Board's approval as director nominees for election to the Board. The Nominating Committee also recommends candidates for the Board's appointment to the committees of our Board.

Stockholder Recommendations For Nominees As Directors and the Proposal of Other Business

Our Nominating Committee will consider recommendations for candidates for nominees as directors and proposals for business other than director nominations that are properly submitted by stockholders. Any recommendation of a nominee for the Board or any proposal for business other than director nominations by our stockholders with respect to our Annual Meeting of Stockholders for the fiscal year ended March 31, 2011, or the 2011 Annual Meeting, must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary, and must be received by us and comply with the requirements set forth in the Company's amended by-laws.

Any communication with respect to nominees as directors should (i) describe why the candidate meets the Board's criteria described above; (ii) include the candidate's and recommender's names and addresses and provide biographical information about the recommended candidate that would be required to be disclosed in solicitations of proxies for election of directors; (iii) include the proposed nominee's written consent to serve as a nominee, if nominated, and as a director, if elected; and (iv) contain any additional information otherwise required by Regulation 14A under the Exchange Act.

Any communication with respect to the proposal of business other than director nominations should include, among other matters required by our by-laws, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder or any stockholder associated person (as defined in our by-laws), if any, on whose behalf the proposal is made.

The requirements for stockholder director nominations and proposals other than director nominations appear in our by-laws. Only such individuals who are nominated in accordance with the procedures described above and in our by-laws will be eligible for election by stockholders as directors and only such business brought before the meeting in accordance with the procedures set forth above and in our by-laws will be conducted at a meeting of stockholders. We have not received any stockholder recommendations or nominations with respect to our Annual Meeting.

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and must be received by us no later than March 29, 2011. In order to curtail controversy as to the date on which a proposal was received by us, we suggest that you submit your proposals by registered mail, return receipt requested. Proposals must satisfy the procedures set forth in Rule 14a-8 under the Exchange Act.

If you wish to submit a proposal for the 2011 Annual Meeting but not have it included in next year's proxy materials for such meeting or wish to nominate a director, you must submit such proposal or nomination in writing to our principal executive offices at 310 Littleton Road, Westford, Massachusetts 01886, attention: Secretary and such proposal or nomination must be received no earlier than the close of business of May 11, 2011 and no later than the close of business of June 10, 2011 and must satisfy the requirements described above and in our by-laws.

Policy Governing Security Holder Communications with the Board of Directors

The Board provides to every stockholder the ability to communicate with the Board as a whole and with individual directors through an established process for security holder communication (as that term is defined by the rules of the SEC) as follows:

For communications directed to the Board as a whole or to a specific member of the Board, stockholders may send such communications to the attention of the Chairman of the Board with respect to general communications or to the attention of the specific director, in each case, by one of the three methods listed below:

By U.S. mail (including courier or other expedited delivery service): NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886 Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By facsimile: (978) 614-4004, Attn: [Chairman of the Board]/[Individual Director], c/o Director, Investor Relations

By email: ir@netscout.com

We will forward any such stockholder communications to the Chairman of our Board, as a representative of our Board, and/or to the director to whom the communication is addressed.

Policy Governing Director Attendance at Annual Meetings of Stockholders

Our policy is that one of the regularly scheduled in-person meetings of our Board will be scheduled on the same day as our annual meeting of stockholders, and all directors are encouraged to attend our annual meeting of stockholders. All seven members of our Board attended the Annual Meeting of Stockholders held on September 9, 2009.

Code of Ethics

We have adopted a code of ethics as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, which applies to all of the employees, officers, and directors of the Company and our subsidiaries, including our principal executive officer, principal financial officer, principal accounting officer and controller, and persons performing similar functions. A current copy of the Code of Business Conduct is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. NetScout intends to disclose amendments to or waivers from provisions of the Code of Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, by posting such information on our website, available at http://www.netscout.com/investors/.

For more corporate governance information, you are invited to visit the Corporate Governance section of our website, available at http://www.netscout.com/investors/. Contents of our website are not part of or incorporated by reference into this proxy statement.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board met seven times and took action by written consent one time during the fiscal year ended March 31, 2010. Each of the directors attended at least 75% of the total number of meetings of our Board and the committees on which they served during fiscal year 2010. The Board has standing Audit, Compensation, Nominating and Corporate Governance, and Finance Committees. Until April 29, 2009, the Board had a standing Equity Compensation Committee, the responsibilities of which have since been transferred to the Compensation Committee.

Audit Committee

The Audit Committee, of which Messrs. DeMarines, Egan, Hadzima, and Mullarkey are members, is responsible for (1) reviewing and overseeing the financial reports we provide to the SEC, our stockholders, or to the general public, and our accounting policies, internal accounting controls, internal control over financial reporting, auditing functions, and financial reporting practices; (2) ensuring the independence of the independent auditor and thereby furthering the integrity of our financial reporting; and (3) establishing procedures designed to facilitate the receipt, retention, and handling of complaints regarding disclosure controls and procedures, internal control over financial reporting and accounting, internal accounting control or auditing matters; and the receipt of confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. Additionally, the Audit Committee reviews and monitors the company's compliance with its related party transaction approval policy. A copy of the Audit Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. The Audit Committee met eight times during the fiscal year ended March 31, 2010. Mr. Mullarkey serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC. Our Board has determined that each member of our Audit Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards and the SEC's heightened director independence standards for audit committee members.

Compensation Committee

The Compensation Committee, of which Messrs. Hadzima, McGuigan, and Pearse are members, is responsible for discharging the responsibilities of the Board relating to the compensation of our executives, administering our incentive compensation and stock plans, reviewing and making recommendations with respect to our benefit plans and human resource activities, and reviewing with our management and recommending for inclusion in our proxy statements and incorporation by reference in our Annual Reports on Form 10-K the Compensation Disclosure and Analysis. A copy of the Compensation Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/. Our Compensation Committee met seven times during the fiscal year ended March 31, 2010. Mr. Hadzima serves as the Chairman of the Compensation Committee. The Board has determined that each member of our Compensation Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards and is a "non-employee director" as defined by applicable SEC rules and regulations.

Nominating and Corporate Governance Committee

The Nominating Committee, of which Messrs. DeMarines, Egan, McGuigan, and Pearse are members, is responsible for identifying individuals qualified to become directors, recommending to our Board the director nominees for election, and monitoring compliance with and periodically reviewing our Code of Business Conduct and Corporate Governance Guidelines. A copy of the Nominating Committee Charter is available at the Corporate Governance section of our website at http://www.netscout.com/investors/.

Our Nominating Committee met two times during the fiscal year ended March 31, 2010. Mr. Egan serves as the Chairman of the Nominating Committee. The Board has determined that each member of the Nominating Committee is independent within the meaning of the Company's and NASDAQ's director independence standards.

Finance Committee

The Finance Committee, of which Messrs. Mullarkey, DeMarines, Hadzima, and Egan are currently members, considers strategic initiatives and other opportunities that may become available to the Company from time to time. During the fiscal year ended March 31, 2010, the Finance Committee met seven times.

Equity Compensation Committee

On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee. Prior to April 29, 2009, the Equity Compensation Committee, of which Mr. Singhal was the only member, was responsible for granting equity-based awards under our equity incentive plans to employees and consultants who are not Named Executive Officers (as defined below) or directors of the Company and to generally exercise rights similar to those held by our Compensation Committee with respect to those grants. The Equity Compensation Committee operated under guidelines established by the Board and reported all options granted at each regularly scheduled meeting of our Board. The Equity Compensation Committee took action by written consent one time during the fiscal year ended March 31, 2010.

Report of Audit Committee of the Board of Directors[1]

This report is submitted by the Audit Committee of the Board, which reviews with the Company's management and independent registered public accounting firm the annual consolidated financial statements and such firm's opinion thereon, reviews the results of the integrated audit of the Company's annual consolidated financial statements and internal control over financial reporting, evaluates the effectiveness of the independent auditors, recommends the retention of or potential change in the independent auditors to the Board, approves all fees to be paid by the Company to its independent auditors and reviews the Company's accounting policies, disclosure controls and procedures and internal control over financial reporting. The Audit Committee is currently comprised of Messrs. DeMarines, Egan, Hadzima, and Mullarkey, and each is independent within the meaning of the Company's, SEC's, and NASDAQ's director independence standards. Mr. Mullarkey serves as the Chairman of the Audit Committee and is an audit committee financial expert as defined by the SEC. The Audit Committee operates under a written charter adopted by the Board. This charter is reviewed and reassessed annually.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the Company's financial statements and the financial reporting process, including disclosure controls and procedures and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements of the Company for the year ended March 31, 2010 with management, including a discussion of the quality, not just the acceptability, of the implementation of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and reviewed the Company's disclosure controls and procedures and internal control over financial reporting, including management's assessment of the effectiveness of its internal control over financial reporting.

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1 The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing

The Audit Committee reviewed the results of the integrated audit with PricewaterhouseCoopers LLP, the Company's independent registered accounting firm who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the design and effective operation of, the Company's internal control over financial reporting as of March 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee also reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's selection and implementation of accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee also discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence. The Audit Committee met eight times in fiscal 2010.

During fiscal 2010 senior members of the Company's financial and legal management participated in each of the regularly scheduled meetings. At these regularly scheduled meetings the Company's independent auditors and external legal counsel were also present. The Audit Committee discussed with the Company's management and independent auditors the overall plan for the integrated audit, the results of their examinations, their assessment of the Corporation's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee also held separate executive discussions with the Corporation's independent auditors without the presence of management.

The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol.1. AU Section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the Company's consolidated financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did formally recommend, to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

Respectfully submitted by the Audit Committee

Vincent J. Mullarkey, Chairman
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.

The Board's Role in Risk Oversight

The Board administers risk management and oversight and through the Board as a whole, as well as through various Board committees that address risks inherent in their respective areas of oversight. The Board seeks to ensure that risk management principles are incorporated in the Company's strategic planning and management processes. This comprehensive approach is reflected in the reporting processes by which our management provides timely and comprehensive information to the Board to support the Board's role in oversight, approval and decision-making.

The Board monitors the information it receives and requests from management and provides oversight and guidance to our senior management team concerning the assessment and management of risk. The Board approves the Company's high level goals, strategies and policies to set the tone and direction for appropriate risk taking within the business. The Board and its committees then emphasize this tone and direction in its oversight of management's implementation of the Company's goals, strategies and policies.

Our senior executives regularly attend meetings of the Board and its committees and provide the Board and its committees with reports regarding the Company's operations, strategies and objectives and the risks inherent within them. Board and committee meetings also provide a venue for directors to discuss issues with, request additional information from, and provide guidance to, senior management. In addition, our directors have direct access to senior management to discuss any matters of interest, including those related to risk. Those members of management most knowledgeable of the issues regularly attend Board and committee meetings to provide additional insight into items being discussed, including risk exposures.

The Board has delegated oversight for matters involving certain specific areas of risk exposure to its three principal committees. Each committee reports to the Board at regularly scheduled Board meetings, and more frequently if appropriate, with respect to the matters and risks for which the committee provides oversight. Each committee is also authorized and empowered to retain independent advisors as the committee deems appropriate to discharge its responsibilities under such committee's charter.

The Audit Committee oversees the integrity of our financial statements, reporting process and internal controls, the relationship with our independent auditors, including their qualifications, independence and performance, and the Company's corporate finance matters, including its capital structure. The Audit Committee also provides oversight with respect to the Company's risk management process and litigation, discussing with management the Company's significant financial risk exposures, steps management has taken to monitor, control and report such exposures, and our policies with respect to risk assessment and risk management. The Audit Committee has also deliberated on enterprise risk management analysis.

Our Compensation Committee is responsible primarily for the design and oversight of the Company's executive compensation policies, plans and practices. A key objective of the Compensation Committee is to ensure that the Company's overall executive compensation program appropriately links pay to performance and aligns the interests of the Company's executives with our stockholders. The Compensation Committee also monitors the design and administration of the Company's overall incentive compensation programs to ensure that they include appropriate safeguards to avoid encouraging unnecessary or excessive risk taking by Company employees. Elements of our executive compensation program that mitigate excessive risk taking, such as our combination of short and long-term incentives, are described below under "*Compensation Discussion and Analysis*."

The Nominating Committee oversees risks related to our corporate governance, including Board and director performance, director succession, director education and the Company's Corporate Governance Guidelines and other governance documents. The Nominating Committee also oversees the Company's overall compliance program. The Nominating Committee has conducted Board-wide risk and compliance education.

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation Summary

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal year ended March 31, 2010 to our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated executive officers during the fiscal year ended March 31, 2010. The executives listed below may be referred to as our "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary($)	Restricted Stock Unit Awards(2)($)	Non-Equity Incentive Plan Compensation($)	Change in Pension Value(3)($)	All Other Compensation(4)($)	Total($)
Anil K. Singhal	2010	325,346	—	133,000	283,000	44,972	786,318
Chairman, CEO and President	2009	318,747	—	750,000	283,000	40,850	1,392,597
	2008	300,000	—	500,000	283,000	49,625	1,132,625
Michael Szabados	2010	275,346	249,028	55,000	—	—	579,374
Chief Operating Officer	2009	268,747	224,099	313,000	—	—	805,846
	2008	250,000	57,781	200,000	—	10,860	518,641
David P. Sommers	2010	250,346	184,565	44,000	—	—	478,911
Senior VP and CFO	2009	241,249	166,804	250,000	—	—	658,053
	2008	215,000	49,310	180,000	—	—	444,310
Jeffrey R. Wakely	2010	190,346	64,717	17,600	—	—	272,663
VP, Finance and CAO	2009	186,752	61,195	93,000	—	—	340,947
	2008	177,000	19,112	80,000	—	—	276,112
John W. Downing(1)	2010	200,346	205,541	196,475	—	—	602,362
Senior VP, Worldwide Sales	2009	187,500	185,166	250,779	—	—	623,445
Operations	2008	150,000	66,330	240,588	—	—	456,918

(1) The information presented for Mr. Downing under the "Non-Equity Incentive Plan Compensation" column consists of sales commissions and bonus for the years ended March 31, 2010 and 2009. For the year ended March 31, 2008, the information presented for Mr. Downing under the "Non-Equity Incentive Plan Compensation" column consists of sales commissions only.

(2) Represents share based compensation expense recognized during the year in accordance with Generally Accepted Accounting Principles (GAAP). When granted, restricted stock units vest over four years and are valued based upon the closing market price of our common stock at the date of grant. In fiscal 2008, 2009, and 2010, Mr. Singhal declined restricted stock unit grants due to his already large stock ownership as co-founder and his desire to reserve the equity incentives for other employees.

(3) Change in Pension Value for Mr. Singhal represents vesting in fiscal 2010, 2009, and 2008 towards a future retirement benefit. Total future severance payments are projected at $1,400,000 and vest over 4 years 8 months beginning in the fourth quarter of the fiscal year ended March 31, 2007. Mr. Singhal's future retirement benefit also includes a projected $200,000 in payments for future health benefits.

(4) See the All Other Compensation Table below for additional information.

Option Awards. We did not make any option grants during the fiscal years ended March 31, 2010, 2009, and 2008 to any of our Named Executive Officers. Therefore, we have omitted this column.

Nonqualified Deferred Compensation Earnings. We currently do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers.

All Other Compensation Table

Name and Principal Position	Fiscal Year	Car Usage($)	Financial and Legal Counseling($)	401(K) Match($)	Other(1)($)	Total($)
Anil K. Singhal	2010	7,797	27,700	7,350	2,125	44,972
	2009	7,291	25,000	7,434	1,125	40,850
	2008	9,632	32,400	6,933	660	49,625
Michael Szabados(2)	2010	—	—	—	—	—
	2009	—	—	—	—	—
	2008	—	3,000	7,200	660	10,860

(1) This column reports the total amount of other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of All Other Compensation for the Named Executive Officer. These other benefits include: patent program awards, the value of supplemental life insurance premiums, and spousal attendance at company sponsored events.

(2) Totals for fiscal years 2010 and 2009 did not exceed the disclosure thresholds relative to Mr. Szabados.

Possible Payouts Under Non-Equity Incentive Plan Awards

The following table shows for the fiscal year ended March 31, 2010, certain information regarding grants of plan-based awards to our Named Executive Officers:

Possible Payouts Under Non-Equity Incentive Plan Awards in Fiscal 2010

Name	Grant Date	Possible Payouts Under Non-Equity Incentive Plan Awards		
		Threshold($)	Target($)	Maximum($)(1)
Anil K. Singhal	April 29, 2009	—	$600,000	—
David P. Sommers	April 29, 2009	—	$200,000	—
Michael Szabados	April 29, 2009	—	$250,000	—
John W. Downing	April 29, 2009	—	$275,000	—

(1) Actual non-equity incentive plan awards are made based on various factors including the Company's overall performance, as described more fully in the Compensation Discussion and Analysis. As described, the Company has not set prescribed maximum payments, and the possible award could exceed 100% of an individual's target if the Company exceeded its goals and the individual met or exceeded his goals. However, the Company expects that awards exceeding 100% would be rare.

We did not make any awards under any equity incentive plan or any other stock or option awards during the fiscal year ended March 31, 2010 to any of our Named Executive Officers. Therefore, we have omitted these columns.

Outstanding Equity Awards at Fiscal Year End Table

		Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options(#) Exercisable**	**Number of Securities Underlying Unexercised Options(#) Unexercisable**	**Option Exercise Price($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested(#)**	**Market Value of Shares or Units of Stock That Have Not Vested($)**
Anil K. Singhal	—	—	—	—	—	—	—
Michael Szabados	2/4/2008	—	—	—	—	50,000	739,500
	7/17/2002	1,250	—	4.30	7/17/2012	—	—
David P. Sommers	2/4/2008	—	—	—	—	35,000	517,650
	6/13/2003	25,000	—	4.22	7/17/2012	—	—
	6/27/2001	50,000	—	5.26	6/27/2011	—	—
Jeffrey R. Wakely	2/4/2008	—	—	—	—	12,500	184,875
John W. Downing	2/4/2008	—	—	—	—	35,000	517,650
	4/5/2007	—	—	—	—	5,000	73,950
	1/5/2004	20,000	—	7.85	1/05/2014	—	—

Unearned Equity Incentive Plan Awards. We do not have any unearned equity incentive plan awards for any of our Named Executive Officers and have therefore omitted the corresponding columns.

Option Exercises and Stock Vested in Fiscal Year 2010 Table

The following table sets forth option exercises and stock vested for each of our Named Executive Officers for the fiscal year ended March 31, 2010:

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise(#)**	**Value Realized on Exercise($)(1)**	**Number of Shares Acquired on Vesting(#)**	**Value Realized on Vesting($)(2)**
David P. Sommers	200,000	1,881,414	22,257	324,713
Michael Szabados	107,000	325,058	29,757	433,988
John W. Downing	113,750	1,099,178	24,757	350,749
Jeffrey R. Wakely	—	—	8,466	118,319

(1) Value is calculated by multiplying the number of shares times the closing price of a share of our common stock on the exercise date and subtracting from that amount the exercise price multiplied by the number of shares acquired on such exercise date.

(2) Value is calculated by multiplying the number of shares times the closing price of a share of our common stock on the vesting date.

Pension Benefits Table

The following table sets forth the payments or other benefits at, following, or in connection with retirement of our Named Executive Officers

Name	**Fiscal Year**	**Number of Years of Credited Service(#)**	**Present Value of Accumulated Benefit($)**	**Payments During Last Fiscal Year($)**
Anil K. Singhal	2010	39 months	920,000	—
	2009	27 months	637,000	—
	2008	15 months	354,000	—

In January of 2007, we entered into an agreement with Mr. Singhal that provides retirement benefits. These benefits vest over 4 years and 8 months beginning in January 2007 at a rate of 1.5 years for every year of future service, prorated for any partial year. Total future severance payments assuming 100% vesting are projected at $1,400,000. Mr. Singhal's retirement benefits also include a projected $200,000 in payments for future health benefits. These benefits are an unfunded obligation.

Non-Qualified Deferred Compensation Table

We do not provide a non-qualified defined contribution plan or other deferred compensation plan to any of our Named Executive Officers and have therefore omitted this table.

Director Compensation Table for Fiscal Year 2010

Name	Fees Earned or Paid in Cash($)	Stock Awards($)	All Other Compensation($)	Total($)
Victor A. DeMarines	54,400	60,159	40,000	154,559
John R. Egan	89,600	60,159	40,000	189,759
Joseph G. Hadzima, Jr.	64,200	60,159	40,000	164,359
Stuart M. McGuigan	46,500	60,159	40,000	146,659
Vincent J. Mullarkey	68,400	60,159	40,000	168,559
Stephen G. Pearse	46,500	60,159	40,000	146,659

Non-employee directors are compensated $30,000 annually for their services and also receive compensation of $1,500 for each regular Board meeting attended. The lead non-employee director receives an additional annual retainer of $30,000. Non-employee directors currently receive $8,000 annually for serving on the Audit Committee and $6,000 annually for serving on either the Compensation Committee or Nominating Committee. In addition, directors who are chairpersons of a particular committee are also given additional annual compensation of $20,000 for the Audit Committee, and $6,000 for either the Compensation Committee or Nominating Committee. Finance Committee members receive $1,000 for each meeting attended in person and $800 for each meeting attended via telephone. Non-employee directors are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board or of any committee thereof and for attendance at approved director education programs. Non-employee directors are granted annually equity-based awards in the form of restricted stock units representing $60,000 of NetScout common stock. In addition, upon the annual vesting of these restricted stock units the non-employee directors receive $40,000 to defray the corresponding tax liability. These restricted stock unit awards vest 100% on the date of our annual meeting provided that during such year, such director attends at least 75%, collectively, of the meetings of the Board and any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, then 100% of these restricted stock units will vest on the third anniversary of the date of grant. No other equity awards are given to our directors.

Stock Plans

1999 Stock Option and Incentive Plan. Our 1999 Stock Option and Incentive Plan, as amended, or the 1999 Stock Option Plan, was adopted by the Board in April 1999 and was approved by our stockholders in June 1999. The 1999 Stock Option Plan was replaced by our 2007 Equity Incentive Plan effective September 12, 2007 and no further grants were made under the 1999 Stock Option Plan after such date. The 1999 Stock Option Plan provided for the grant of stock-based awards to our employees, officers and directors, consultants, or advisors. Under the 1999 Stock Option Plan, we could grant options that were intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options could be granted only to our employees. A total of 9,500,000 shares were reserved for issuance under the 1999 Stock Option Plan.

The 1999 Stock Option Plan is administered by our Compensation Committee. Payment of the exercise price of an award under the 1999 Stock Option Plan may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The 1999 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of the Company, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of such awards.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1999 Stock Option Plan shall be free of some or all restrictions.

As of the Record Date, options to purchase an aggregate of 741,281 shares of common stock at an average exercise price of $7.88 per share were outstanding under the 1999 Stock Option Plan, and we had granted restricted stock units representing 1,015,899 shares of common stock, with 24,118 shares outstanding.

2007 Equity Incentive Plan. Our 2007 Equity Incentive Plan, or the 2007 Plan, was adopted by the Board in September 2007 and was approved by our stockholders at the September 12, 2007 annual meeting of stockholders. The 2007 Plan replaces the 1999 Stock Option Plan. The 2007 Plan allows us to grant restricted stock units, stock, stock options, and other equity interests to our and our subsidiaries' employees, officers, directors, consultants, and advisors. Under the 2007 Plan, we may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, options not intended to qualify as incentive stock options, restricted stock, and other stock-based awards. Incentive stock options may be granted only to our employees. The maximum number of shares as to which equity awards may be granted under the 2007 Plan is 5,000,000 shares (subject to certain adjustments under the 2007 Plan), of which no more than 500,000 shares may be granted to any one person.

The 2007 Plan is administered by our Compensation Committee. Subject to the provisions of the 2007 Plan, our Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of common stock subject to the award. For administrative convenience, the Board established the Equity Compensation Committee, which was responsible until April 29, 2009 for granting share-based awards to employees and consultants of NetScout and our subsidiaries who are not directors or Named Executive Officers of the Company. The Equity Compensation Committee operated under guidelines established by the Board. The Equity Compensation Committee had the authority to select the employees and consultants to whom awards are granted (except for directors and such Named Executive Officers) and determine the terms of each award, including the number of shares of common stock subject to the award. On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Payment of the exercise price of an award may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note, or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 2007 Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 2007 Plan shall be free of some or all restrictions.

As of the Record Date, we had granted restricted stock units representing 3,063,476 shares of common stock, with 1,786,912 shares outstanding.

1999 Employee Stock Purchase Plan, as amended. The 1999 Employee Stock Purchase Plan, as amended, or the 1999 Purchase Plan, was adopted by the Board in April 1999 and was approved by our stockholders in June 1999. The plan was amended by our Board on January 17, 2001, July 18, 2001, and April 29, 2003. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan. In September 2003, at our annual meeting, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Purchase Plan. The Board suspended the 1999 Purchase Plan as of October 31, 2005

1997 and 2000 Incentive Plans. Upon the consummation of our acquisition of NextPoint Networks, Inc., or NextPoint, we assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan or, collectively, the NextPoint Plans, and all outstanding options which had been issued pursuant to each plan. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of our common stock. In general, options granted pursuant to the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan are not transferable or assignable except by will or the laws of descent and distribution. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only 50% of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period from a specific date. As of the Record Date, there were no outstanding options under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

The following table sets forth securities authorized for issuance under our stock option plans as of fiscal year ended March 31, 2010:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Plan category			
Equity compensation plans approved by security holders	1,926,117	$7.60	3,016,130
Equity compensation plans not approved by security holders	—	—	—
Total	1,926,117	$7.60	3,016,130

401(k) Plan

We maintain a 401(k) plan qualified under Section 401 of the Code. All of our employees who are at least 18 years of age and work at least 20 hours per week are eligible to participate in the 401(k) plan. Under the 401(k) plan, a participant may contribute a maximum of 60% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit, which was $16,500 (or $22,000 for individuals at least 50 years of age) in calendar year 2010, to the 401(k) plan. At the discretion of our Board, we may make matching contributions to the 401(k) plan. During the plan year ended December 31, 2010, we matched 50% of employee contributions up to 6% of compensation. Employer contributions vest over four years at a rate of 25% per year of service. In addition, at the discretion of our Board, we may make profit-sharing contributions to the 401(k) plan for all eligible employees. During the plan year ended December 31, 2010, we made no profit-sharing contributions to the 401(k) plan.

Employment and Other Agreements

Mr. Singhal assumed the role of Chairman of our Board, effective January 19, 2007. In conjunction with his additional responsibilities, we entered into a new employment agreement with Mr. Singhal, which provides that he will receive an annual base salary of at least $300,000. The employment agreement provides for a three-year term commencing January 19, 2007 with automatic one-year renewals. During the term of this agreement, Mr. Singhal will also be eligible to receive an annual bonus based on company performance and individual objectives. The employment agreement is terminable at will by either party and provides that if we elect not to renew the agreement for any reason, or if Mr. Singhal's employment is terminated by us without due cause as defined in the agreement, by Mr. Singhal at any time following the consummation of a sale of the Company, or upon the death or disability of Mr. Singhal, Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for seven years. If Mr. Singhal terminates his employment with us for any reason prior to the consummation of a sale of the Company, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year.

We also entered into severance agreements in May 2009 after the end of our fiscal year ended March 31, 2009 with our Named Executive Officers which are described under the heading "Post Termination Compensation" in Compensation Discussion and Analysis below.

Each of these agreements was approved by a majority of our Board and by a majority of the disinterested members of our Board. All future transactions, if any, with our executive officers, directors, and affiliates will be approved in accordance with our related party transaction policy discussed below under "Transactions with Related Persons".

Potential Payments Upon Termination or Change of Control

The table below sets forth the estimated amount of payments and other benefits each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on March 31, 2010. The information is provided relative to the Named Executive Officer's termination or change of control arrangements as of the Record Date and assumes such arrangements were actually in effect as of March 31, 2010. The values relating to vesting of stock options and restricted stock unit awards are based upon a per share fair market value of our common stock of $14.79 the closing price reported on the NASDAQ Global Market on March 31, 2010, the last trading day of the year ended March 31, 2010. Actual payments made at any future date will vary based on various factors including, salary and bonus levels, the vesting schedules of the various equity-based awards, and the price of our common stock at the time of termination or change of control. For purposes of the payments associated with a change of control set forth in following table, we have assumed that the respective Named Executive Officer was terminated on March 31, 2010 and that such arrangements were actually in effect as of such date. Please refer to the heading "Post Termination Compensation" below in Compensation Discussion and Analysis for a discussion of the particular terms of the applicable termination or change or control arrangements reflected in the table below.

Name	Termination Event*	Salary and Other Cash Payments ($)	Vesting of Stock Options ($)(3)	Vesting of RSUs ($)(3)	Health and Dental Benefits ($)
Anil K. Singhal(1)	Termination without cause or resignation for good reason other than in the context of a change of control				
	Termination without cause or resignation for good reason within one year following a change of control				
Michael Szabados	Termination without cause or resignation for good reason other than in the context of a change of control	$275,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$525,000	—	$369,750	—
David P. Sommers	Termination without cause or resignation for good reason other than in the context of a change of control	$250,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$450,000	—	$258,825	—
John W. Downing	Termination without cause or resignation for good reason other than in the context of a change of control	$200,000(2)	—		—
	Termination without cause or resignation for good reason within one year following a change of control	$315,623	—	$295,800	—

* All agreements include a clawback provision releasing the Company from its obligation to make additional payments and requiring the relevant executive to repay the Company for amounts paid in the event an investigation by Company reveals the executive engaged in fraudulent, dishonest, or criminal acts. The agreements provide for notice and an opportunity to cure. Chart excludes Jeffrey Wakely due to his resignation on May 31, 2010.

(1) See Post Termination Compensation Section detailing any post termination payments Mr. Singhal is entitled to under his employment agreement.
(2) Payments to be made in equal installments over a 12 month period following termination. In the event of death within the 12 month period, payments will be accelerated and made to the deceased's estate within 30 days.
(3) Upon a termination without cause or a resignation for good reason within one year following a change in control, Messrs. Szabados, Sommers and Downing are entitled to acceleration of certain unvested equity-based awards. All of such unvested equity-based awards with respect to such Named Executive Officers are assumed to have accelerated as of March 31, 2010, the last trading day of the year ended March 31, 2010. The amount shown in this column represents the difference between the exercise price and the fair market value of the accelerated options assuming a $14.79 fair market value of our stock on March 31, 2010.

Compensation Discussion and Analysis

Overview

The goal of NetScout's executive officer compensation program is to retain and reward highly qualified, talented leaders who create long term stockholder value. The program is designed to align management's interest with that of stockholders, and motivate senior executives to increase our long-term growth and profitability while attempting to minimize risks that could result from compensation decisions. As described below, NetScout, acting through the Chief Executive Officer and Compensation Committee, weighs the appropriate mix of compensation elements, including the allocation between cash and equity, for each executive officer to help achieve those objectives.

Compensation Objectives

NetScout uses its compensation program to achieve the following objectives:

- To provide compensation opportunities that attract, motivate, and retain the best talent and highest caliber people possible to serve our customers and achieve our strategic objectives.
- To align management's interest with our success, including by linking compensation and performance, based on the attainment of both company goals and individual goals.
- To align management's interest with stockholders by including long-term equity incentives.
- To increase our revenue, to increase our profitability and accordingly increase stockholder value.

NetScout periodically considers its compensation objectives and formally reviews its objectives and practices with the Compensation Committee in connection with the annual review and approval of executive officer compensation.

Compensation Policies

To achieve NetScout's compensation objectives, NetScout and the Compensation Committee have developed an executive compensation program comprising cash compensation in the form of base salary and annual incentive cash bonuses and long-term incentive awards in the form of equity incentive grants. The Compensation Committee reviews the program at least annually to evaluate whether it supports NetScout's long-term goals.

The Compensation Committee reviews the total mix of the elements of compensation, such as short-term versus long-term compensation and cash versus equity compensation, in light of NetScout's overall compensation goals. The Compensation Committee also takes into account NetScout's past financial performance and future expectations, individual performance and experience, and past overall compensation levels. With respect to certain financial goals, that is, the revenue and profits targets, the Compensation Committee places greater weight on achieving those goals, but the Compensation Committee does not assign specific weights, formulas, or rankings to the factors, but instead makes a determination based on consideration of all of these factors as well as the progress made with respect to NetScout's long-term goals and strategies. In addition, the Compensation Committee uses the following principles to guide its decisions regarding executive compensation:

Pay for Performance

Total compensation should reflect a "pay for performance" philosophy such that a substantial portion of executive compensation should include short- and long-term incentive awards that are tied to the achievement of performance objectives of both NetScout and the individual.

Alignment with Stockholders' Interests

Total compensation levels should include a component that reflects NetScout's overall performance through the use of equity-based awards.

Internal Parity

To the extent practicable, and based on individual performance, base salary levels and short- and long-term incentive target levels for similarly-situated executives within NetScout should be comparable to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment.

External Competitiveness

Our compensation program strives to ensure that our executives' total compensation levels are competitive with peer companies so that we can attract and retain high performing key executive talent;

To ensure that our executives' total compensation levels are competitive, our Compensation Committee, in consultation with our senior management, periodically reviews the compensation policies and practices of other companies in our peer group, which we define to include companies with the following characteristics:

- Publicly-traded;
- Primary operations in related technology industries;
- Similar revenue levels; and
- Similar number of employees.

However, in assessing competitiveness of compensation, the Compensation Committee does not use individual targets but strives to ensure that compensation is within market ranges.

Avoidance of Excessive Perquisites

Although we will consider certain perquisites that are common and appropriate for similarly-situated executives of public companies, as a general matter, we intend to avoid the payment of excessive, unusual, or unnecessary perquisites to executives.

Elements of our Executive Compensation Program

Consistent with our executive compensation objectives, we have developed an executive compensation program consisting of the following elements:

- Base Salary;

- Short-term incentive in the form of an annual cash bonus;
- Long-term incentive in the form of equity-based awards (restricted stock units, or RSUs); and
- Benefits/perquisites.

Base salary

Although overall compensation levels for each of NetScout's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies, base salaries are generally set lower than those of executives at similar companies. Consistent with the Company's compensation philosophy of pay for performance, executive officers' total compensation mix provides for a significant incentive component, and the bonus eligibility makes total compensation potentially, upon achievement of the bonus, competitive with compensation paid to executives at similar companies. The Compensation Committee, and the Board in the case of our Chief Executive Officer's compensation, exercises full discretion in setting base salary levels, subject to certain limits with respect to Mr. Singhal, whose base salary may not be reduced below $300,000 without his consent under the terms of his employment agreement with NetScout. Salary decisions for NetScout's executive officers are generally made near the beginning of each fiscal year.

Short-term cash incentive

Short-term incentive in the form of an annual cash bonus is intended to provide motivation for executives to achieve both NetScout's annual operating goals and the individual's annual performance goals. The target amount for the annual bonus opportunity is established at the outset of the fiscal year and is based on a percentage of the executive's base salary that is intended to be at or above the median percentage offered to similarly-situated executives in our large company peer group. In addition, the Compensation Committee has the flexibility to award additional discretionary bonuses to recognize and reward outstanding individual performance in excess of measurable performance objectives.

The Chief Executive Officer and the other named executive officers are eligible for bonuses only after NetScout generally meets or exceeds Board-approved targets, currently based on revenue and earnings per share, or EPS, targets, that are set to drive our business. If NetScout generally meets or exceeds the targets, the Chief Executive Officer and other named executive officers are eligible for bonuses, but the bonus amounts are then based on attainment of individual goals, contribution to the company-wide goals, and other criteria as may be determined by the Compensation Committee, such as teamwork, ethical behavior and adherence to our corporate values and policies. Individual goals are set at the beginning of each fiscal year. Bonuses generally are paid shortly after the start of NetScout's fiscal year for the preceding fiscal year.

In support of its emphasis on performance-based incentives, each quarter NetScout accrues the bonus pool for executive officers and for other employees based on the achievement of the corporate performance targets mentioned above. When setting the fiscal year 2010 targets the Compensation Committee considered the company-wide targets reasonably achievable. However, NetScout's overall performance suffered as a result of the economic downturn, and despite success in navigating a difficult macro-economic client and advancement of key strategic areas, NetScout did not meet all of its revenue and EPS targets set at the beginning of the year leading to a bonus accrual for all employee participants equal to 22% of aggregate bonus target.

Long-term incentive

The Compensation Committee believes that NetScout's equity incentive program is an important element of our overall compensation program and contributes to the goal of attracting and retaining highly qualified individuals who can contribute to our success. Toward that end, the Compensation Committee has determined that grants should be concentrated, with high performing and high potential individuals receiving the bulk of the grants. Our 2007 Plan permits the granting of share-based awards to employees and officers of NetScout and its subsidiaries. The Compensation Committee administers the 2007 Plan.

The Compensation Committee believes that long-term incentive compensation in the form of restricted stock units, the form of equity that we currently grant, helps to align the interests of management and stockholders and enables executives to develop long-term stock ownership in NetScout. In addition to an executive's past performance, NetScout's desire to retain an individual is of paramount importance in the determination of stock-based grants. Such long-term awards also help manage risk by vesting a longer-term stake in the success of the Company.

Benefits/Perquisites

We seek to provide perquisites that are common and appropriate for similarly-situated executives of public companies. In addition to cash and equity compensation, our compensation program comprising various benefits, including medical insurance plans and NetScout's 401(k) Plan. Executive officers are also eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1 million cap, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $500,000 cap available to sales employees. Mr. Singhal is entitled to other benefits discussed below.

Executive Compensation Decisions and Process

General

The Compensation Committee typically meets at least four times annually to coincide with regularly scheduled Board meetings, and more frequently as necessary. The Compensation Committee met seven times and acted by unanimous written consent three times during the fiscal year ended March 31, 2010. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with our Chief Financial Officer, General Counsel, and other executives who may have input on a given agenda item. The Compensation Committee meetings typically include various members of management as well as outside legal counsel to provide background information or advice, or to otherwise participate in a given meeting. Our Chief Executive Officer is often present and participates in discussions and deliberations regarding the compensation of our executive officers. However, the Compensation Committee exercises complete discretion and has ultimate authority with respect to executive compensation matters, except in the case of the compensation of the Chief Executive Officer, which is approved by the full Board after receiving a recommendation from the Compensation Committee. The Chief Executive Officer assists the Compensation Committee in approving recommendations with respect to executives other than the Chief Executive Officer. The other executives do not play a role in determining their compensation, other than in discussing their performance with the Chief Executive Officer and the Chief Operating Officer, who makes his own recommendations to the Chief Executive Officer for the Chief Executive Officer's consideration. The Chief Operating Officer has no role in determining his own compensation, other than providing the Chief Executive Officer with an assessment of his own performance. Our Chief Executive Officer is not present and does not participate in discussions or deliberations regarding his own compensation, performance, or objectives, whether at Compensation Committee or Board meetings.

Compensation Decision Processes

The Compensation Committee conducts an annual review, over a series of meetings, of the performance and compensation of each of our executive officers, including the Chief Executive Officer. In making decisions, the Compensation Committee takes into account NetScout's past financial performance and future expectations, individual performance and experience, and past overall compensation levels. The Compensation Committee does not assign specific weights, formulas, or rankings to these factors, but instead makes a determination based on consideration of all of these factors as well as the progress made with respect to NetScout's long-term goals and strategies provided that the Compensation Committee does place greater emphasis on the achievement of the Company's overall corporate financial targets in making its determinations.

Although overall base salary levels for each of NetScout's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience, and responsibilities at similar companies, base salaries are generally set lower than those of executives at similar companies. Consistent with the Company's compensation philosophy of pay for performance, executive officers' total compensation mix provides for a significant incentive component, and the bonus eligibility makes total compensation potentially, upon achievement of the bonus, competitive with compensation paid to executives at similar companies. Typically, base salary levels for each of NetScout's executive officers, other than the Chief Executive Officer, are determined after considering the evaluations and recommendations made by the Chief Executive Officer, who applies his own judgment in making compensation recommendations after reviewing our performance, the performance of the executive officer against corporate and personal goals, the executive's career with the Company, amounts of current and long-term compensation, and special circumstances such as strategic alliances, acquisitions, etc.

Short term cash incentive compensation is based on the attainment of corporate level performance goals and individual goals set at the beginning of each fiscal year. Generally, the corporate level performance goals consist of Board approved revenue and EPS targets. The Chief Executive Officer and the other named executive officers are eligible for bonuses only after NetScout generally meets or exceeds company-wide revenue and EPS targets, except for Mr. Downing whose short term cash incentive compensation consists of both commissions based on NetScout sales and a bonus component. If NetScout meets or exceeds the targets, the Chief Executive Officer and other named executive officers are eligible for bonuses, but the amounts are then based on attainment of individual goals, contribution to the company-wide goals, and other criteria that may be established by the Compensation Committee, such as teamwork, ethical behavior and adherence to our corporate values and policies.

The corporate level performance goals and the individual performance goals are set at the beginning of each fiscal year. The Compensation Committee endeavors to establish goals for executive officers consistent with NetScout's strategic plan, financial goals, and operating budget for the year. Accordingly, the Compensation Committee generally has the expectation that we will achieve our corporate level goals for the year. In addition, the Chief Executive Officer works with the Chief Operating Officer and each executive officer to establish individual annual performance goals and then presents proposed goals for each executive officer to the Compensation Committee for review and evaluation. The Compensation Committee or the Board provides advice and input on the individual executive goals and approves the goals with any requested changes. Individual executive performance goals are not established or scored in as rigid a manner as the overall corporate level performance goals. Rather, individual executive performance goals are established in a manner that allows for more qualitative and subjective assessment. The Compensation Committee believes that the Chief Executive Officer is in the best position to evaluate the day to day performance of the executives who report to him and to the Chief Operating Officer, and the Compensation Committee believes that deference to the Chief Executive Officer's evaluation of such executives and his related recommendations is generally appropriate.

When establishing stock-based grant levels for executive officers and other employees, the Compensation Committee considers the existing levels of stock ownership, previous grants of restricted stock units, stock options and other stock-based awards, vesting schedules of previously granted restricted stock units, options and other stock-based awards, and the current stock price. The Compensation Committee annually reviews, with the use of tally sheets, stock-based grants to executive officers and considers the level of outstanding awards as a factor in its determinations with respect to overall compensation for each of the executive officers and the effectiveness of additional awards or other forms of compensation in achieving NetScout's compensation goals.

NetScout intends, generally, to make equity awards to executive officers at their appointment and then every two years, depending upon performance. During the fiscal year ended March 31, 2010 the Committee did not approve any equity grants to any of the executive officers because it had awarded equity grants to the executive officers in April 2008. In June 2010, our executive officers were awarded RSUs in an amount equal to 198,643 shares in the aggregate, as further discussed below.

Performance Goals

The corporate level goals generally consist of revenue and EPS targets. Such information is extremely confidential and disclosure of the same could cause competitive harm to NetScout. The individual goals for the fiscal year ended March 31, 2010 were adopted at the beginning of the 2010 fiscal year and are set forth below with respect to each applicable officer. To the extent individual goals include revenue, EPS, bookings, order entry or other financial information, such data has been omitted given their confidential nature.

Anil Singhal—President, Chief Executive Officer and Chairman of the Board

- Develop and drive the near-term growth strategy for the Company to result in an undisclosed increased revenue and EPS on a non-GAAP basis during the 2010 fiscal year.
- Define a 3-year company strategy expected to result in significant annual growth in revenues based on the combination of organic growth and acquisitions.
- Gain market share in two strategic vertical markets.
- Continue to mentor the senior management team and ensure succession planning at two levels of senior management.
- Motivate and support an active, effective Board, including providing education on competition and the business environment.

Michael Szabados—Chief Operating Officer

- Develop and drive the near-term growth strategy for the Company to result in an undisclosed increased revenue and EPS on a non-GAAP basis during the 2010 fiscal year.
- Drive sales productivity improvement through a combination of advanced information technology tools, simplified policies and processes, increased training levels, and improved selling tools.
- Preserve and grow operating margin without impact on output through a combination of headcount control, discretionary expense control, external supplier savings, and increased product margins.
- Drive individual revenue upside initiatives in three selected areas.

David Sommers—Senior Vice President, General Operations and Chief Financial Officer, Treasurer, and Secretary

- Ensure that the Company and the finance team fully comply with current rules and regulations, compliance and revenue recognition standards to avoid any material weakness in Sarbanes-Oxley testing and any financial reporting restatement.
- Continue to improve finance department support for and collaboration with sales and marketing initiatives and operations through on-going policy reviews, organizational alignment, and process upgrades.
- Establish a new process for on-going merger & acquisition opportunity monitoring, assessment, and execution as required.
- Provide sound corporate governance and support for Board processes.
- Continue to communicate to the investment community to ensure our valuation reflects our true potential as the market leader in our segment.
- Deliver an undisclosed amount of per share expense savings through a combination of initiatives during the 2010 fiscal year.

John Downing—Senior Vice President, Worldwide Sales

- Develop a sales strategy, and execution matrix, to deliver an undisclosed percentage of growth in order entry in during the 2010 fiscal year.
- Grow bookings up to an undisclosed targeted amount in two key verticals.
- Maintain international order entry proportion up to at least an undisclosed percentage of total order entry.
- Continue to deliver meaningful, high quality forecasts, as measured by no more than an undisclosed percentage drop between initial forecast and actual gross bookings in any quarter.
- Develop a process to help the evolution of NetScout to more of a key market focused company.

Jeff Wakely—Vice President of Finance and Chief Accounting Officer

- Mr. Wakley's bonus for the 2010 fiscal year was calculated based solely on the bonus paid to the other Named Executive Officers and therefore his performance goals have been omitted. Mr. Wakely resigned from the Company effective May 31, 2010.

Evaluation of Achievement of Performance Goals

Each quarter NetScout accrues the bonus pool for executive officers and for other employees only after achievement of approved, corporate performance targets. As discussed above, these targets are currently based on revenue and EPS goals. When setting the fiscal year 2010 targets the Compensation Committee considered the company-wide targets reasonably achievable. However, NetScout's overall performance was affected as a result of the economic downturn, and despite successfully navigating the economic downturn and making important advances in key strategic areas of its business, NetScout did not meet all of its quarterly revenue and EPS targets set at the beginning of the year, resulting in a bonus accrual of 22% of the total eligible bonus target. Once the percent of the total eligible bonus target is determined, the individual executive officer bonuses are awarded based on the process outlined above.

With respect to the individual performance goals, the Compensation Committee and the Board, in the case of the Chief Executive Officer's goals, concluded as follows:

Anil Singhal—President, Chief Executive Officer and Chairman of the Board

FY 2010 Summarized Goals	Conclusion
Revenue/EPS	Not achieved, but successfully navigated difficult macroeconomic environment
Define Growth Strategy	Achieved
Gain market share in two markets	Achieved one of two markets
Mentoring/succession planning	Achieved
Board effectiveness/education	Achieved

Michael Szabados—Chief Operating Officer

FY 2010 Summarized Goals	Conclusion
Revenue/EPS	Not achieved, but successfully navigated difficult macroeconomic environment
Drive sales productivity improvements	Achieved
Preserve and grow operating margin	Achieved
Drive new revenue initiatives	Achieved

David Sommers—Senior Vice President, General Operations and Chief Financial Officer, Treasurer, and Secretary

FY 2010 Summarized Goals	Conclusion
Ensure compliance/accounting standards	Achieved
Business support/process improvements	Partially achieved
M&A initiatives	Achieved
Sound governance/Board Support	Achieved
Investment community communication	Achieved
Expense savings	Achieved

John Downing—Senior Vice President, Worldwide Sales

FY 2010 Summarized Goals	Conclusion
Sales strategy and execution	Achieved
Targeted bookings growth	Achieved
Operating margin	Achieved
Maintain international bookings proportion	Achieved
Attain revenue targets	Not achieved
Develop key market focus program	Achieved

Jeff Wakely—Vice President of Finance and Chief Accounting Officer

With respect to Mr. Wakely, the Committee decided to award him the same bonus percentage as had been allocated to other, more senior officers.

For those goals that are capable of direct measurement the Compensation Committee considers the percentage of goal achievement taking into account developments during the year, including both internal and external factors affecting the company. For goals that are qualitative in nature or are not as susceptible to financial or numerical measurement, the Compensation Committee relies primarily on its judgment, knowledge of the business, and information obtained through interactions with management throughout the year. The Compensation Committee views the compensation determination process as an important opportunity to engage in strategic discussions with the Chief Executive Officer on the appropriate factors and criteria that should be focused on for the attainment of long-term stockholder value. During the past fiscal year, the Compensation Committee reviewed preliminary and then definitive strategic plans and worked to ensure that compensation and goals aligned with the corporate strategic goals.

Third Party Data/Peer Group

NetScout uses third party executive pay survey databases and peer group data to assist in compensation decisions. NetScout and the Compensation Committee believe the data is helpful but consider such information as part of a range of factors in determining appropriate compensation levels. Generally, the data is used to confirm that NetScout executives are paid competitively.

The comparison is intended to inform the Compensation Committee's discussion, but it is not intended to determine compensation in any formulaic way. The Compensation Committee looks to the peer data to ensure that NetScout is paying compensation that is appropriate to accomplish its objectives. The Compensation Committee concluded that third party survey data confirmed that overall compensation for executive officers is generally competitive with that paid to executive officers at similar companies.

The set of publicly traded peer companies is determined and periodically reevaluated based on revenue, net income, number of employees, and similar industry. For comparison purposes we have reviewed compensation data for a group of small companies and for a group of larger companies, because the Company competes with both for employees and because there were few direct comparison companies at the Company's current size. Those peer companies include the following, divided into companies that are smaller than NetScout based on revenue, net income, and number of employees and companies that are larger than NetScout based on the same criteria:

Smaller Companies	Larger Companies
Acme Packet, Inc.	Blue Coat Systems, Inc.
Ixia	Quest Software, Inc.
OPNET Technologies, Inc.	Red Hat, Inc.
Solar Winds, Inc.	Riverbed Technology, Inc.
	Tekelec
	Tibco Software, Inc.

During the most recent fiscal year, we revised the list of comparable companies to remove Packeteer, which was acquired by Blue Coat Systems, Inc. on June 1, 2008, and to add Solar Winds as a replacement comparable.

Recent Compensation Decisions With Respect To Our Named Executive Officers

Determinations of fiscal year 2010 base salary and fiscal year 2010 bonus targets were made by the Compensation Committee and the Board, with respect to Mr. Singhal based on the recommendations of the Compensation Committee, at the beginning of fiscal year 2010. In April 2010, the Compensation Committee and the Board, with respect to Mr. Singhal based on the recommendations of the Compensation Committee, approved the actual fiscal year 2010 bonus amounts, fiscal year 2011 salary rates, fiscal year 2011 bonus targets for each of our named executive officers, including Mr. Singhal. In June 2010, equity awards were made to each named executive officer, including Mr. Singhal.

Chief Executive Officer Compensation

Base Salary. Due to the constrained economic environment, our fiscal 2010 financial performance and our desire to contain costs, Mr. Singhal was not granted a base salary increase for either the fiscal year ended March 31, 2010 or the fiscal year ended March 31, 2011. Mr. Singhal's current base salary is $325,000 per year. Mr. Singhal entered into an employment agreement dated as of January 3, 2007, as amended, with a three-year term that automatically renews each year unless either party elects to terminate the agreement. NetScout entered into the agreement with Mr. Singhal because it wanted to provide Mr. Singhal appropriate incentives in light of additional responsibilities that he took on at the time of the retirement of Mr. Narendra Popat, NetScout's other co-founder. Under the agreement, Mr. Singhal will be paid an annual base salary of at least $300,000, which base may be increased as determined by the Compensation Committee and approved by the Board and an annual bonus determined by the Compensation Committee in consultation with Mr. Singhal and also subject to Board approval.

Fiscal 2010 Bonus Amount. For fiscal year 2010, the Board established bonus accruals that were expected to range from 50% to 100% of target each quarter, but could have equaled zero percent if the performance goals were not reached. In light of the then current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believed at the time that the bonus accruals at 100% were difficult, but not impossible, to achieve. However, NetScout's overall performance during fiscal year 2010 was affected as a result of the economic downturn, and despite navigating the economic downturn successfully and making important advances in key strategic areas of its business, NetScout did not meet all of its quarterly revenue and EPS targets set at the beginning of the year, leading to a bonus accrual of 22% of the total bonus target.

The Compensation Committee considered the amount of incentive compensation that should be paid to the Chief Executive Officer based on consideration of a number of factors that it deemed relevant to Mr. Singhal's performance in fiscal year 2010. In determining Mr. Singhal's bonus, the Compensation Committee considered NetScout's financial performance and Mr. Singhal's non-financial individual goal achievement, experience, and responsibility. However, the Committee determined that the 22% total bonus accrual did not permit meaningful differentiation among the executive officers. The Committee considered the difficult economic environment that NetScout faced, the reduced spending in certain key customer segments, and the positive results achieved in several areas including increased operating margin (from 14% to 18% on a GAAP basis), increased cash of $35 million (cash, cash equivalents and marketable securities), successful product development and releases, and growth in certain market sectors, among other significant achievements over the year.

Following review of NetScout's overall performance and Mr. Singhal's attainment of individual objectives, the Committee granted a bonus to Mr. Singhal at 22% of target. The other executive officers, other than Mr. Downing, also received bonuses at 22% of target. The Compensation Committee and the Board believed this was appropriate given the comparable performances by each executive officer, including Mr. Singhal, to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment. Mr. Singhal's fiscal year 2010 bonus was $132,000, an amount which represented a significant reduction from the bonus granted during the 2009 fiscal year. The range and performance criteria for Mr. Singhal's bonus are determined by the Compensation Committee in consultation with Mr. Singhal, subject to the approval of the Board.

Fiscal 2011 Bonus Amount. NetScout typically puts greater weight towards incentive compensation, including short term cash incentive compensation, compared to base salary. In April 2010 the Board approved, based on the recommendation of the Compensation Committee, a fiscal year 2011 target bonus for Mr. Singhal of $600,000. This bonus opportunity remains unchanged from the bonus opportunity during fiscal year 2010. In order to be awarded a bonus for fiscal year 2011 NetScout would have to achieve the revenue and EPS targets set by the Board, the terms of which are not disclosed because they represent confidential information, the disclosure of which would result in harm to our ability to compete. The bonus accruals are expected to range from 50% to 100% of target each quarter, but could equal zero percent if the performance goals are not reached. If NetScout meets or exceeds the company-wide performance goals, the Chief Executive Officer bonus will be based upon the attainment of the following individual goals:

- Develop and drive the near-term growth strategy for the company to result in an undisclosed increased revenue and EPS on a non-GAAP basis during the 2011 fiscal year.
- Develop and launch innovative high value packet analysis, meta data creation technology and product set within a prescribed time period.
- Actively evaluate potential strategic acquisitions in the service provider, enterprise, and enabling technology areas.
- Ensure balance of focus between the enterprise and service provider markets through chartering and leading a corporate business strategy council.
- Provide on-going board leadership, education and development.

Fiscal 2011 Equity Award. The Compensation Committee has determined that the Chief Executive Officer should receive equity incentives to continue to align interest with those of the stockholders. In the past, the Chief Executive Officer has requested that the Committee not recommend to the Board that he receive equity awards due to his already large stock ownership as co-founder and his desire to reserve the equity incentives for other employees. However, in June of 2010 the Committee determined that it would be appropriate to distinguish clearly between Mr. Singhal's status and ownership as co-founder and his responsibilities and ownership as the Chief Executive Officer. Accordingly the Committee recommended to the Board that the Chief Executive Officer be considered for additional equity awards consistent with awards being granted to other named executive officers.

In June 2010, the Board approved, based on the recommendation of the Compensation Committee, a grant to Mr. Singhal of restricted stock units, or RSUs, equal to 76,222 shares of our common stock pursuant to our

2007 Plan. The RSUs vest as follows: 25% vests on the first anniversary of the date of grant and the balance vest in equal quarterly installments over the next three years. The Compensation Committee believed that the foregoing grants were appropriate in furtherance of our philosophy that total executive compensation should be more heavily weighted toward long-term incentive compensation to ensure that the interests of our executives, particularly our Chief Executive Officer, are aligned with those of our stockholders.

Other Named Executive Officers' Compensation

Base Salary. Due to the constrained economic environment, our fiscal 2010 financial performance and our desire to contain costs, none of Messrs. Szabados, Sommers, and Downing were granted a base salary increase for either the fiscal year ended March 31, 2010 or the fiscal year ended March 31, 2011. The base salary information for these officers can be found in the Summary Compensation Table included elsewhere in this proxy statement.

Fiscal 2010 Bonus Amount. For fiscal year 2010, the Board established company-wide revenue and EPS targets with bonus accruals that were expected to range from 50% to 100% of target each quarter, but could have equaled zero percent if the revenue and EPS performance goals were not attained. In light of the then current economy and the significant revenue growth required to achieve the 100% accrual level, the Board believed at the time that the bonus accruals at 100% were difficult, but not impossible, to achieve. However, NetScout's overall performance during fiscal year 2010 was affected as a result of the economic downturn, and despite navigating the economic downturn successfully and making important advances in key strategic areas of its business, NetScout did not meet all of its quarterly revenue and EPS goals set at the beginning of the year, leading to a bonus accrual of 22% of the total eligible bonus target.

In determining the bonus amount for Messrs. Szabados and Sommers, the Compensation Committee considered NetScout's financial performance and such officer's non-financial individual goal achievement, experience, and responsibility. This past fiscal year, however, the Committee determined that the 22% total bonus accrual did not permit meaningful differentiation among the executive officers. The Committee did recognize the difficult economic environment that NetScout faced, the reduced spending in certain key customer segments, and the positive results achieved in several areas including increased operating margin (from 14% to 18% on a GAAP basis), increased cash of $35 million (cash, cash equivalents, and marketable securities), successful product development and releases, and growth in certain market sectors, among other significant achievements over the year.

Similarly, Mr. Wakley's bonus for the 2010 fiscal year was calculated based solely on the bonus paid to the other Named Executive Officers and therefore his performance goals have been omitted.

Following review of NetScout's overall performance and such officer's attainment of individual objectives, the Compensation Committee and the Board granted bonuses to each of Messrs. Szabados and Sommers at 22% of target, across the board. The Compensation Committee and the Board believed this was appropriate given the comparable performances by such executive officers, to avoid divisiveness and encourage teamwork, collaboration, and a cooperative working environment. Messrs. Szabados and Sommers' bonus amounts with respect to the 2010 fiscal year can be found in the Summary Compensation Table included elsewhere in this proxy statement, but represents a significant reduction from the bonus granted to them with respect to the 2009 fiscal year.

For fiscal year 2010, Mr. Downing's compensation, compared to other executive officers' compensation, was weighted more heavily toward incentive cash compensation based on achievement of sales targets, with a smaller bonus component of a $50,000 target tied to the Company's performance and his individual performance as with the other executive officers. Mr. Downing's sales targets for fiscal year 2010 represent confidential information, the disclosure of which would result in harm to our ability to compete.

Fiscal 2011 Bonus Amount. NetScout typically puts greater weight towards incentive compensation, including short term cash incentive compensation, compared to base salary. In April 2010, the Compensation Committee approved target bonuses for Mr. Szabados of $250,000, and Mr. Sommers of $200,000. Their bonus opportunity remains unchanged from the bonus opportunity during fiscal year 2010. Similarly, in April 2010 and modified in June 2010, the Compensation Committee approved a bonus target of $237,500 for Mr. Downing in conjunction with restructuring his incentive compensation to a 50% bonus based on corporate and individual goals and a 50% commission incentive. In order to be awarded a bonus for fiscal year 2011, NetScout would have to achieve the revenue and EPS goals set by the Board, the terms of which are not disclosed because they represent confidential information, the disclosure of which would result in harm to our ability to compete. The bonus accruals are expected to range from 50% to 100% of target each quarter, but could equal zero percent if the performance metrics are not reached. If NetScout meets or exceeds the company-wide performance targets, Messrs. Szabados, Sommers, and Downing bonus amounts will be based upon the attainment of the individual goals discussed below.

Michael Szabados

- Develop and drive the near-term growth strategy for the Company to result in an undisclosed increased revenue and EPS on a non-GAAP basis during the 2011 fiscal year.
- Gain market share in two strategic vertical markets, as measured by achieving undisclosed amount of bookings in selected vertical markets.
- Achieve fiscal year 2011 product development milestones on time.
- Expand a specified major strategic partnership.
- Improve process to drive and sharpen focus on marketplace competitiveness across the Company.

David Sommers

- Develop and drive the near-term growth strategy for the Company to result in an undisclosed increased revenue and EPS on a non-GAAP basis during the 2011 fiscal year.
- Maintain market valuation yielding a price earnings growth ratio in excess of an undisclosed amount.
- Research and propose multiple attractive acquisition alternatives in all target areas.
- Make continued business impacting process improvements.

John Downing

For fiscal year 2011, Mr. Downing's compensation, compared to other executive officers' compensation, is weighted more heavily toward incentive cash compensation based on achievement of sales targets, with a bonus component tied to the Company's performance and individual performance as with the other executive officers. In fiscal 2011, Mr. Downing's incentive cash compensation is 50% bonus, based on the goals below, and 50% sales commissions, based on overall Company bookings achievement. Mr. Downing's sales targets for fiscal year 2011 represent confidential information, the disclosure of which would result in harm to our ability to compete. Mr. Downing's individual goals for 2011 consist of:

- Achieve an undisclosed amount of bookings during fiscal year 2011.
- Implement an updated sales compensation plan to drive new business growth.
- Achieve undisclosed amount in bookings in three key verticals.
- Increase sales organizational alignment with key verticals.
- Increase enterprise new account business to an undisclosed percentage of enterprise revenues.
- Achieve specified expense management.

Fiscal 2011 Equity Award. In June 2010, the Compensation Committee approved grants to Messrs. Szabados, Sommers, and Downing of RSUs equal to following shares of our common stock pursuant to our 2007 Plan:

Name	RSU Grant (shares)
Michael Szabados	54,415
David Sommers	34,003
John Downing	34,003

The RSUs vest as follows: 25% vests on the first anniversary of the date of grant and the balance vest in equal quarterly installments over the next three years. The Compensation Committee believed that the foregoing grants were appropriate in furtherance of our philosophy that total executive compensation should be more heavily weighted toward long-term incentive compensation to ensure that the interests of our executives are aligned with those of our stockholders. In addition, the Compensation Committee felt it was important to ensure that Messrs. Szabados, Sommers and Downing have a significant ongoing equity stake in NetScout so that each is properly incentivized and has long-term interests are aligned with those of our stockholders.

Other Benefits

NetScout also maintains various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to legal limits on the amounts that may be contributed or paid to executive officers under these plans. One exception to this broad-based eligibility is that executive officers at the Vice President level and above are eligible for life insurance policies that provide for three times cash compensation (salary and bonus) up to a $1 million cap, which differs from the two times salary and $500,000 cap available to non-sales employees and two times salary and commission and $500,000 cap available to sales employees. The company also offers a 401(k) plan that allows all employees to invest in a wide array of funds on a pre-tax basis. The 401(k) plan allows employees to put aside the lesser of 60% of their eligible compensation or $16,500 (or $22,000 for individuals at least 50 years of age) for calendar year 2010. NetScout matches 50% of each employee's contribution up to 6% of such employee's annual salary. The matching amount vests 25% per year over four years. After four years of service, the employee match is 100% vested. Employees are eligible on date of hire.

Under his current employment agreement, Mr. Singhal is entitled to the following benefits: disability insurance of no less than 100% of base salary, paid vacation, group life insurance not to exceed $1 million, and NetScout's generally available medical, dental, and vision plans as well as any other benefits generally available to senior executives of NetScout. In addition, NetScout will reimburse Mr. Singhal for tax and estate planning and for leasing and maintaining a car.

Post-Termination Compensation

Mr. Singhal's employment agreement provides that if any of the following three events occur (1) NetScout terminates Mr. Singhal's employment for any reason other than due cause (as defined in the agreement), (2) Mr. Singhal terminates his employment for any reason at any time following the consummation of a sale of NetScout, or (3) upon the death or disability of Mr. Singhal, then Mr. Singhal, or his estate, is entitled to receive in a lump sum, a payment equal to the net present value of $16,000 per month for a period of seven years. If Mr. Singhal terminates his employment with NetScout for any reason prior to the consummation of a sale of NetScout, he is entitled to such lump sum payment for the period for which his severance benefits have vested (not to exceed seven years). Mr. Singhal will also receive continued health and dental benefits during such period. Mr. Singhal's severance benefits will vest at a rate of 1.5 years for every year of future service, prorated for any partial year. The Company has projected its future payments for this unfunded obligation at approximately $1.4 million.

In May 2009, NetScout entered into severance agreements with certain of its executive officers, including all of its Named Executive Officers other than its Chief Executive Officer. These agreements are intended to help NetScout retain key executives and to reinforce the continued attention and dedication of management in event of a change of control and to provide protection so that such executives can act in the best interests of NetScout without distraction. With respect to Michael Szabados, David P. Sommers, and John W. Downing, the severance agreements provide certain payments in the event that such officer is terminated without cause (as defined in the applicable agreement) or resigns for good reason (as defined in the applicable agreement) at any time prior to a change in control of NetScout (as defined in the applicable agreement) or within one year thereafter. In such event, such officer will receive 12 months of his then current salary, and, if such termination occurs after a change of control, such officer will also receive a prorated amount of his maximum annual target bonus, based on the months elapsed in such year that in any event will not be less than 50% of his maximum annual target bonus and accelerated vesting of any outstanding unvested equity awards under the 2007 Plan that would have vested or become exercisable within one year of such termination. With respect to the severance agreement with Mr. Downing, if such termination occurs after a change of control such payments will also include accrued but unpaid sales commissions plus a prorated amount of his maximum target sales commissions (without double counting for previously paid commissions) that in any event will not be less than 50% of his maximum target sales commissions. Each of the severance agreements listed above contain a three year initial term with one year automatic renewal terms unless NetScout or the respective executive officer elects not to renew the agreement. The agreements also contain forfeiture provisions requiring repayment of severance amounts if it is ultimately determined that the executive officer committed certain prohibited conduct while employed by NetScout or materially breached any of the officer's agreements with NetScout. The severance agreement with Mr. Sommers replaced his prior severance arrangement with NetScout.

Regulatory Requirements

Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code NetScout cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limit does not apply to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's intent, for so long as it is consistent with its overall compensation objectives, to structure executive compensation to minimize application of the deduction limits of Section 162(m) of the Code.

Other Key Regulations Affecting Compensation Plans

Post-termination compensation is designed to minimize the effect of additional taxes imposed by Section 409A of the Code.

Management of Risk

Following review and discussion, the Compensation Committee believes that any risks arising from our compensation policies and practices for our employees will not have a material adverse effect on NetScout. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. The considerations which led the Compensation Committee to this conclusion include the following:

- We provide executives with a competitive base salary. We believe these base salary levels mitigate risk-taking behavior by providing reasonable predictability in the level of income earned by each executive and alleviating pressure on executives to focus exclusively on stock price performance to the detriment of other important business metrics.
- We use a mixture of compensation elements that is intended to discourage short-term risk taking.

- Short term incentives in the form of annual performance bonus payouts are generally capped at 100% of the target amount, unless the Compensation Committee or the Board determines that extraordinary performance warrants a higher payout, which the Compensation Committee believes mitigates the likelihood that our executives will take excessive risks.
- Equity incentive awards are generally granted biennially and generally vest over four years, so executives have a significant amount of unvested awards that could decrease significantly in value if our business is not managed for the long-term.
- We have a robust system of internal controls and a comprehensive compliance program, which includes extensive training of all employees, which we believe promotes a culture of ethical behavior and compliance, as well as an appropriate attitude toward risk-taking. The Compensation Committee retains discretion to adjust compensation based on adherence to our values and compliance with programs, among other things.

Conclusion

NetScout's compensation objectives, its evaluation process, and its work in cooperation with the Compensation Committee are designed to motivate and fairly reward executive officers while supporting the Company's goals for growth and increasing profitability. The Compensation Committee intends to continue the policy of linking executive compensation to corporate performance, both financial and strategic, with its goal of increasing stockholder value over time.

Report of Compensation Committee of the Board of Directors[2]

The Compensation Committee has reviewed the Compensation Discussion and Analysis portion of this proxy statement and discussed such section with management. Based on its review and discussions and its ongoing involvement with executive compensation matters, the Compensation Committee recommended to the Board that the CD&A portion of this proxy statement be included in NetScout's proxy statement and incorporated into NetScout's Annual Report on Form 10-K for the fiscal year ended March 31, 2010. This report is provided by the following independent directors, who comprise the Compensation Committee:

Joseph G. Hadzima, Chair
Stuart M. McGuigan
Stephen G. Pearse

Compensation Committee Interlocks and Insider Participation

Neither Mr. Hadzima, Mr. McGuigan, nor Mr. Pearse was, during the past fiscal year, an officer or employee of the Company or any of our subsidiaries, was formerly an officer of the Company or any of our subsidiaries, or had any relationship with us requiring disclosure herein. During the past fiscal year, none of our executive officers served as:

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, of whose executive officers served on our Compensation Committee.
- a director of another entity, one of whose executive officers served on our Compensation Committee. or

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[2] The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

Transactions with Related Persons

The Company has a written policy with respect to "Related Persons Transactions." Except as specifically provided below, all "Related Person Transactions" require approval or ratification by either our Audit Committee (provided that the transaction involves terms comparable to terms that could be obtained from unrelated third parties), the majority of independent members of our Board, or, in the case of transactions that involve compensation, our Compensation Committee or a majority of our Board. Like other company policies, our Policy with respect to Related Person Transactions is managed on a day to day basis by our management team, including our General Counsel, and to the extent necessary, related matters are discussed with our Board (or a committee thereof) or our outside counsel.

For NetScout, a "Related Person Transaction" is broadly defined as any transaction between NetScout and any Related Person (as defined below), including any transactions requiring disclosure under Item 404 of Regulation S-K under the Exchange Act, unless such transaction is available to all of our employees generally or if such transaction, when aggregated with any other transactions with such person during such fiscal year, involves less than $5,000.

A "Related Person" means:

i. a director or executive officer of NetScout, as well as any nominee for director proposed to be elected at the next annual meeting of stockholders;

ii. a stockholder owning in excess of five percent of NetScout (or its controlled affiliates);

iii. an immediate family member of the persons listed in Nos. i and ii above ("immediate family" as defined under Item 404 of Regulation S-K under the Securities Exchange Act of 1934); and

iv. an entity which is owned or controlled by someone listed in i, ii or iii above, or an entity in which someone listed in i, ii or iii above has a substantial ownership interest or control of such entity.

Our Board has determined that our Audit Committee is generally best suited to review and approve Related Person Transactions. If Audit Committee approval is not possible (because it involves terms that are not comparable to terms that could be obtained from unrelated third parties or because of logistical difficulties), or if a transaction involves compensation, such approval may be obtained as provided in the first paragraph of this response. Such Related Person Transactions may be presented for approval or preliminarily entered into by our management subject to ratification by the applicable committee or our Board, provided that if ratification does not occur, our management is obliged to take all reasonable efforts to cancel or annul such transaction. Transactions with Related Persons other than our management cannot be entered into on a preliminary basis.

In determining whether or not to approve a Related Person Transaction, the applicable committee or our Board will also consider whether such transaction would affect the status of a member of our Board as an "independent director" as promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority, any exchange upon which our securities are traded, or any governmental or regulatory body exercising authority over us. If the result of any such Related Person Transaction is that a majority of our Board would no longer be deemed to be "independent directors" then such transaction will not be approved. Other than as described under "Employment and Other Agreements" and "Post Termination Compensation" above, the Company is not party to any Related Person Transactions with respect to the fiscal year ended March 31, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock, or collectively, Reporting Persons, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish us with copies of all such filings. Based on our review of the copies of such filings received by us with respect to the fiscal year ended March 31, 2010 and written representations from certain Reporting Persons, we believe that all Section 16(a) filing requirements were complied with on a timely basis during the fiscal year ended March 31, 2010.

AUDITORS FEES AND SERVICES

The following sets forth the aggregate fees billed to us by our independent registered public accounting firm during the fiscal years ended March 31, 2010 and 2009:

Audit Fees

Fees for audit services were approximately $ 573,600 and $959,000 for the fiscal years ended March 31, 2010 and 2009 respectively, including fees associated with the integrated audit of the consolidated financial statements included in our Annual Report on Form 10-K, the reviews of our Quarterly Reports on Form 10-Q, and statutory audits required of our foreign subsidiaries.

Audit-Related Fees

Fees for audit-related services were approximately $139,000 for the fiscal year ended March 31, 2010, including fees associated with services related to review of accounting for significant transactions, and review of our implementation of new accounting pronouncements. There were no audit-related fees for the fiscal year ended March 31, 2009.

Tax Fees

Total fees for tax services were approximately $143,000 and $284,000 for the fiscal years ended March 31, 2010 and 2009 respectively, consisting of tax compliance and preparation fees and other domestic and international tax advisory services.

All Other Fees

Total all other fees were approximately $2,000 for the fiscal years ended March 31, 2010, consisting of fees related to research services.

Policy on Audit Committee Pre-approval of Audit and Non-Audit Services

Our Audit Committee has implemented procedures under our Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, or the Pre-Approval Policy, to ensure that all audit and permitted non-audit services provided to us are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of our independent registered public accounting firm for specific audit and non-audit services within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by our Audit Committee before it may be provided by our independent registered public accounting firm. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by our Audit Committee. The Audit Committee delegated authority to management to approve expense items up to $50,000 provided all such amounts are reported to the Audit Committee. All of the audit-related, tax, and all other services provided by our independent registered public accounting firm in fiscal years 2010 and 2009 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. All non-audit services provided in fiscal years 2010 and 2009 were reviewed with our Audit Committee, which concluded that the provision of such services by our independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

EXPENSES AND SOLICITATION

We will bear the cost of solicitation of proxies, and, in addition to soliciting stockholders by mail through our regular employees, we may request banks, brokers, and other custodians, nominees, and fiduciaries to solicit their customers who have our stock registered in the names of a nominee, and, if so, will reimburse such banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket costs. Solicitation by our officers and employees may also be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation. We may retain a proxy solicitation firm to assist in the solicitation of proxies. We will bear all reasonable solicitation fees and expenses if such a proxy solicitation firm is retained.


NETSCOUT®

2010 Annual Report
on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ________

Commission file number 0000-26251

NETSCOUT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2837575**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.001 Par Value
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2009 (based on the last reported sale price on the Nasdaq Global Market as of such date) was approximately $490,264,715. As of May 26, 2010, there were 41,827,700 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the fiscal year 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2010
TABLE OF CONTENTS

PART I

Item 1. Business

Corporate Background

NetScout Systems, Inc., or we, NetScout or the Company, designs, develops, manufactures, markets, sells and supports market leading unified service delivery management, service assurance and application and network performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex internet protocol, or IP, based service delivery environments. We manufacture and market these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

We conduct our business globally and our sales force is managed in four main geographic teams: United States, Europe (including the United Kingdom, Germany, France, Spain, Italy and Norway), Asia (including China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan) and Rest of World (including South Africa, Australia, Canada, India, Brazil and Mexico).

In November 2007, we acquired Network General Central Corporation, or Network General, to expand our product line and customer base. Network General was the developer of the "Sniffer" branded products which for many years have been a leading brand with substantial market and mind share in the network management market. Prior to the acquisition, Network General introduced the InfiniStream product line, based on the Sniffer® technology. The acquisition more than doubled our pre-acquisition revenue rate and doubled the employee population, securing our position as a leader in the application and network performance service assurance market.

We are a Delaware corporation founded in 1984 and our principal executive offices are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978)614-4000. NetScout's internet address is http://www.netscout.com. Information contained or referenced on our website is not incorporated by reference in and does not form a part of this Annual Report on Form 10-K. NetScout makes available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

General

With a sustained history of 25 years of technology innovation NetScout continues to lead the market and has changed how organizations assure service delivery across modern IP networks. NetScout has continually aligned its product portfolio to meet the needs of organizations to provide solutions that enable the efficient and effective management of dynamic network and application environments. Our product portfolio has been architected to help organizations improve service availability and reliability with highly scalable and flexible real-time service delivery management capabilities that support a wide-range of enterprise information technology, or IT, operational teams including network managers, datacenter operations, application management, network operations centers, network engineering and IT operations. In addition, our solutions are deployed by telecommunication service providers where they support a broad range of users including the network operations, network engineering, service operations, application groups, customer care, marketing, chief technology officer and advance engineering groups.

NetScout solutions, leveraging advanced packet flow technologies, enable organizations to gain greater visibility to effectively monitor, analyze and assure the end-to-end performance of applications and services. NetScout's value proposition to our customers is to leverage our technology to deliver better business value, enhance the user experience, increase the return on investment from existing technology purchases and simplify the management of IP service delivery. Within our unified service delivery management framework, organizations gain unprecedented visibility to better understand their service delivery environment. This significantly enhances operational agility and enables the organization to:

- Assure business service continuity;
- Improve user experience;
- Optimize service delivery performance;
- Increase efficiency and utilization of existing infrastructure;
- Simplify managing service delivery;
- Reduce operations and support complexity and costs; and
- Lower the overall total cost of IT operations

NetScout is in a unique position addressing both the enterprise and service provider markets. Leveraging our common packet-flow technology foundation, we have developed substantial expertise in assuring IP service delivery that has enabled us to build a highly scalable and extensible solution offering that not only addresses the unique needs of both the enterprise and the service provider markets, but also allows us to cross-leverage this knowledge and technology development to benefit and complement of each of these market segments.

Within the enterprise environment, the value of NetScout Sniffer® and nGenius® technology enables IT organizations to protect and improve service quality while evolving their service management model from a reactive approach that responds to user complaints to a more proactive model that is able to address service delivery performance issues before they become serious. Organizations can quickly assure service delivery consistently from the datacenter to the user and over the wide area network, or WAN, to the branch office freeing up scarce IT resources to spend time on more strategic initiatives. Some of the more common enterprise IT initiatives our solutions support include:

- **Data Center Upgrades & Virtualization** – Manage service delivery across virtual and physical environments for a comprehensive, unified view of application and network performance. Proactive monitoring and analysis of physical and virtual services in the data center enables organizations to optimize datacenter infrastructure investments, protect against service degradations, and simplify the operation of complex, multi-tier application environments.
- **Unified Communications** – Deliver unified visibility to view voice, data and video services side-by-side in order to understand the interrelationships of all services that traverse the network infrastructure.
- **Branch Office & WAN** – Bring extended visibility into the performance of applications and networks at and between locations, including cloud-based services, with a unified view of end-to-end service delivery enabling collaborative problem-solving and uniform planning.
- **Enterprise Mobility** – Provide service assurance across the infrastructure and applications supporting wireless service delivery, and rapid-response network troubleshooting, integrated with Cisco® wireless networks.
- **Process Improvement & ITIL Initiatives** – Deliver real-time and historical information which provides the necessary insight to restore service, manage capacity, and understand the users' quality of experience – as well as streamline workflow in support of Information Technology Infrastructure Library, or ITIL, process improvements.
- **Service Assurance & Troubleshooting** – Provide real-time enterprise-wide views, backed up by high-definition, actionable information on all network traffic, including individual applications, segments and end-users, for rapid isolation of network issues, quick service restoration, and a minimization of business impact.

As service providers transform their operations to leverage the power of the modern IP network, they are confronted with new challenges in assuring services over an increasingly dynamic operating environment. New multimedia applications, migration from time division multiplexing technology, or TDM, or asynchronous transfer mode technology, or ATM, transport to IP, introduction of Voice over IP, or VoIP, and the transition to IP multimedia sub-systems, or IMS, require a new and innovative approach to assuring the delivery of next-generation broadband IP services.

Today's service providers are focused on creating a compelling set of services, with a high quality user experience, while also keeping an eye on reducing operational complexity and costs. This coupled with the complexity of IP transformation activities and emerging new technologies like long-term evolution, or LTE, internet protocol television, or IPTV, and cloud services drives the need for more of an automated and unified approach to managing service delivery and the subscriber experience. Service providers must reduce the cost of service delivery, address increasing complexity, scale globally and adapt to emerging technologies such as cloud services, virtualization and unified communication services while assuring their users' experiences to retain their revenue base.

- **For Mobile Operators** – The fundamental transformation of the mobile network to all-IP enables mobile operators to build highly-scalable service delivery environments to offer new dynamic services to meet the growing subscriber demand for data, voice and video centric services and to consolidate and dramatically simplify network operations. However, to capitalize fully on the value of IP and the significant market opportunities, mobile operators need detailed IP packet-level insight and core-to-access visibility into the service, subscriber and network domains.
- **For Fixed-line Operators** – The growing demand for high-bandwidth triple-play services, broadband connectivity, IPTV, on-demand video traffic and carrier Ethernet services presents carriers with significant revenue opportunities. IP has become the de-facto convergence mechanism for access, distribution and core networks, enabling new service offerings, simplifying network operations while reducing total cost of operations. To realize these benefits, operators need comprehensive insight into IP services, service usage, service availability, application awareness, user profiles, traffic load, network availability and network performance.

Industry Background

Large enterprises, public sector agencies, and telecommunication service providers are critically dependent upon their data networks and on the Internet to generate and deliver information and business services to their customers, suppliers, investors, employees, and citizens. Simultaneously, these data networks are taking on new roles: including the role of the voice network and serving as the platform for the next generation of massively distributed, virtualized, service-oriented application architectures. Furthermore, rapidly advancing server technology and exploding multimedia applications continue to drive growth in traffic levels and have spawned a new wave of infrastructure upgrades. In parallel, the service provider market continues to undergo fundamental changes with the accelerating transition to IP based services, requiring new network infrastructures and presenting new and daunting challenges for assessing and assuring service quality. The combination of these fundamental trends produces unprecedented complexity coupled with unparalleled business impact requiring capable management technology.

We market and distribute our products globally through our own direct sales force and through strategic channel partners that include distributors, value added resellers and systems integrators. We have a dual market strategy that includes both the enterprise and service provider markets. For our enterprise markets, we focus on the Global 5000, which includes industry segments such as financial, healthcare, manufacturing, retail, technology, utilities, education and the public sector, which includes many large agencies of federal, state and local governments. In the service provider segment, we sell focused solutions to mobile operators, wireline operators and cable operators globally. We had no single customer or channel partner representing more than 10% of revenues in fiscal years 2010, 2009 or 2008.

Enterprise Markets

In today's dynamic business environment, the IP network has emerged as a critical success factor for many organizations. The IT organization is under increasing pressure to orchestrate the seamless and reliable delivery of services to meet increasing user expectations. IT must provide more services and greater business value with fewer resources and lower operating budgets than ever before. The IT mission is focused on reducing the cost of IT while increasing IT performance, improving operational efficiencies and delivering the highest quality and availability of IT services possible. The lack of unified and consistent visibility into network and application performance with dynamic correlation to services, the business and user experience is no longer acceptable. This, coupled with the ever changing technology landscape and the continued increasing complexity of IT infrastructure, drives the need for a more automated and unified approach to managing service delivery. IT management must reduce the cost of service delivery, address increasing complexity, scale globally and adapt to emerging technologies such as cloud services, virtualization and unified communication services.

The result is increasingly large, geographically dispersed, and complex networks and infrastructures that are challenging to manage and make service performance levels difficult to assure. Application and network malfunctions, resource contention, and infrastructure and application mis-configurations can all cause service disruptions, lost revenue and customer dissatisfaction. Consequently, network operators are recognizing the critical importance of addressing customer service performance problems quickly and proactively. The NetScout suite of products is designed for this rapidly growing market of organizations running complex, widely-distributed networks that are built for always-on service delivery environments.

Telecommunication Service Provider Markets

Our unique opportunity in the service provider market stems from the industry's transformation to IP-based networks. This move to IP has touched every single segment of the wireless service provider environment. IP enables service providers to optimize their operating environment, converge and consolidate multiple networks and gain a high degree of flexibility in service offerings due to the dynamic nature of modern IP technology. Most carriers are moving from traditional (or legacy) circuit switched environments, where each user connection or service is using a dedicated circuit with dedicated bandwidth, to packet switched, IP-based environments. The value of IP is that service providers gain a high degree of efficiency and provisioning flexibility for services over common connections with security and service quality capabilities coming from the underlying network equipment technology rather than through dedicated connections. As a result, service providers now require a much higher level of understanding of the traffic flows into a true multi-service delivery environment. Additionally, carriers are faced with creating new ways of operating their networks.

Although the intrinsic need for better network, application, and service management solutions is growing, successful vendors must demonstrate not only technical superiority and scalability, but also a sound understanding of the implications of the current and future transformational changes in the industry, as well as the ability to deliver new solutions to match evolving customer needs. These vendors must also prove their staying power and stability, and demonstrate the ability to partner successfully with industry leaders.

Products & Technology Overview

NetScout has developed three distinct product families that range from portable field service tools, to dedicated hot-spot deep packet analysis and forensics, to end-to-end always-on service assurance with intelligent early warning capabilities. This comprehensive range of dynamic tools leverages the power of packet-flow knowledge to support both strategic and tactical approaches to managing the performance of applications and networks. NetScout products enable enterprise and service provider organizations to meet the challenges and demands associated with managing performance and service levels associated with modern-day service delivery.

- **nGenius Service Assurance Solution** delivers comprehensive visibility into end-to-end performance of the network, applications, services and users. Leveraging a family of unified software modules and rich packet-flow based metadata, the nGenius solution delivers unprecedented visibility into the end-to-end service delivery environment. Leveraging a robust range of intelligent data sources, the nGenius solution provides unified visibility from virtually any place in the network – extending from the datacenter infrastructure and virtualized servers to the network core, edge and branch office to deliver highly accurate and flexible visibility into the user's experience for application and network performance. This highly scalable network-wide solution provides IT organizations the tools and streamlined workflows needed to significantly improve the quality of services delivered, and dramatically reduce the time required to identify and resolve performance problems by enabling a more predictive and preventative approach to managing service delivery.

- **Sniffer Analysis Software Suite** provides a direct connection to nGenius InfiniStream® appliances for highly optimized forensic analysis and packet data mining to exploit fully the valuable information contained within network packets. The Sniffer Analysis software suite can be deployed on a stand-alone basis or in concert with the comprehensive nGenius Service Assurance Solution. When deployed in a stand-alone mode, Sniffer Analysis provides segment-by-segment deep packet analysis and troubleshooting capabilities by leveraging any number of nGenius InfiniStream appliances deployed across the network. The Sniffer Analysis software suite provides a powerful view deep into IP network packets revealing granular information about network and application interactions and response time and latency metrics.
- **Sniffer Portable Analyzer Product Family** provides portable network and application analysis capabilities for plug-and-play, on-demand field deployments. Built on widely deployed Sniffer technology, the software is deployed on individual laptops for portable analysis and troubleshooting to enable rapid isolation of issues for wired and wireless networks.

nGenius Service Assurance Solution

The nGenius Service Assurance Solution is a tightly integrated unified service delivery management platform that provides comprehensive, real-time network, application and service performance intelligence to enable organizations to assure optimized network and application performance and quality of user experience. The nGenius Service Assurance Solution provides always-on network and application visibility with a common and consistent view of service-oriented analysis and reporting functions that enables increased productivity and collaboration across the IT organization with team-oriented workflows. Solution capabilities include:

- **Unified aggregate service views** with intelligent automated anomaly detection to understand service-level performance and predict network, application, and service performance degradations to minimize or avoid service impacting degradations.
- **Network, application and service performance management** with unified real-time and historical views, for critical visibility into today's most complex service delivery environments.
- **Packet-level forensic analysis** enabling deep-packet visibility and granular back-in time historical analysis to resolve the most difficult application and service delivery problems.
- **Planning and optimization capabilities** showing how resources are being consumed and revealing capacity shortfalls to keep service delivery environments running at peak efficiency and performance levels and to best leverage existing IT technology investments.
- **Service and Policy validation** delivers key metrics and insight into the service delivery environment to validate the impact of the implementation of new network optimization, policies for applications and services.

The nGenius Service Assurance Solution brings a unified approach to managing service delivery that enables organizations to dramatically improve the overall quality of service for applications and service delivered across the entire organization with greater service reliability and availability with improved network performance and responsiveness. We believe that a unified framework for service delivery management helps organizations lower the total cost of IT operations by enabling them to consolidate operations into a single unified tool set that can then be leveraged across the entire organization. This improves IT staff productivity, collaboration and enables better cross-functional leverage of management tool investments. Consequently, the IT organization gains better insight into the real-time operation of the service delivery environment and is able to reduce the overall total cost of ownership and maximize the return on network and application investments.

The nGenius Service Assurance Solution is a unified platform that leverages a number of specialized modules and intelligent data sources and consists of:

- **nGenius Performance Manager** – Analyzes and correlates the meta-data delivered by a comprehensive range of intelligent data sources (hardware appliances and software-based agents) for integrated network, application and service performance monitoring, response time analysis, troubleshooting, capacity planning and trending and long-term reporting enabling end-to-end assurance and visibility of service delivery.
- **nGenius K2 Service Delivery Manager** – Used in conjunction with nGenius Performance Manager, nGenius K2 delivers service-oriented views and virtual topology maps to provide a high-level view of the health of applications and services, as well as automatically detect anomalous changes in network, application and service behavior.
- **nGenius Subscriber Intelligence** – designed for mobile operators, nGenuis Subscriber Intelligence provides datacenter-to-core-to-access visibility for managing mobile data sessions in general packet radio service, or GPRS, and in universal mobile telecommunications systems, or UMTS networks. nGenius Subscriber Intelligence leverages NetScout extended data record, or xDR, technology built into the InfiniStream appliances to provide unmatched, real-time correlation – with network, service and subscriber context – of related user plane and control plane sessions across both the core and access portions of the network.
- **Sniffer Analysis** – Enables unrestricted packet mining, forensic analysis and decodes from the nGenius InfiniStream appliance storage to speed troubleshooting.
- **Sniffer MultiSegment Analysis** – Combines and correlates trace files from multiple nGenius InfiniStream appliances to enable multi-segment and multi-tier analysis, comparative session reporting and logical application/service mapping.
- **nGenius Intelligent Data Sources** – nGenius Intelligent data sources range from intelligent Deep Packet Capture appliances; to hardware probes; to software-based agents for virtual environments and deployment within network equipment; to NetFlow and sFlow data collection devices. Our intelligent data sources utilize a common framework that enables the disparate metrics collected to be displayed in comprehensive and unified views, with seamless workflows across the fully integrated and unified nGenius Service Assurance Solution.
- **nGenius Performance Manager for Flows and nGenius Analytics for Flows** – Performance Manager and Analytics for Flows use Cisco NetFlow, sFlow, IP service level agreement, or IP SLA, data for analysis and reporting of performance problems, analysis and reporting for application utilization and conversation-level statistics and management information base, or MIB II, data collected by nGenius Collectors.

Our unique and scalable approach to understanding the service delivery environment and the interdependencies of the network, application and users has allowed us to break new ground in the industry, offering superior visibility into service and application traffic.

Integration with third-party solutions

To have the greatest operational impact on assuring performance of applications and service delivery, NetScout has integrated its technology with third-party management consoles and business service management systems. This integration allows organizations to receive alarms on impending performance problems and to seamlessly "link" into the nGenius solution in order to perform detailed problem analysis and troubleshooting. By providing seamless integration into element management platforms, NetScout fills a significant gap in our customers' increasingly integrated operations: visibility into the interaction of applications, services and infrastructure resources from a network vantage point. NetScout collaborates with technology partners to provide integrated solutions and extend the value of the nGenius Service Assurance Solution for application and network performance management across the organization. Using packet-flow data, key performance indicators, or KPIs, and other sources of performance information derived from the nGenius Service Assurance Solution, integrated solutions enhance an organization's ability to optimize, simplify and protect the service delivery environment and consequently, the business.

- **Cisco Systems** – NetScout is a member of the Cisco Developer Network Program for Mobility, Unified Communications and Advanced Routing. NetScout has integrated its Sniffer Global product with the Cisco® 3300 Series Mobility Services Engine, or MSE, to provide contextual location information to simplify and improve management of wireless networks. We received certification of our compatibility and interoperability with Cisco's unified communications platform. We also have integrated our probe technology into the Cisco Integrated Services Router platform enabling our joint customers to more cost-effectively leverage the end-to-end capabilities of our service assurance solution from the datacenter to the branch office.

- **Hewlett-Packard Company** – NetScout is a Platinum Business Partner in HP's Enterprise Management Alliance Program, and provides integration between the nGenius Service Assurance Solution with HP Business Technology Optimization, or BTO, Software solutions including HP OpenView Network Node Manager, or HP NNMi, HP Business Availability Center and HP Operations Manager. Together the integrated solutions provide our joint customers a true single-pane-of-glass approach to troubleshooting to speed problem identification and resolution and assure users experience.

- **IBM** – NetScout is an IBM® PartnerWorld member, and has been awarded "Ready for IBM Tivoli Software" validation status to nGenius Performance Manager and nGenius K2 for its integration with IBM Tivoli® NetView®, IBM Tivoli Enterprise Console® , or TEC, and IBM Tivoli Netcool®/OMNIbus. The integration between NetScout and IBM platforms provides our joint customers with expanded reach of their Event Management Systems, or EMS, by combining integrated fault management and service delivery assurance into a single integrated console view with a seamless troubleshooting workflow.

- **EMC® Ionix™ Control Center** (formerly SMARTS®) – NetScout is an EMC Velocity2 partner and provides integration between the nGenius Service Assurance Solution and the EMC Ionix Service Assurance Manager, EMC Ionix IP Availability Manager and EMC Ionix Discovery Manager. Integration between the nGenius solution and EMC Ionix solution provides our joint customers with complementary visibility into the packet-flow data within the service delivery environment and a bi-directional workflow between the nGenius Solution and EMC Ionix platform.

- **Riverbed** – The combined NetScout-Riverbed solution provides a market-leading product set for application acceleration and network and application performance analysis. The partnership helps enterprises optimize performance by allowing them to accelerate their applications over WANs without any loss of visibility into application performance.

Product Enhancements and New Products

NetScout continuously enhances its solutions to meet the increasing demands and ever changing technology landscape of IP networks and service and applications. Typically these types of changes result in marginal increases in the functionality of the products, which do not meet the criteria for capitalization. In recent years we delivered major product upgrades across our product lines, more tightly integrating deep packet forensics into our top-down performance troubleshooting workflows, improving the flexibility of our industry-leading advanced early warning capabilities, and adding support for new sources of performance metrics. During fiscal year 2010, we released several new products and enhancements that will help our customers meet the challenges of managing service delivery and application and network performance issues across large, globally distributed enterprise, service provider, and government networks. Key introductions include:

- **Cisco MSE Integration** – the integration of our Sniffer Global product with the Cisco Mobility Solution with the Cisco® 3300 Series Mobility Services Engine, or MSE.
- **nGenius InfiniStream 2900 series appliance** – provides a smaller form factor and lower capacity deep packet capture appliance that dramatically lowers the cost and enables deployment further out in the network.
- **nGenius Virtual Agent** – enables deployment of our monitoring technologies into virtualized server environments enabling organizations to regain lost visibility resulting from server virtualization projects. Our first integration is with the VMWare platform.
- **nGenius Integrated Agent** – enables the deployment of our monitoring technologies into network equipment and computer platforms extending visibility to the network edge and branch offices. Our first integration is with the Cisco Integrated Services Router platforms.
- **nGenius Subscriber Intelligence** – specifically addresses the needs of mobile operators to manage user experience in IP-based environments enabling contextual visibility from service creation to users consumption.

Strategy

Enhancing shareholder value through sustained growth and increased profitability based on our continued market leadership is our primary objective. We continue to see a strong level of interest by the market for our products and technology as both enterprise and service provider customers struggle to keep up with the increasing complexity and volume of service traffic over IP networks. Both of these segments are looking for unified approaches that can scale to manage and assure the delivery of critical services over a highly distributed IP networks. We intend to capitalize on this growing market demand and momentum by driving a number of top-level industry issues and increasing our relevance, technology leadership and overall mindshare. We intend to pursue growth by increasing our ongoing business with our established customers, expanding our worldwide coverage and presence to add new customers, growing and establishing new relationships with technology alliance partners and extracting greater leverage of strategic resellers and go to market partners. Key elements of our strategy include:

- **Drive technology innovation to extend our market leadership** – We are increasing our investment in research and development to expand and enhance our unified service delivery management capabilities that capitalize on our extensive experience with global enterprise and service provider organizations with very large, high-capacity IP-based networks. We intend to take advantage of our unique position in both the enterprise and service provider markets to cross-leverage our technology development for both markets to enable greater capabilities for our current and new customers. We will enhance and extend our product line to meet the increasing challenges of managing a diverse range of services over an increasingly global network environment.
- **Continued portfolio enhancements** – We plan to continue to enhance our products and solutions to address the management challenges associated with virtualization, cloud computing, service-oriented architectures, VoIP, video, and telepresence technologies. In addition, we will continue to drive our solutions to help IT organizations address the challenges of borderless networks, datacenter consolidation, branch office consolidation and optimization, increasing mobility and the move to a more process-oriented operating environment.

- **Enabling pervasive visibility** – We intend to continue to expand our intelligent data source family to enable our customers to achieve more visibility in more places across their end-to-end network environment. We are expanding our nGenius InfiniStream appliance family to enable greater levels of storage and processing capacity and to expand our software-based nGenius Virtual Agent and nGenius Integrated Agent technology to enable wider deployment of our technology within virtual computing environments, network devices and computing platforms. We intend to greatly enhance our ability to scale and to generate real-time metadata to meet the need for addressing a rapidly growing level of data traffic and an increasingly complex application environment. This includes extending and strengthening our market and technology lead by developing new and innovative ways to address the increasing volume of data traffic and enable support for 40 Gigabit and 100 Gigabit technologies. We will also support the impending large increase of IPv6 deployments globally.

- **Expand our customer base in both enterprise and service provider markets** – As of March 31, 2010, NetScout's customer set included 94 of the Fortune 100 companies and approximately forty percent of the Fortune Global 2000. We are deployed in more than 120 service provider networks across 39 countries. It is our intention to substantially grow our presence in both the enterprise and service provider markets. In the enterprise market, we are growing the installed base footprint to include a broader number of top-tier enterprise customers as well as extending to reach the mid-market enterprise customers. We intend to increase the use of our products across the IT organization to include new operational groups as we continue to extend the capabilities and value of our products and solutions. In the Service Provider market, we are expanding our presence through new service provider customer acquisitions as well as expanding our footprint further out into the Radio Access Network, or RAN, deeper into the provider core and into new datacenter expansions as cloud-based service offerings become increasingly strategic to service providers. In addition, we intend to stretch the use of our products across the service provider operational organizations to enable greater leverage from a common view into network, services and subscriber data.

- **Increase market relevance and awareness** – To generate increased demand for our products we will continue to aggressively promote and position our technology, products and solutions to both the enterprise and service provider market and drive our vision and strategy of unified service delivery management. In addition, we will continue to drive industry initiatives around managing service delivery.

- **Scale and grow our direct sales force** – We are expanding our direct sales force in fiscal year 2011. In fiscal year 2010 we began the segmentation of our sales force to specifically and effectively target the enterprise and service provider markets. Each of these segments has different technology issues, challenges and sales cycles. Consequently, NetScout has begun the process of creating highly optimized and aligned organizations to better meet the needs of these two diverse market segments.

- **Extend our technology partner alliance ecosystem** – We plan to continue to enhance our technology value, product capabilities and customer relevance through the continued integration of our products into technology partner products. This includes both interoperability integration efforts, as well as embedding our technology into alliance partner products to gain a more pervasive footprint across both enterprise and service provider networks. In addition, we will continue to develop further our integration into both enterprise and service provider management platforms with an increased emphasis on network equipment manufacturers and enterprise management and service provider Operation Support System, or OSS, integration.

- **Enhance and extend our services and support operations** – We plan to extend and continue to enhance our services and support capabilities to support our growing customer base in both the enterprise and service provider markets. We continue to enhance our training with personalized and blended education programs to help our customers deploy and use our products more effectively. We have strengthened our classroom training and recently added web-based on-demand training programs. We also continue to evolve and enhance our extensive certification programs designed to recognize network professionals who have demonstrated an in-depth understanding of nGenius and Sniffer products and technologies.

Sales and Marketing

We sell our products, support and services through a direct sales force and an indirect reseller and distribution channel. Our sales force uses a "high-touch" sales model that consists of face-to-face meetings with customers to understand and identify their unique business challenges and requirements. Our sales teams then translate those requirements into tailored business solutions that allow the customer to maximize the performance of its infrastructure and service delivery environment. Due to the complexity of the systems and the capital expenditure involved, our sales cycle typically takes between three to 12 months. We build strategic relationships with our customers by continually enhancing our solution, based on their expressed needs, to help them address their evolving service delivery management challenges. In addition to providing a comprehensive solution to meet these needs, we continually provide software enhancements to our customers as part of their maintenance contracts with us. These enhancements are designed to provide additional and ongoing value to our existing customers to promote loyalty and the expansion of their deployment of our products. Existing customer growth is also driven by the expansion and changes in their networks as they add new infrastructure elements, new users, new locations, new applications and experience new and increasing service traffic volumes.

Our sales force is organized into four main geographic teams covering sales around the globe. Revenue from sales outside the United States represented 27%, 25% and 27% of our total revenue in the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. We expect revenue from sales to customers outside the United States to continue to account for a growing, significant portion of our total revenue in the future. For more information on the geographic distribution of our revenue, see Note 17 to the attached consolidated financial statements.

As of March 31, 2010, our international field sales organization consisted of employees located in the United Kingdom, Germany, France, Spain, Italy, Norway, China, Hong Kong, Japan, Korea, Malaysia, Singapore, Taiwan, Mexico, Canada, Brazil, South Africa, Australia and India.

Our marketing organization drives our market strategy, product positioning and messaging and produces and manages a variety of programs such as advertising, trade shows, industry events, public and analyst relations, direct mail, seminars, sales promotions, and web marketing to promote the sale and acceptance of our solutions and to build the NetScout, nGenius and Sniffer brand names in the marketplace. Key elements of our marketing strategy focus on thought leadership, market education, go to market strategies, reputation management, demand generation, and the acceleration of our strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners.

Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our order bookings as a result of a number of factors, including the length of the sales cycle, complexity of customer environments, new product introductions and their market acceptance and seasonal factors impacted by customer projects and typical IT buying cycles. Due to these factors, we historically have experienced stronger bookings during our fiscal third and fourth quarters. Net revenue can also be affected by unforeseen delays in product shipments due to issues such as on hand inventory constraints, unexpected delays in customer IT modernization projects and other delays in investments in IT management technologies and products.

Support Services

Customer satisfaction is a key driver of NetScout's success. NetScout's MasterCare™ support programs offer customers various levels of high quality support services to assist in the deployment and use of our solutions. We have support personnel strategically deployed across the globe to deliver 24/7 toll-free telephone support to our premium MasterCare customers. Some of the support services, such as on-site support activities, are provided by qualified third party support partners. In addition many of our certified resellers provide first-level support to NetScout end-users. This is especially prevalent in international locations where time zones and language, among other factors, make it more efficient for end-users to have the reseller provide initial support functions. MasterCare support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. If ordered, MasterCare support commences upon expiration of the standard warranty for software. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. We believe our warranties are consistent with commonly accepted industry standards.

Research and Development

Our continued success depends significantly on our ability to anticipate and create solutions that will meet emerging customer requirements. We have invested significant financial resources and personnel into the development of our products and technology. Our continued investment in research and development is crucial to our business and our continued success in the market. We have assembled a team of highly skilled engineers with expertise in various technologies associated with our business and the technologies being deployed by our customers. These include, networks, protocols, applications, application delivery, WAN technologies, storage and systems management. As we have expanded our market to also include the wireless service provider segment, we have added a significant number of resources with expertise in service provider networks and technologies including GSM, UMTS, CDMA2000 and LTE technologies. We plan to continue to expand our product offerings and capabilities in the near future, and therefore, plan to continue to invest and dedicate significant resources to our research and development activities. In addition, as we continue to expand our position in the service provider market, we will need to continue to expand our offerings and purpose-built capabilities for these customers. We will continue to make substantial investments in growing our service provider technology expertise to maintain and grow our market and technology lead for this rapidly growing market segment opportunity.

We predominantly develop our products internally, with some third party contracting. We have also acquired developed technology through business acquisitions. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, such as the Internet Engineering Task Force, or IETF, the 3rd Generation Partnership Project, or 3GPP, and we also engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and applications performance requirements for current and emerging technologies.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process control to ensure the quality and reliability of our products. In February 1998, we obtained ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. In July 2003, we obtained ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction.

Although we generally use standard parts and components for our products, which are available from various suppliers, each of the computer network interface cards used in our devices is currently available only from separate single source suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While currently we purchase from specific suppliers, we believe that, in most cases, alternate suppliers can be identified if current suppliers are unable to fulfill our needs. Our reliance on single source suppliers is further described in Item 1A "Risk Factors."

We manufacture our products based upon near-term demand resulting from detailed sales forecasts. Due to the fact that these forecasts have a high degree of variability because of such factors as time of year, overall economic conditions and employee incentives, we maintain inventory levels in advance of receipt of firm orders to try and ensure that we have sufficient stock to satisfy all incoming orders.

Customers

We sell our products to enterprise, public sector and service providers and other organizations with large- and medium-sized high-speed computer networks. Our enterprise customers cover a wide variety of industries, such as financial services, technology, manufacturing, healthcare, utilities, education and retail. In the telecommunications service provider segment we address mobile operators, wireline operators and cable operators. A significant number of our service provider customers are mobile operators.

Backlog

We configure our products to customer specifications and generally deliver the final products to the customer within a relatively short time after receipt of the purchase order. These orders also often include service engagements and technical support coverage. Customers may reschedule or cancel orders prior to shipment with little or no penalty.

We concluded our fiscal year 2010 with an immaterial amount of combined product backlog, consisting of unshipped orders, and deferred product revenue. Our combined product backlog at March 31, 2009 was $10.0 million.

Channels

In recent years we implemented reseller specific programs to improve our reach to customers and presence in new markets through channel partners. We sell through a broad range of channel partners including value added resellers, or VARs, value added distributors, or VADs, resellers, and system integrators, or SIs, for both the enterprise and service provider markets. These channel partners help us market and sell our products to a broad array of organizations globally and allow us to better allocate and leverage our field sales force resources. In addition, and in conjunction with, our increasing relationship with Cisco Systems, we have been developing channel programs that enable us to cross-leverage our common channel partners to enable us to leverage the extended reach and value of the global Cisco reseller channel.

Historically and currently, we have used indirect distribution channels principally as intermediaries on contractual terms for customers with whom we have no contract. Our sales force meets with end user customers to present NetScout products and solutions, conduct demonstrations, provide evaluation equipment, recommend detailed product solutions, develop product deployment designs and timelines, and assist in establishing financial and other justification for the proposed solution. During this selling process a channel partner, who has contracts with both the end customer and NetScout, may be brought in to facilitate the transaction and to provide fulfillment services. In the case of international channel partners, those services usually also include currency translation and first line maintenance support. In the U.S., fulfillment services are usually limited to invoicing and cash collection. Under this approach, we have limited dependence upon channel partners for the major elements of the selling process. In many cases, there are multiple channel partners with the required contractual relationships, so dependence on any single channel partner is minimized.

Total revenue from indirect channels represented 61%, 59% and 65% of our total revenue for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

Competition

The service assurance and performance management market is highly competitive and is a somewhat fragmented market that has overlapping technologies and competitors and is continually evolving. Consequently, there are a number of companies that deliver some pieces of what our solutions offer and also include larger IT management companies that are competing for the same IT budget for managing performance and service delivery.

We believe we compete primarily on the basis of offering a complete and comprehensive service delivery management solution that broadly enables IT organizations to addresses the challenges of managing and assuring the delivery of critical IT services and applications to predict, identify and resolve the root causes of poor performance of large-scale, distributed computing environments. We believe other principal competitive factors in our market include scalability, ability to address a large number of applications, locations and users, product performance, the ability to easily deploy into existing network environments and the ability to administer and manage the products. We believe that our solutions provide superior data and perform better than competitive products as measured by a broad range of metrics including the ability to recognize and track a large number of applications, scalability to support increasing levels of data and network traffic and the ability to look at both data and control plane traffic across an entire end-to-end network. Our ability to sustain such a competitive advantage depends on our ability to deliver continued technology innovation and adapt to meet the evolving needs of our customers.

We believe we are currently the only vendor providing a comprehensive and unified end-to-end service delivery management solution that is capable of addressing the needs of both enterprise and service provider customers and can scale to meet the enormous challenges of today's dynamic service delivery environments. However, there have been some acquisitions by large IT management vendors to strengthen their portfolio in the service assurance market and they will continue to invest in this area. We believe that we compete favorably in the service delivery management and service assurance markets and are the only vendor with a comprehensive service assurance and service delivery management solution that scales to meet the needs of today's dynamic IP-based network operating environments. We have a strong and dynamic purpose-built architecture, compared to many vendors' attempts to combine separate and un-integrated technology elements, we believe we have a significant advantage in scalability, comprehensiveness of data gathered, performance, ease-of-use, unified workflows and the ability to scale our solution to address large global deployments that encompass a large number of applications, services, locations and users.

In the enterprise market, our larger competitors include Computer Associates and OPNET Technologies, Inc. along with a number of smaller private companies and new market entrants. In addition, we both compete with and partner with the large enterprise management vendors, such as International Business Machines, or IBM, Hewlett Packard, or HP, and EMC Corporation, or EMC, who currently offer limited performance management solutions but could provide enhanced solutions in the future. In the service provider market our primary large competitors include Tektronix and JDS Uniphase Corporation, or JDSU, who provide operational management systems based primarily on monitoring legacy signaling data, along with a number of smaller private companies and new market entrants. Competitive factors in our industry are further described in Item 1A "Risk Factors."

Intellectual Property Rights

We rely on patent, copyright, trademark, and trade secret laws and contract rights to establish and maintain our rights in our technology and products. While our intellectual property rights are an important element in our success, our business as a whole does not depend on any one particular patent, trademark, copyright, trade secret, license, or other intellectual property right.

NetScout uses contracts, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to police and protect its intellectual property portfolio and rights from infringement. From a contractual perspective, NetScout uses license agreements and non-disclosure agreements to limit the use of our intellectual property and protect NetScout trade secrets from unauthorized use and disclosure. In addition to license agreements, NetScout relies on U.S. and international copyright law to protect against unauthorized copying of software programs, in the U.S. and abroad. NetScout has obtained U.S. and foreign trademark registrations to preserve and protect certain trademarks and trade names. NetScout has also filed and obtained U.S. patents to protect certain unique NetScout inventions from being unlawfully exploited by other parties. However, there is no assurance that pending or future patent applications will be granted, that we will be able to obtain patents covering all of our products, or that we will be able to license, if needed, patents from other companies on favorable terms or at all. Our proprietary rights are subject to other risks and uncertainties described under Item 1A "Risk Factors."

Employees

As of March 31, 2010, we had 791 employees, 574 of whom were employed in the United States. Of the total, 280 were in sales, 17 were in marketing, 112 were in support services, 244 were in research and development, 29 were in manufacturing, and 109 were in general and administrative functions. None of our employees is represented by a collective bargaining agreement.

Item 1A. Risk Factors.

In addition to the other information in this report, the following discussion should be considered carefully in evaluating NetScout and our business. This Annual Report on Form 10-K contains forward-looking statements under Section 21E of the Exchange Act and other federal securities laws. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential" or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. Factors that may cause such differences include, but are not limited to, the factors discussed below and in our other filings with the Securities and Exchange Commission, or SEC. These factors may cause our actual results to differ materially from any forward-looking statement.

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risk and uncertainties. The following factors are among many that could cause actual results to differ materially from those contained in or implied by forward-looking statements made in this report. These statements involve the risks and uncertainties identified below as well as additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also impact our business operations. Such factors are among many that may have a material adverse impact upon our business, results of operations and financial condition.

Our quarterly operating results may fluctuate. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Most of our expenses, such as employee compensation, benefits and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on our operating results for that quarter.

Our quarterly revenue may fluctuate as a result of a variety of factors, many of which are outside of our control, including the following:

- technology spending by current and potential customers;
- uneven demand for application and network performance management solutions;
- the timing, size and receipt of orders from customers, especially in light of our lengthy sales cycle;
- the timing and market acceptance of new products or product enhancements by us or our competitors;
- changes in the distribution channels through which our products are sold;
- the timing of hiring sales personnel and the speed at which such personnel become productive;
- our ability to anticipate or adapt effectively to developing markets and rapidly changing technologies;
- changes in the number and size of our competitors;
- the timing and impact of security-related threats and outbreaks (e.g., worms and viruses);
- customer difficulty in implementing our products;
- changes in foreign currency exchange rates;
- attrition of key employees;
- changes in the prices of our competitors' products; and
- economic slowdowns and the occurrence of unforeseeable events, such as terrorist attacks, which contribute to such slowdowns.

Uncertain conditions in the global economy and constraints in the global credit market may adversely affect our revenue and results of operations. Disruptions in the current global economy and constraints in the global credit market may cause some of our customers to reduce, delay, or cancel spending on capital and technology projects, resulting in reduced spending with us. While some industry sectors such as government and telecommunications may be less susceptible to the effects of an economic slowdown, our enterprise customers may be adversely affected, especially in financial services and consumer industries. Continued volatility in and disruption of financial markets could limit customers' ability to obtain adequate financing to maintain operations and result in a decrease in sales volume that could have a negative impact on our results of operations. Further, competitors may respond to economic conditions by lowering their prices, which could put pressure on our pricing. We could also experience lower than anticipated order levels, cancellations of orders in backlog, defaults on outstanding accounts receivable and extended payment or delivery terms.

Constraints in the global credit market may affect our ability to obtain credit on favorable terms or at all and to refinance any debt facilities. If conditions in the global credit markets are not favorable, we may be limited in our ability to obtain credit or obtain credit on favorable terms and could increase our borrowing costs.

We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results. We may need to acquire complementary businesses, products or technologies to remain competitive or expand our business. We actively investigate and evaluate potential acquisitions of complementary businesses, products and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all businesses, products or technologies that we seek to acquire. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to compete effectively in our targeted markets and could negatively affect our results of operations.

Acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to goodwill and acquired intangible assets;
- the potentially costly and disruptive impact of assuming unfavorable pre-existing contractual relationships of acquired companies that we would not have otherwise entered into and potentially exiting or modifying such relationships;
- the potential litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition including claims from terminated employees, customers, third parties or enforcement actions by various regulators;
- the incurrence of significant costs and expenses; and
- the potentially negative impact of poor performance of an acquisition on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in managing geographically dispersed operations;
- difficulties in assimilating diverse financial reporting and management information systems;
- difficulties in maintaining uniform standards, controls, procedures and policies;
- the diversion of management's attention from other business concerns;
- use of cash to pay for acquisitions may limit other potential uses of our cash, including stock repurchases and retirement of outstanding indebtedness;
- substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization or impairment of intangible assets and share-based compensation expense;
- the potential disruption of our business;
- the potential loss of key employees, customers, distributors or suppliers;
- the inability to generate sufficient revenue to offset acquisition or investment costs; and
- the potential for delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses.

We have a significant amount of debt. If we fail to maintain sufficient cash as our debt becomes due or are unable to renew our revolving credit facility prior to its expiration, this may adversely affect our business, financial condition, and operating results. At March 31, 2010, we had outstanding debt of $79.4 million and a $10 million revolving credit facility, both of which expire in December 2012. We expect that existing cash, cash equivalents, marketable securities, cash provided from operations and our revolving credit facility will be sufficient to meet ongoing cash requirements. However, failure to generate sufficient cash as our debt becomes due or to renew our revolving credit facility prior to its expiration could adversely affect our business, financial condition, operating results and cash flows.

A significant portion of our marketable securities is invested in auction rate securities. Continued failures in these auctions could affect our liquidity. A significant percentage of our marketable securities portfolio is invested in auction rate securities. These investments range from AAA to A rated and are collateralized by student loans with underlying support by the federal government through the Federal Family

Education Loan Program, or FFELP, and by monoline insurance companies. Beginning in February 2008 and continuing through the date of this report, the majority of auction rate securities in the marketplace, including all of the auction rate securities that we hold in our portfolio, experienced failed auctions. Such failures resulted in the interest rates on these investments resetting to predetermined rates in accordance with the underlying loan agreements. In the event we need to liquidate our investments in these types of securities, we will not be able to do so until a future auction on these investments is successful, the issuer redeems the outstanding securities, a buyer is found outside the auction process which may require us to take a significant discount from the face value of the securities, the securities mature, or there is a default requiring immediate repayment from the issuer. In the future, should our auction rate securities be subject to additional auction failures and we determine that the decline in value of auction rate securities are other than temporary, we would recognize a loss in our consolidated statement of operations, which could be material. Because these securities are currently illiquid due to the credit environment, we are currently unable to access this cash in the short term. If this illiquidity in the auction rate security market continues we may not be able to use these funds, if needed, to make debt payments, and should we need to access these assets for operations, this result could have a negative effect on our business, financial condition and operating results of the company.

If we fail to introduce new products and enhance our existing products to keep up with rapid technological change, demand for our products may decline. The market for application and network performance management and service assurance solutions is characterized by rapid changes in technology, evolving industry standards, changes in customer requirements and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in computer networking technologies, new application technologies and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products or could render our existing or planned products obsolete. If we are unable to develop and introduce new network and application performance management and service assurance products or enhancements to existing products in a timely and successful manner, this inability could have a material and adverse impact on our business, operating results and financial condition.

We have introduced and intend to continue to introduce new products. If the introduction of these products is significantly delayed or if we are unsuccessful in bringing these products to market, our business, operating results and financial condition could be materially and adversely impacted.

If our products contain errors, they may be costly to correct, revenue may be delayed, we could be sued and our reputation could be harmed. Despite testing by our customers and us, errors may be found in our products after commencement of commercial shipments. If errors are discovered, we may not be able to correct them in a timely manner or at all. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. Errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. If one or more of our products fail, a customer may assert warranty and other claims for substantial damages against us. The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results and financial condition.

We face significant competition from other technology companies. The market for application and network performance management and service assurance solutions is highly competitive. The market is fragmented with a number of vendors offering pieces of what our total solution delivers. We believe customers make service management system purchasing decisions based primarily upon the following factors:

- product performance, functionality and price;
- name and reputation of vendor;
- distribution strength; and
- alliances with industry partners.

We compete with a growing number of smaller providers of application and network performance management solutions and providers of portable network traffic analyzers and probes. In addition, leading network equipment and application technology vendors offer their own limited management solutions, including products which they license from other competitors. Some of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Further, in recent years some of our competitors have been acquired by larger companies that are seeking to enter or expand in the markets in which we operate. Therefore, given their larger size and greater resources our competitors may be able to respond more effectively than we can to new or changing opportunities, technologies, standards and customer requirements.

As a result of these and other factors, we may not be able to compete effectively with our current or future competitors, which could have a material and adverse impact on our business, operating results and financial condition.

The success of our business depends, in part, on the continued growth in the market for and the commercial acceptance of application and network performance management and service assurance solutions. We derive all of our revenue from the sale of products and services that are designed to allow our customers to assure the delivery of services through the management of the performance of applications across IP networks. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy and the future changes to the competitive environment. In order for us to be successful, our potential customers must recognize the value of more sophisticated application and network management solutions, decide to invest in the management of their networked applications and, in particular, adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results and financial condition. Additionally, businesses may choose to outsource the operations and management of their networks to managed service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

The current economic and geopolitical environment may impact some specific industries into which we sell. Many of our customers are concentrated in a small number of industries, including financial services, public sector, healthcare, and the service provider market segment. Certain industries may be more acutely affected by economic, geopolitical and other factors than other sectors. To the extent that one or more of the sectors in which our customer base operates is adversely impacted, whether as a result of general conditions affecting all sectors or as a result of conditions affecting only those particular sectors, our business, financial condition and results of operations could be materially and adversely impacted.

Our success depends, in part, on our ability to manage and leverage our distribution channels. Sales to our indirect distribution channels, which include resellers, original equipment manufacturers, distributors, systems integrators and service providers, accounted for 61%, 59%, and 65% of our total revenue for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. To increase our sales we need to continue to enhance our indirect sales efforts, to continue to manage and expand these existing distribution channels and to develop new indirect distribution channels. Our channel partners have no obligation to purchase any products from us. In addition, they could internally develop products that compete with our solutions or partner with our competitors or bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop new relationships or to expand and manage our existing relationships with partners, the potential inability or unwillingness of our partners to market and sell our products effectively or the loss of existing partnerships could have a material and adverse impact on our business, operating results and financial condition.

Our success depends, in part, on our ability to expand and manage our international operations. Sales to customers outside the United States accounted for 27%, 25%, and 27% of our total revenue for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. We currently expect international revenue to continue to account for a significant percentage of total revenue in the future. We believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to:

- expand international indirect distribution channels;
- hire additional overseas sales personnel;
- adapt products for local markets and comply with foreign regulations; and
- manage geographically dispersed operations.

The major geographic areas outside of the United States in which we manage our business are Europe (including the United Kingdom, Germany, France, Spain, Italy and Norway), Asia (including China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan) and the Rest of World (including South Africa, Australia, Canada, India, Brazil and Mexico). Our international operations, including our operations in the United Kingdom, mainland Europe, India, Asia-Pacific and other regions are generally subject to a number of risks, including:

- failure of local laws to provide the same degree of protection that the laws in the United States provide against infringement of our intellectual property;
- protectionist laws and business practices that favor local competitors;
- dependence on local indirect channel partners;
- conflicting and changing governmental laws and regulations;
- longer sales cycles;
- greater difficulty in collecting accounts receivable; and
- foreign currency exchange rate fluctuations and political and economic instability.

Our future growth depends on our ability to maintain and periodically expand our sales force. We must maintain and periodically increase the size of our sales force in order to increase our direct sales and support our indirect sales channels. Because our products are very technical, sales people require a comparatively long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to meet our sales force growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force. If we are unable to maintain and periodically expand our sales capability, our business, operating results and financial condition could be materially and adversely impacted.

Our reliance on sole source suppliers could adversely impact our business. Specific components that are necessary for the hardware assembly of our instruments are obtained from separate sole source suppliers or a limited group of suppliers. These components include our network interface cards. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the inability to exercise control over pricing, quality and timely delivery of components. We do not generally maintain long-term agreements with any of our suppliers or have on hand large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would impact our ability to ship our products on a timely basis. This could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Our success depends on our ability to protect our intellectual property rights. Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and registrations and non-disclosure and other contractual and license arrangements to protect our intellectual property rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our technology without compensating us. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. Further, we also license software from third parties for use as part of our products, and if any of these licenses were to terminate, we might experience delays in product shipment until we develop or license alternative software.

Others may claim that we infringe on their intellectual property rights. From time to time we may be subject to claims by others that our products infringe on their intellectual property rights, patents, copyrights or trademarks. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages or royalties, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all. We expect that these claims could become more frequent as more companies enter the market for network and application infrastructure performance management solutions. Any of these claims or resulting events could have a material and adverse impact on our business, operating results and financial condition.

We may fail to secure necessary additional financing. We may require significant capital resources to expand our business and remain competitive in the rapidly changing network performance management industry. We may need to invest in our operations as well as acquire complementary businesses, products or technologies. Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations. If our existing sources of liquidity are insufficient to satisfy our operating requirements, we may need to seek to raise capital by:

- issuing additional common stock or other equity instruments;
- acquiring additional bank debt;
- issuing debt securities; or
- obtaining lease financings;

However, we may not be able to obtain additional capital when we want or need it, or capital may not be available on satisfactory terms. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as new financial or operating covenants, or that may result in additional dilution to our stockholders.

We must hire and retain skilled personnel. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers, and technical support personnel. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results and financial condition.

Loss of key personnel could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer, and co-founder, and Michael Szabados, our Chief Operating Officer, and our other executive officers and senior managers to work effectively as a team. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results and financial condition.

Our estimates and judgments related to critical accounting policies could be inaccurate. We consider accounting policies related to revenue recognition, commissions expense, valuation of inventories, valuation of goodwill and acquired intangible assets, capitalized software development costs, derivative financial instruments, purchased software and internal use software, share-based compensation and income taxes to be critical in fully understanding and evaluating our financial results. Management makes certain significant accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inaccurate.

Failure to manage growth properly and to implement enhanced automated systems could adversely impact our business. The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. To manage further growth effectively, we must integrate new personnel and manage expanded operations. If we are unable to manage our growth effectively, our costs, the quality of our products, the effectiveness of our sales organization, retention of key personnel, our business, and our operating results and financial condition could be materially and adversely impacted. Any disruptions or ineffectiveness relating to our systems implementations and enhancements could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations, and otherwise run our business.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal control over financial reporting may not prevent all material errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include, but are not limited to, management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. Under Section 404 of the Sarbanes-Oxley Act we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Compliance with this legislation requires management's attention and resources and will likely continue to cause us to incur significant expense. Management's assessment of our internal control over financial reporting may identify weaknesses that need to be addressed in our internal control system. If we are unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in our reported financial information which could have an adverse effect on the market price of our stock or impact our borrowing ability. In addition, changes in operating conditions and changes in compliance with policies and procedures currently in place may result in inadequate internal control over financial reporting in the future.

The price of our common stock may decrease due to market volatility. The market price of our common stock has been volatile and has fluctuated since the initial public offering of our common stock on August 12, 1999. The market price of our common stock may continue to fluctuate in response to a number of factors, some of which are beyond our control. Though activity in our stock has increased over the past two years, trading activity of our stock has historically been relatively thin, in part as a result of officers and directors and institutional shareholders holding a significant percentage of our stock. In addition, the market prices of securities of technology companies have been volatile and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Also, broad market fluctuations could adversely impact the market price of our common stock, which in turn could cause impairment of goodwill that could materially and adversely impact our financial condition and results of operations.

It is not uncommon when the market price of a stock has been volatile for holders of that stock to institute securities class action litigation against the company that issues that stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit beyond any insurance coverage which we may have for such risks. Such a lawsuit could also divert the time and attention of our management.

If we fail to develop our brand cost-effectively, our business may suffer. We believe that developing and maintaining awareness of our brand in a cost-effective manner is important to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new customers.

Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to promote and maintain our brand successfully, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and this could have a material and adverse impact on our financial condition and results of operations.

Increased customer demands on our technical support services may adversely affect our relationships with our customers and our financial results. We offer technical support services with many of our products. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Further customer demand for these services, without corresponding revenues, could have a material and adverse impact on our financial condition and results of operations.

Our effective tax rate may increase or fluctuate, which could increase our income tax expense and reduce our net income. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
- Changing tax laws, regulations, and interpretations in multiple jurisdictions in which we operate as well as the requirements of certain tax rulings;
- Changes in accounting and tax treatment of share-based compensation;
- The valuation of generated and acquired deferred tax assets and the related valuation allowance on these assets;
- The tax effects of purchase accounting for acquisitions and restructuring charges that may cause fluctuations between reporting periods; and
- Tax assessments, or any related tax interest or penalties that could significantly affect our income tax expense for the period in which the settlements take place;

An adverse change in our effective tax rate could have a material and adverse effect on our financial condition and results of operations.

We or our suppliers may be impacted by new regulations related to climate change. We or our suppliers may become subject to new laws enacted with regards to climate change. In the event that new laws are enacted or current laws are modified in countries in which we or our suppliers operate, our flow of product may be impacted which could have a material and adverse effect on our financial condition and results of operations.

Uncertainties of regulation of the Internet could have a material and adverse impact on our financial condition and results of operations. Currently, few laws or regulations apply directly to access to or commerce on the Internet. We could be materially adversely affected by regulation of the Internet and Internet commerce in any country where we operate. Such regulations could include matters such as VoIP, among other things. The adoption of regulation of the Internet and Internet commerce could decrease demand for our products and, at the same time, increase the cost of selling our products, which could have a material and adverse effect on our financial condition and results of operations. In addition, the enactment of new federal, state, or foreign data privacy laws and regulations could cause customers not to be able to take advantage of all the features or capabilities of our products which in turn could reduce demand for certain of our products.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the SEC.

Item 2. Properties

We currently lease approximately 175,000 square feet of space in an office building in Westford, Massachusetts, for our headquarters. The current lease will expire in September 2013, and we have an option to extend the lease for two additional five-year terms. We lease office space in seventeen other cities throughout the world for our sales and support personnel, as well as 72,742 square feet of space in San Jose, California. We lease 34,021 square feet of office space for our engineering and support personnel in India. We believe that our existing facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Item 3. Legal Proceedings

On November 14, 2008, certain former shareholders of Fidelia Technology, Inc. filed an amended complaint in the Superior Court of California, San Francisco County, against Network General Corporation and certain its officers and directors relating to the consideration received by the shareholders in the merger between Fidelia and Network General in January 2006. We acquired Network General in November 2007. Following full legal briefing and a hearing held on February 18, 2009, the court dismissed the amended complaint against certain of the former officers and directors of Network General, and permitted certain claims to proceed against Network General and its former president. As of May 6, 2010, subsequent to our year end, without admission or finding of liability by any party and to avoid further expense and inconvenience of this litigation, the plaintiffs and the remaining defendants agreed to a confidential Settlement Agreement and Mutual Release, resolving all claims the parties had or may have had against one another, with dismissal of the lawsuit to follow. The settlement of the claims are immaterial to our ongoing operations and financial condition because all settlement payments will be made directly by our insurance carrier.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

We completed our initial public offering on August 17, 1999. Since that time, our common stock has traded on the Nasdaq Global Market and its predecessor, the Nasdaq National Market, under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
Fiscal Year 2009:		
June 30, 2008	$12.99	$ 8.30
September 30, 2008	$15.85	$10.00
December 31, 2008	$10.79	$ 6.19
March 31, 2009	$14.80	$ 6.58
Fiscal Year 2010:		
June 30, 2009	$10.66	$ 7.42
September 30, 2009	$13.73	$ 9.05
December 31, 2009	$15.00	$12.26
March 31, 2010	$15.57	$14.02

Stockholders

As of May 25, 2010 we had 107 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 6,800.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of NetScout Systems, Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on our common stock during the five year period from March 31, 2005 through March 31, 2010, with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index. The comparison assumes $100 was invested on March 31, 2005 in our common stock or in the Nasdaq Composite Index and the Nasdaq Computer & Data Processing Index and assumes reinvestment of dividends, if any.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Research Data Group, Inc., a source believed to be reliable, but NetScout is not responsible for any errors or omissions in such information.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among NetScout Systems, Inc., The NASDAQ Composite Index
And The NASDAQ Computer & Data Processing Index
$350
$300
$250
$200
$150
$100
$50
$0
3/05
3/06
3/07
3/08
3/09
3/10
NetScout Systems, Inc.
NASDAQ Composite
NASDAQ Computer & Data Processing

*$100 invested on 3/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

Dividend Policy

In fiscal years 2010 and 2009, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit facility limit our ability to pay cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, existing bank covenants and general business conditions.

Issuer Purchases of Equity Securities

During the fourth quarter of fiscal year 2010, we did not repurchase any shares of our outstanding common stock pursuant to the open market stock repurchase program further described in Note 12 to the attached consolidated financial statements.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included under Item 7 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of March 31, 2010 and 2009 are derived from audited consolidated financial statements included under Item 8 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2007 and 2006 and the consolidated balance sheet data as of March 31, 2008, 2007 and 2006 have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year ended March 31,				
	2010	2009	2008(1)	2007	2006
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue:					
Product	$142,113	$154,161	$ 106,182	$ 63,524	$63,775
Service	118,229	113,443	62,774	38,948	34,101
Total revenue	260,342	267,604	168,956	102,472	97,876
Cost of revenue:					
Product	35,564	43,315	33,965	17,184	18,639
Service	20,500	20,824	13,721	6,444	5,894
Total cost of revenue	56,064	64,139	47,686	23,628	24,533
Gross margin	204,278	203,465	121,270	78,844	73,343
Operating expenses:					
Research and development	36,650	40,189	30,000	18,320	18,284
Sales and marketing	99,059	98,818	69,652	42,470	39,501
General and administrative	20,609	26,118	26,149	10,531	8,873
Amortization of acquired intangible assets	2,057	1,962	811	155	149
Total operating expenses	158,375	167,087	126,612	71,476	66,807
Income (loss) from operations	45,903	36,378	(5,342)	7,368	6,536
Interest and other income (expense), net	(2,832)	(5,337)	(1,207)	3,898	2,627
Income (loss) before income tax expenses (benefit) and cumulative effect of accounting change	43,071	31,041	(6,549)	11,266	9,163
Income tax expense (benefit)	15,154	10,993	(4,461)	3,598	3,366
Cumulative effect of accounting change, net of taxes of $42	—	—	—	69	—
Net income (loss)	$ 27,917	$ 20,048	($ 2,088)	$ 7,737	$ 5,797
Basic net income (loss) per share	$ 0.69	$ 0.51	($ 0.06)	$ 0.24	$ 0.19
Diluted net income (loss) per share	$ 0.67	$ 0.49	($ 0.06)	$ 0.23	$ 0.18
Weighted average common shares outstanding used in computing:					
Net income (loss) per share—basic	40,691	39,351	34,913	31,713	31,041
Net income (loss) per share—diluted	41,915	40,925	34,913	33,050	31,885

(1) On November 1, 2007, NetScout completed its acquisition of Network General Central Corporation, or Network General, for aggregate consideration of approximately $212 million.

	March 31,				
	2010	2009	2008(1)	2007	2006
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents and short- and long-term marketable securities	$170,551	$135,912	$100,931	$100,104	$ 87,465
Working capital	91,174	51,720	13,754	79,493	72,998
Total assets	482,601	436,734	420,937	180,419	165,755
Debt	79,356	92,500	98,750	—	—
Total stockholders' equity	266,843	225,731	197,333	138,407	126,591

(1) On November 1, 2007, NetScout completed its acquisition of Network General for aggregate consideration of approximately $212 million, including $53 million in cash.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially due to competitive factors and other factors discussed in Item 1A. *Risk Factors* and elsewhere in this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

Overview

NetScout Systems was founded in 1984 and is headquartered in Westford, Massachusetts. We design, develop, manufacture, market, sell and support market leading unified service delivery management, service assurance and application and network performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex internet protocol, or IP, based service delivery environments. We manufacture and market these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

Our operating results are influenced by a number of factors, including, but not limited to, the mix and quantity of products and services sold, pricing, costs of materials used in our products, growth in employee related costs, including commissions, and the expansion of our operations. Factors that affect our ability to maximize our operating results include, but are not limited to, our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, development of strategic partnerships, competition, successful integration efforts and current economic conditions.

Results Overview

Despite a difficult economy, we continued to execute on our core strategies and were able to generate net income and net income per share growth of 39% and 37%, respectively, in fiscal year 2010 through gross margin improvements and reduced operating costs. Fiscal year 2010 also included strong bookings, especially in our service provider vertical market, and strong cash flow.

Our revenue results in the second half of this past year were driven by a 12 percent year-over-year increase in bookings. This bookings increase, as stated earlier, was due to growth in sales to our customers in the service provider vertical market. We expect that momentum of bookings growth to continue into fiscal year 2011 led primarily by continued performance in the wireless service provider sector and a return to strength in our core enterprise vertical markets led by financial services and government.

In addition to record bookings, deferred revenue increased $22.3 million during the year ended March 31, 2010 as we saw our customers continuing to make large commitments through renewals of maintenance service contracts.

Although revenue decreased 3% from fiscal year 2009, we achieved significant gross margin improvements. Gross margin for fiscal year 2010 was 78%, up 2 points from fiscal year 2009. We did this in part through price actions and cost reduction. In addition, there was a shift towards higher margin products.

We also met our goal of expanding operating margins and improved operating efficiencies. As a result, our fiscal year 2010 operating margin was 18%, up from 14% in fiscal year 2009.

We also achieved a record high cash, cash equivalents and marketable securities balance of over $170 million at March 31, 2010. This represents an increase of $34.6 million over the previous fiscal year end and $19.3 million over the previous quarter end.

All of these results are supported by our unwavering commitment to develop market leading products that will expand our market reach while solving the challenges facing IT managers in such areas as virtualization and cloud computing. During our fiscal year 2010 we launched some significant new products aimed at increasing our value proposition in the enterprise, including the government and financial services sectors. We also remain focused on building market share in the very fast growing wireless service provider market. During fiscal year 2010, we released Subscriber Intelligence, which is an important new product targeted as this sector.

Use of Non-GAAP Financial Measures

From time to time in press releases regarding quarterly earnings, presentations and other communications, we may provide financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. Recent non-GAAP financial measures have included non-GAAP revenue, income from operations, net income and net income per diluted share, each of which were adjusted from amounts determined based on GAAP to exclude the effect of purchase accounting adjustments to reduce to fair value acquired deferred revenue resulting from our acquisition of Network General in November 2007, and to add back share-based compensation expenses, merger integration expenses and the amortization of acquired intangible assets, net of related income tax effects.

Management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. These non-GAAP measures are among the primary factors that management uses in planning and forecasting future periods. Management believes these non-GAAP financial measures enhance the reader's overall understanding of NetScout's current financial performance and its prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how the Company plans and measures its business. We believe that providing these non-GAAP measures affords investors a view of our operating results that may be more easily compared to our peer companies and also enables investors to consider our operating results on both a GAAP and non-GAAP basis during the period where GAAP results were affected by our acquisition of Network General.

These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP, and may have limitations in that they do not reflect all our results of operations as determined in accordance with GAAP. These non-GAAP measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

The following table reconciles revenue, net income and net income per share on a GAAP and non-GAAP basis for the years ended March 31, 2010, 2009 and 2008 (in thousands):

	Year ended March 31,		
	2010	2009	2008
GAAP revenue	$260,342	$267,604	$168,956
Product deferred revenue fair value adjustment	31	1,860	410
Service deferred revenue fair value adjustment	1,286	9,922	12,230
Non-GAAP revenue	$261,659	$279,386	$181,596
GAAP net income	$ 27,917	$ 20,048	$ (2,088)
Deferred revenue fair value adjustment	1,317	11,782	12,640
Share-based compensation expense	5,456	5,122	2,069
Amortization of acquired intangible assets	6,037	5,959	2,888
Inventory fair value adjustment	—	—	1,287
Integration expense	—	1,858	12,708
Income tax adjustments	(4,868)	(9,394)	(12,005)
Non-GAAP net income	$ 35,859	$ 35,375	$ 17,499
GAAP diluted net income per share	$ 0.67	$ 0.49	$ (0.06)
Share impact of non-GAAP adjustments identified above	0.19	0.37	0.54
Non-GAAP diluted net income per share	$ 0.86	$ 0.86	$ 0.48

Critical Accounting Policies

We consider accounting policies related to cash, cash equivalents and marketable securities, revenue recognition, commission expense, valuation of inventories, assumptions related to purchase accounting, valuation of goodwill and acquired intangible assets, capitalization of software development costs, derivative financial instruments, share based compensation and income taxes to be critical in fully understanding and evaluating our financial results. The application of these policies involves significant judgments and estimates by us. For more information on our critical accounting policies, see Note 2 to the attached consolidated financial statements.

Cash and Cash Equivalents and Marketable Securities

We account for our investments in accordance with the Financial Accounting Standards Board, or FASB's, authoritative guidance. Under the provisions, we have classified our investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash and cash equivalents typically consist of money market instruments, commercial paper with a maturity of three months or less and cash maintained with various financial institutions. Marketable securities generally consist of U.S. Treasury bills, commercial paper with an original maturity of greater than three months, U.S. government bonds, agency bonds, corporate bonds, auction rate securities and municipal bonds. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value.

Long-term marketable securities consist of auction rate securities, corporate bonds and certificate of deposits. The auction rate securities we hold are all collateralized by student loans with underlying support by the Federal Education Loan Program, or FFELP. Auction rate securities typically were stated at par value prior to February 2008 due to liquidity provided through the auction process. While we continue to earn interest on auction rate securities the failure of these auctions has created illiquidity. As a result, par value no longer approximates the estimated fair value of auction rate securities. A discounted cash flow model was used to determine the estimated fair value of our investment in auction rate securities as of March 31, 2010 and 2009. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows, a liquidity risk premium and expected holding periods of the investments. Based on this assessment of fair value, as of March 31, 2010 we have recorded a cumulative decline in the fair value of auction rate securities of $3.9 million ($2.4 million net of tax) which was deemed temporary. Assumptions used to value these securities and in determining the temporary nature of this impairment require significant judgment by management. Changes in the assumptions could result in materially different estimates of fair values and the failure of these securities to return to par value or a decision by the Company to sell these securities at a loss could have a material adverse impact on earnings.

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because we have determined that the software components of our products are more than incidental to the functionality and value of these products, we recognize our revenue in accordance with authoritative guidance on software revenue recognition.

Service revenue consists primarily of fees from customer support agreements, consulting and training. We generally provide software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

Multi-element arrangements are concurrent customer purchases of a combination of our product and service offerings that may be delivered at various points in time. For multi-element arrangements, each element of the purchase is analyzed and a portion of the total purchase price is allocated to the undelivered elements, primarily support agreements and training, using vendor-specific objective evidence of fair value of the undelivered elements. Under the residual method, the remaining portion of the total purchase price is allocated to the delivered elements, generally hardware and licensed software products, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value of the undelivered elements is based on the price customers pay when the element is sold separately. We review the separate sales of the undelivered elements on a semi-annual basis and update, when appropriate, our vendor-specific objective evidence of fair value for such elements to ensure that it reflects our recent pricing experience.

As discussed in the Recent Accounting Standards section of this Management Discussion and Analysis, our accounting for revenue arrangements will change next fiscal year with the adoption of new authoritative guidance.

Commission Expense

We recognize commission expense related to the renewal of maintenance contracts at the time an order is booked. As a result, commission expense can be recognized in full even though the related revenue may not be fully recognized. Commission expense on product revenue and corresponding new maintenance contracts is recognized in the same period as the related product revenue, typically upon shipment.

Uncollected Deferred Product Revenue

Because of our revenue recognition policies, there are circumstances for which we are unable to recognize product revenue relating to sales transactions that have been shipped and billed. While the receivable represents an enforceable obligation, for balance sheet presentation purposes we have not recognized the deferred revenue or the related account receivable and no amounts appear in our consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $2.0 million and $1.2 million at March 31, 2010 and 2009, respectively.

Valuation of Inventories

Inventories are stated at the lower of actual cost or their net realizable value. Cost is determined by using the first-in, first-out, or FIFO method. Inventories consist primarily of raw materials and finished goods. Inventory carrying values are reduced to our estimate of net realizable value. We regularly monitor our inventories for potential obsolete and excess inventory. Our net realizable value adjustment is based upon our estimates of forecasts of unit sales, expected timing and impact of new product introductions, historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns. We adjust the carrying value of inventory to reflect its net realizable value when lower than original cost. As of March 31, 2010 and 2009, net realizable value adjustments included within inventory on the balance sheet totaled $1.1 million and $986 thousand, respectively. Significant judgments and estimates are made when establishing the net realizable value adjustment. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Assumptions Related to Purchase Accounting and the Valuation of Goodwill and Acquired Intangible Assets

Purchase accounting requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer relationships and developed product technology, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include reserves for litigation and other contingencies and require judgment in ascertaining a reasonable value. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by NetScout professionals from legal, finance, human resources, information systems, research and development, sales and executive management. Significant changes in assumptions and estimates subsequent to completing the allocation of purchase price to the assets and liabilities acquired, as well as differences in actual results versus estimates, could result in material impacts to earnings.

The carrying value of goodwill was $128.2 million as of March 31, 2010 and 2009. Goodwill is reviewed for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of our enterprise exceeds its fair value, the implied fair value of goodwill is compared with the carrying value of goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment loss is recognized in income equal to that excess.

We consider the market capitalization of our outstanding common stock versus our stockholders' equity as one indicator that may potentially trigger an impairment of goodwill analysis. Significant judgments and estimates are made when assessing impairment. If these accounting judgments and estimates prove to be materially inaccurate, goodwill may be determined to be impaired and our financial results could be materially and adversely impacted in future periods. Likewise, if a future event or circumstance indicates that an impairment assessment is required and goodwill is determined to be impaired, our financial results could be materially and adversely impacted in future periods. As of March 31, 2010, based upon our review, we determined that there has been no goodwill impairment.

The carrying value of acquired intangible assets was $53.6 million and $59.6 million as of March 31, 2010 and 2009, respectively. The carrying value of acquired intangible assets is recorded at their estimated fair values at the date of acquisition. Our acquired intangible assets include acquired software; customer relationships and an indefinite lived tradename resulting from the acquisition of Network General on November 1, 2007 (see Note 7 to our consolidated financial statements). We amortize acquired intangible assets over their estimated useful lives on a straight-line basis, except for the acquired tradename which has an indefinite life and thus, is not amortized. The carrying value of the indefinite lived "Sniffer" tradename is evaluated for potential impairment on an annual basis. At March 31, 2010, we determined that there had been no impairment of acquired intangible assets or indefinite lived assets. Significant judgment and estimates are made when estimating fair value and useful lives for acquired intangible assets. If these accounting judgments and estimates prove to be materially inaccurate, the value of these assets and our financial results could be materially and adversely impacted. We periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Capitalization of Software Development Costs

Costs incurred in the research and development of our products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility and capitalized thereafter until the related software products are available for general release to customers. Judgment is required in determining the point at which technological feasibility has been met. Amortization of capitalized software development costs begin once projects are ready for sale to the general public and are charged to cost of revenue on a straight-line basis over two years.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Derivative Financial Instruments

The FASB's authoritative guidance establishes accounting and reporting standards for derivative instruments and hedging activities. All hedging activities must be documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash flows in order for the derivative to qualify for hedge accounting. Under the guidance, if an instrument qualifies for hedge accounting, the changes in the fair value each period for open contracts, measured as of the end of the period, are recorded to other comprehensive income. Otherwise, changes in the fair value are recorded in earnings each period. Management must perform initial and ongoing tests in order to qualify for hedge accounting. In accordance with the guidance, we account for our instruments under hedge accounting. The effectiveness and a measurement of ineffectiveness of qualifying hedge contracts is assessed by NetScout quarterly. We record the fair value of our derivatives in other current assets and other current liabilities. The effective portion of gains or losses resulting from changes in the fair value of qualifying hedges are recorded in other comprehensive income (loss) until the forecasted transaction occurs, with any ineffective portion classified directly to our consolidated statement of operations based on the expense categories of the items being hedged. When forecasted transactions occur, unrealized gains or losses associated with the effective portion of the hedge are reclassified to the respective expense categories in our consolidated statement of operations. Gains or losses related to hedging activity are included as operating activities in our consolidated statement of cash flows.

Share-based Compensation

We recognize compensation expense for all share-based payments granted after April 1, 2006 and those shares granted in prior periods but not yet vested as of April 1, 2006. Under the fair value recognition provisions, we recognize share-based compensation net of an estimated forfeiture rate and only recognize compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. Management estimated the volatility based on historical volatility of our stock. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if circumstances change and we use different assumptions, our share-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the share-based compensation expense could be significantly different from what we have recorded in the current period.

Based on historical experience, we assumed an annualized forfeiture rate of 0% for awards granted to our directors during fiscal years 2010, 2009, and 2008, and an annualized forfeiture rate of 10% for awards granted to our senior executives and remaining employees during fiscal years 2010, 2009 and 2008. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior expense if the actual forfeitures are higher than estimated.

Income Taxes

Significant judgments and estimates are made when calculating our annual provision for income taxes. In addition, we may record certain tax reserves to address potential exposures involving our tax positions. Our estimate of the value of our tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. If these judgments and estimates prove to be materially inaccurate, our tax rate could fluctuate significantly and our financial results could be materially and adversely impacted in the future.

We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of these assets and liabilities as well as on acquired or incurred net operating loss carryforward amounts. We make an assessment of the likelihood that our deferred income tax assets will be recovered from future taxable income, and, to the extent that recovery is not believed to be more likely than not, a valuation allowance is established. All available evidence, both positive and negative, is considered in the determination of recording a valuation allowance. We consider past performance, future taxable income and ongoing tax planning strategies when assessing the need for a valuation allowance.

As of March 31, 2010, deferred income tax assets were $32.8 million, consisting primarily of $23.5 million of federal and state net operating loss carryforwards, $1.8 million of federal and state tax credits and $7.5 million other temporary book and tax accounting differences. Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will be realized and, accordingly, do not require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If we determine that we will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be credited to income tax expense in the period such determination is made.

A valuation allowance has been established for certain federal foreign tax credits related to the Network General acquisition, which we believe do not meet the "more likely than not" criteria. If it is later determined that we are able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then we will recognize these deferred tax assets through a benefit to our income tax provision and the reduction of the valuation allowance. An adjustment to these deferred tax assets will be charged to income tax expense in the period such determination is made.

We account for uncertain tax positions in accordance with generally accepted accounting principles. These standards clarify the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. A two-step approach is utilized for evaluating tax positions. Recognition (Step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (Step 2) is only addressed if Step 1 has been satisfied. Under Step 2, the tax benefit is measured at the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. As used in the accounting standards, the term "more likely than not" means that the likelihood of an occurrence is greater than 50%.

Results of Operations

Fiscal Years Ended March 31, 2010 and 2009

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one direct customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2010 and 2009.

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Revenue:						
Product	$142,113	55%	$154,161	58%	$(12,048)	(8%)
Service	118,229	45	113,443	42	4,786	4%
	$260,342	100%	$267,604	100%	$ (7,262)	(3%)

Product. The 8%, or $12.0 million, decrease in product revenue was primarily the result of decreased volume due to the impact of the global economic downturn on our customers' capital spending during the year ended March 31, 2010, which included a $5.7 million decline in product revenues for our financial vertical and a $16.3 million decline in our other enterprise businesses. This decline was partially offset by growth in our service provider vertical of $9.5 million. While product bookings increased 11% over fiscal year 2009 we entered 2009 with significant backlog which allowed for higher revenue in fiscal year 2009 on lower bookings. Compared to fiscal year 2009, we realized an increase of approximately 30% in the average selling price per unit due to a shift in product mix towards our Infinistream product line and away from lower priced probes. We also generated $7.6 million of product revenue from our new lower capacity Infinistream product launched during the year. Product revenue recognized during the year ended March 31, 2009 reflects a $1.9 million purchase accounting adjustment that was made to reduce acquired deferred product revenue to fair value as a result of the Network General acquisition. The impact of purchase accounting adjustments was not material for fiscal year 2010. Product revenue as a percent of total revenue decreased three points when compared to the year ended March 31, 2009.

Service. The 4%, or $4.8 million, increase in service revenue was due to the renewal of maintenance contracts associated with the acquired Network General business at full value, while deferred revenue acquired in November 2007 and subsequently recognized into revenue had been reduced to fair value as required under purchase accounting. This adjustment to service revenue was $8.6 million lower in fiscal year 2010 than it was in fiscal year 2009. This was offset by a $4.3 million decrease in maintenance revenue due to a portion of our customers not renewing their customer support agreements as well as the Company ending its support for some of its older product models. While our renewal rate has not changed significantly from prior periods, growth in product revenue and associated new maintenance typically offsets lost renewals. With an 8% decline in product revenue in fiscal year 2010 compared to fiscal year 2009, this offset did not occur at the same rate as in prior periods.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Indirect	$159,379	61%	$158,195	59%	$ 1,184	1%
Direct	100,963	39	109,409	41	(8,446)	(8%)
Total revenue	$260,342	100%	$267,604	100%	$(7,262)	(3%)

The 1%, or $1.2 million, increase in indirect channel revenue is the result of a 4% growth in our international revenue. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. The 8%, or $8.4 million, decrease in direct channel revenue and change in sales mix between direct and indirect is primarily the result of lower revenue in the United States due to the decline in volume with our larger direct financial services and enterprise customers.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
United States	$189,517	73%	$199,737	75%	$(10,220)	(5%)
International:						
Europe	35,072	14	37,618	14	(2,546)	(7%)
Asia	13,694	5	12,973	5	721	6%
Rest of World	22,059	8	17,276	6	4,783	28%
Subtotal International	70,825	27	67,867	25	2,958	4%
Total revenue	$260,342	100%	$267,604	100%	$ (7,262)	(3%)

United States revenues declined 5%, or $10.2 million, due to the impact of the global economic downturn on capital spending for our enterprise and financial services customers, however, we saw the beginnings of a return to health in the financial services vertical and strong growth in the service provider vertical. However, core enterprise spending and resulting revenue continued to lag as we saw these customers remaining cautious on significant IT spending. The 7%, or $2.5 million, decrease in revenue in Europe was a result of decreased revenue from the northern European region. The 28%, or $4.8 million, increase in revenue from the Rest of the World, which includes Africa, Australia, Canada, Brazil, India, Mexico and the United Arab Emirates, was primarily due to further market penetration in this region from our service provider and enterprise verticals. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. In accordance with United States export control regulations we do not sell or do business with countries subject to economic sanctions and export controls.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, media duplication, manuals, packaging materials, overhead and amortization of capitalized software and developed product technology. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 35,564	14%	$ 43,315	16%	$(7,751)	(18%)
Service	20,500	8	20,824	8	(324)	(2%)
Total cost of revenue	$ 56,064	22%	$ 64,139	24%	$(8,075)	(13%)
Gross profit:						
Product $	$106,549	41%	$110,846	41%	$(4,297)	(4%)
Product gross profit %	75%		72%		3%	
Service $	97,729	38%	92,619	35%	5,110	6%
Service gross profit %	83%		82%		1%	
Total gross profit $	$204,278		$203,465		$ 813	— %
Total gross profit %	78%		76%		2%	

Product. The 18%, or $7.8 million, decrease in cost of product revenue was due to the 8%, or $12.0 million decline in product revenue for the years ended March 31, 2010 when compared to March 31, 2009 as well as improved gross profit percentage. The product gross profit percentage increased by three points from 72% to 75% for the year ended March 31, 2010. This increase was primarily due to favorable product mix, with a shift towards higher margin products, such as 10G Infinistream and software. In addition, there was a decrease in the indirect manufacturing costs largely due to lower incentive compensation as well as lower product component costs. Average headcount in cost of product was 27 for both years ended March 31, 2010 and 2009.

Service. The 2%, or $324 thousand, decrease in cost of service revenue was primarily due to a $232 thousand reduction in integration costs associated with the acquisition of Network General, a $294 thousand decrease in travel in our support and consulting groups and a $198 thousand decrease in employee compensation. These costs were partially offset by higher allocations due to increased headcount. The 6%, or $5.1 million, increase in service gross profit corresponds with the 4%, or $4.8 million, increase in service revenue, as well as additional operating leverage from the reduced direct expenses. Average headcount in cost of service was 105 and 99 for the years ended March 31, 2010 and 2009, respectively.

Gross profit. Despite the decrease in revenue of 3%, or $7.3 million, our gross profit increased $813 thousand due to a two point increase in gross profit percentage from 76% to 78%. This increase in gross profit percentage is primarily attributable to favorable product mix towards higher margin hardware platforms and a larger percentage of higher margin service revenue.

Operating Expenses

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Research and development	$ 36,650	14%	$ 40,189	15%	$(3,539)	(9%)
Sales and marketing	99,059	38%	98,818	37%	241	— %
General and administrative	20,609	8%	26,118	10%	(5,509)	(21%)
Amortization of acquired intangible assets	2,057	1%	1,962	— %	95	5%
Total	$158,375	61%	$167,087	62%	$(8,712)	(5%)

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 9%, or $3.5 million, decrease in research and development expenses is primarily due to a $2.7 million decrease in incentive compensation and other employee related expenses, a $408 thousand decrease due to the capitalization of salaries associated with late stage software development, a $328 thousand reduction in integration costs associated with the acquisition of Network General and a $226 thousand decrease in travel expenses. Average headcount in research and development was 238 and 244 for the fiscal years ended March 31, 2010 and 2009, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The $241 thousand increase in total sales and marketing expenses was primarily due to $1.3 million in increased sales commissions as well as a $965 thousand increase in other employee related expenses. Despite the decline in revenue, commissions increased due to incremental special incentive programs and commission expense on increased service bookings, including maintenance renewals for which some revenue will be recognized in future periods. These were partially offset by a $501 thousand decrease in travel expenses, a $422 thousand decrease in expenses related to the NetScout user conference, a $366 thousand decrease in allocated overhead costs such as lower internal IT spending, a $378 thousand decrease in integration expenses as a result of the Network General acquisition, a $242 thousand decrease in rent and other office expenses as well a $176 thousand reduction in sales meeting expenses. Average headcount in sales and marketing was 297 and 303 for the fiscal years ended March 31, 2010 and 2009, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The 21%, or $5.5 million, decrease in general and administrative expenses was due to a $2.6 million decrease in professional fees, a $1.7 million decrease in incentive compensation, a decrease of $782 thousand relating to Network General integration and acquisition related expenses and a $612 thousand decrease in bad debt expense. The decrease in professional fees was primarily due to the settlement of litigation in the prior year, as well as savings from entity consolidation and other cost reduction initiatives. Average headcount in general and administrative was 109 for both fiscal years ended March 31, 2010 and 2009.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

The $95 thousand increase in amortization of acquired intangible assets was due to the write off of a net beneficial lease due to the closure of an office acquired in the acquisition of Network General in November 2007.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Interest and other income (expense), net	$(2,832)	(1%)	$(5,337)	(2%)	$2,505	(47%)

The 47%, or $2.5 million, change in interest and other income (expense), net was primarily due to a $2.8 million decrease in interest expense due to a reduction in the interest rate as well as a reduction of approximately $13 million on the outstanding principal of our debt due to scheduled debt repayments. During the years ended March 31, 2010 and 2009, the average interest rates on our outstanding debt were 3.45% and 5.94%, respectively. Additionally, the change was affected by a $1.1 million decrease in foreign currency transaction expense due to a reduction in the settlement of transactions, such as the collection of accounts receivable or the payment of liabilities related to our international locations, which were denominated in currencies other than the U.S. dollar. These decreases to interest and other income (expense) were partially offset by a $1.4 million decrease in interest income due to a decrease in market interest rates received on investments as well as a $61 thousand loss on the disposal of assets.

Income Tax Expense

The annual effective tax rate for fiscal year 2010 is 35.2%, compared to an annual effective tax rate of 35.4% for fiscal year 2009. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of tax exempt interest income, differences in tax rates in foreign jurisdictions and federal and state tax credits. The difference in our effective tax rate compared to the prior year is primarily due to a decrease in tax exempt interest income, an increase in qualified production activities deduction and the impact of the expiration of the federal research and development credit as of December 31, 2009.

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Income tax expense	$15,154	6%	$10,993	4%	$4,161	38%

Net Income (Loss)

Net income (loss) for the fiscal years ended March 31, 2010 and 2009 was as follows:

	Fiscal Year Ended March 31,				Change	
	2010		2009			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Net income (loss)	$27,917	11%	$20,048	7%	$7,869	39%

The $7.9 million increase in net income during the fiscal year ended March 31, 2010 was largely attributable to the $8.7 million decrease in operating expenses mainly due to decreased employee related expenses and incentive compensation, a $2.5 million decrease in interest and other income (expense) and an $813 thousand increase in total product and service gross profit.

Fiscal Years Ended March 31, 2009 and 2008

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. No one direct customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2009 and 2008.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Revenue:						
Product	$154,161	58%	$106,182	63%	$47,979	45%
Service	113,443	42	62,774	37	50,669	81%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

Product. The 45%, or $48.0 million, increase in product revenue was primarily due to the Network General acquisition. Product revenue as a percent of total revenue decreased five points when compared to fiscal year 2008. The acquisition of Network General has shifted the revenue mix as Network General had a larger service component to its business.

Service. The 81%, or $50.7 million, increase in service revenue was primarily due to the expansion of our customer base due to the acquisition of Network General and an increase in the number of customer support agreements attributable to new product sales generated during the last 12 months, combined with continued renewals of customer support agreements from our expanding installed product base.

Total product and service revenue from direct and indirect channels are as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Indirect	$158,195	59%	$109,740	65%	$48,455	44%
Direct	109,409	41	59,216	35	50,193	85%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

The 44%, or $48.5 million, increase in indirect channel revenue is primarily the result of additional revenue generated as a result of the Network General acquisition as well as increased sales to the federal sector, which we sell to entirely through channel partners, and increased international sales which are almost exclusively sold through channel partners. Sales to customers outside the United States are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territories. Sales arrangements are primarily transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside the United States that are shipped to our United States-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as United States revenue since we ship the products to a domestic location. The 85%, or $50.2 million, increase in direct channel revenue is primarily the result of additional revenue generated as a result of the Network General acquisition and a significant increase in fiscal 2009 in revenue from the United States where direct selling is more prevalent.

Total revenue by geography is as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
United States	$199,737	75%	$123,321	73%	$76,416	62%
International:						
Europe	37,618	14	27,188	16	10,430	38%
Asia	12,973	5	11,093	7	1,880	17%
Rest of World	17,276	6	7,354	4	9,922	135%
Subtotal International	67,867	25	45,635	27	22,232	49%
Total revenue	$267,604	100%	$168,956	100%	$98,648	58%

Revenue from sales to customers outside the United States increased 49%, or $22.2 million, primarily as a result of the acquisition of Network General and increased sales to international telecommunications customers. This increase is due to a broad increase in international business but most notable in the Rest of World where we had a 135% increase in revenue. We expect revenue from sales to customers outside the United States to continue to account for a significant portion of our total revenue in the future. Revenue from sales to customers in the United States increased by 62%, or $76.4 million, primarily as the result of the Network General acquisition. The fiscal year ended March 31, 2008 only included five months of increased revenue since the Network General acquisition occurred on November 1, 2007.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, manufacturing personnel expenses, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software and developed product technology. The year ended March 31, 2008 also includes the cost of revenue impact associated with a purchase accounting adjustment to increase inventory to fair value at November 1, 2007. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Cost of revenue:						
Product	$ 43,315	16%	$ 33,965	20%	$ 9,350	28%
Service	20,824	8	13,721	8	7,103	52%
Total cost of revenue	$ 64,139	24%	$ 47,686	28%	$16,453	35%
Gross profit:						
Product $	$110,846	41%	$ 72,217	43%	$38,629	53%
Product gross profit %	72%		68%		4%	
Service $	92,619	35%	49,053	29%	43,566	89%
Service gross profit %	82%		78%		4%	
Total gross profit $	$203,465		$121,270		$82,195	68%
Total gross profit %	76%		72%		4%	

Product. The 28%, or $9.4 million, increase in cost of product revenue was primarily due to the 45% increase in product revenue during the year ended March 31, 2009. A majority of the increase in revenue was associated with the acquisition of Network General. The product gross margin percentage increased by four points from 68% to 72% for the years ended March 31, 2008 and 2009, respectively, due to product mix and realized cost synergies mainly from reduced material costs resulting from the Network General acquisition. Average headcount in cost of product was 27 and 26 for the years ended March 31, 2009 and 2008, respectively

Service. The 52%, or $7.1 million, increase in cost of service revenue was primarily due to the $4.5 million increase in personnel costs associated with our customer support and training groups as a result of the Network General acquisition and $1.6 million of increased allocated overhead costs such as higher internal IT spending. The 89%, or $43.6 million, increase in service gross profit corresponds with the 81%, or $50.7 million, increase in service revenue, offset by the 52%, or $7.1 million, increase in cost of service revenue. The service gross margin percentage increased by four points from 78% to 82% for the year ended March 31, 2008 and 2009, respectively, due to a decline in purchase accounting valuation adjustments year over year as well as cost synergies resulting from the Network General acquisition. The acquisition of the Network General business has also shifted the revenue mix with service revenue accounting for a greater percentage of total revenue. Average headcount in cost of service was 99 and 63 for the years ended March 31, 2009 and 2008, respectively.

Gross profit. Our gross profit increased 68%, or $82.2 million. This increase was consistent with our revenue growth of 58%, or $98.6 million. The net effect of the combined increases in revenue and cost of revenue was a four point increase in gross profit percentage from 72% to 76% for the years ended March 31, 2008 and 2009, respectively. This increase in gross margin percentage is primarily attributable to favorable product mix, a shift in revenue mix towards our higher margin service business and realized cost synergies in fiscal year 2009 as a result of the Network General integration.

Operating Expenses

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)	% of Revenue		% of Revenue	$	%
Research and development	$ 40,189	15%	$ 30,000	18%	$10,189	34%
Sales and marketing	98,818	37%	69,652	41%	29,166	42%
General and administrative	26,118	10%	26,149	16%	(31)	0%
Amortization of acquired intangible assets	1,962	— %	811	— %	1,151	142%
Total	$167,087	62%	$126,612	75%	$40,475	32%

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

The 34%, or $10.2 million, increase in research and development expenses is primarily due to an $8.1 million increase in employee related expenses, $803 thousand increased overhead costs such as higher internal IT spending and $1.1 million in increased depreciation as a result of the Network General acquisition. These expenses increased primarily due to the fact that the fiscal year ended March 31, 2008 included only five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in research and development was 244 and 173 for the fiscal years ended March 31, 2009 and 2008, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, including commissions, overhead and other expenses associated with selling activities and marketing programs such as trade shows, seminars, advertising, and new product launch activities.

The 42%, or $29.2 million, increase in total sales and marketing expenses was primarily due to a $22.4 million increase in employee related expenses and sales incentive compensation tied directly to the 58% increase in revenue as a result of the acquisition of Network General, $2.3 million in increased travel expenses, $577 thousand in increased overhead costs such as higher internal IT spending, $1.6 million in increased sales office and rent expense from the additional sales offices and $489 thousand increase in sales meeting expenses. These expenses increased primarily due to the fact that the year ended March 31, 2008 included only five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in sales and marketing was 303 and 218 for the fiscal years ended March 31, 2009 and 2008, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

The $31 thousand decrease in general and administrative expenses was primarily due to a $6.0 million increase in employee related expenses, a $1.1 million increase in depreciation as a result of the Network General acquisition as well as the implementation of an Enterprise Resource Planning, or ERP, system on August 1, 2007, a $612 thousand increase in additional software licenses required for the additional headcount as a result of the Network General acquisition, a $570 thousand increase in accounting related fees and expenses and a $489 thousand increase in bad debt expenses offset by a $310 thousand decrease in consulting expenses and an $8.2 million decrease in Network General integration expenses. These expense increases noted above were primarily due to the fact that the year ended March 31, 2008 only included five months of increased expenses since the Network General acquisition occurred on November 1, 2007. Average headcount in general and administrative was 109 and 77 for the fiscal years ended March 31, 2009 and 2008, respectively.

Amortization of acquired intangible assets. Amortization of acquired intangible assets consists primarily of amortization of customer relationships related to the acquisition of Network General.

The $1.2 million increase in amortization of acquired intangible assets was due to amortization of the customer relationships and net beneficial leases acquired in the acquisition of Network General in November 2007, offset by a $6 thousand decrease in Quantiva, Inc., or Quantiva, non-compete agreement amortization expense which became fully amortized during the first quarter of fiscal year 2008.

Interest and Other Income (Expense), Net

Interest and other income (expense), net includes interest earned on our cash, cash equivalents, marketable securities and restricted investments and interest expense.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Interest and other income (expense), net ..	$(5,337)	(2%)	$(1,207)	(1%)	$(4,130)	(342%)

The $4.1 million decrease in interest and other income (expense), net was primarily due to the $2.3 million increase in interest expense associated with debt that we entered into as a result of the acquisition of Network General, and a $1.8 million decrease in interest income due to the decrease in market interest rates received on investments in marketable securities.

Income Tax Expense (Benefit)

The annual effective tax rate for fiscal year 2009 is 35.4%, compared to an annual benefit of (68.1%) for fiscal year 2008. Generally, the annual effective tax rates differ from statutory rates primarily due to the impact of tax exempt interest income, differences in tax rates in foreign jurisdictions and federal and state tax credits.

The difference in our effective tax rate compared to the prior year is primarily the result of our change to a net income position from a loss position in the prior year, a decrease in tax exempt interest income and the impact of federal and state tax credits during fiscal year 2009.

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Income tax expense (benefit)	$10,993	4%	$(4,461)	(3%)	$15,454	346%

Net Income (Loss)

Net income (loss) for the fiscal years ended March 31, 2009 and 2008 was as follows:

	Fiscal Year Ended March 31,				Change	
	2009		2008			
	(Dollars in Thousands)					
		% of Revenue		% of Revenue	$	%
Net income (loss)	$20,048	7%	$(2,088)	(1%)	$22,136	1,062%

The $22.1 million increase in net income during the fiscal year ended March 31, 2009 was mainly attributable to the increase in total product and service gross profit of $82.2 million, offset by a $40.5 million increase in operating expenses mainly due to increased employee related expenses and incentive compensation as well as a $4.1 million increase in net interest expense.

Contractual Obligations

As of March 31, 2010, we had the following contractual obligations:

Payment due by period (Dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short and long-term debt obligations(1)	$ 84,037	$13,311	$70,726	$ —	$—
Unconditional purchase obligations	6,320	6,320	—	—	—
Operating lease obligations(2)	16,154	5,961	8,815	1,378	—
Retirement obligations	2,671	252	1,777	398	244
Total contractual obligations	$109,182	$25,844	$81,318	$1,776	$244

As of March 31, 2010, the total amount of net unrecognized tax benefits for uncertain tax positions and the accrual for the related interest was $349 thousand. We are unable to make a reliable estimate when cash settlement, if any, will occur with a tax authority as the timing of examinations and ultimate resolution of those examinations is uncertain.

(1) Includes accrued interest at an interest rate of 2.688% for our outstanding term loan at March 31, 2010.

(2) We lease facilities and certain equipment under operating lease agreements extending through September 2013 for a total of $16.2 million.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Warranty and Indemnification

We warrant that our software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes firmware, the standard warranty commences upon shipment and expires 90 days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires 12 months thereafter. Additionally, this warranty is subject to various exclusions which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout; customer's failure to follow our installation, operation or maintenance instructions; and events outside of our reasonable control. We also warrant that all support services will be performed in a good and workmanlike manner. We believe that our product and support service warranties are consistent with commonly accepted industry standards. No warranty cost information is presented and no warranty costs are accrued since service revenue associated with warranty is deferred at the time of sale and recognized ratably over the warranty period.

Contracts that we enter into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, we may agree to defend third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. patent and/or European Union, or EU, or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU, and/or other selected countries' trademark or intellectual property rights. Moreover, this indemnity may require us to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for reasonable attorney's fees incurred by them from the lawsuit.

On limited occasions, we may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate us to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

In connection with its formation, Network General agreed to indemnify certain stockholders against third-party claims arising out of the stock subscription agreement or services rendered to Network General by those stockholders. We have recorded no liability associated with these indemnifications as we are not aware of any pending or threatened actions or claims against the indemnified parties that are probable losses and consider the likelihood of any successful claims or actions to be remote.

We have agreed to indemnify our directors and officers and our subsidiaries' directors and officers if they are made a party or are threatened to be made a party to any proceeding (other than an action by or in the right of NetScout) by reason of the fact that the indemnified are an agent of NetScout or by reason of anything done or not done by them in any such capacity. This indemnity includes the directors and officers of Network General prior to its acquisition by NetScout on November 1, 2007. The indemnity is for any and all expenses and liabilities of any type (including but not limited to, judgments, fines and amounts paid in settlement) reasonably incurred by the directors or officers in connection with the investigation, defense, settlement or appeal of such proceeding, provided they acted in good faith.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities consist of the following:

	As of March 31,		
	2010	2009	2008
	(Dollars in Thousands)		
Cash and cash equivalents	$ 63,322	$ 82,222	$ 56,702
Short-term marketable securities	69,875	24,162	10,465
Long-term marketable securities	37,354	29,528	33,764
Cash, cash equivalents and marketable securities	$170,551	$135,912	$100,931

At March 31, 2010, we had a revolving credit facility with a syndicate of lenders led by KeyBank National Association, or KeyBank, which allows us to borrow up to $10 million for working capital purposes and to obtain letters of credit subject to a sublimit. Amounts outstanding under the facility bear interest at a floating interest rate dependent upon, at our election, LIBOR or KeyBank's prime rate, in each case plus a margin, and are collateralized by substantially all of our assets. Under the agreement, we are required to comply with certain financial covenants which require that we maintain minimum certain amounts of liquidity, the most restrictive of which is a minimum fixed charge coverage ratio of no less than 1.25 to 1.00 and a maximum leverage ratio of less than 3.00 to 1.00. As of March 31, 2010, we were in compliance with such covenants. As of March 31, 2010, no amounts were outstanding under the revolving credit facility.

Cash, cash equivalents, and marketable securities increased by $34.6 million from March 31, 2009 to March 31, 2010. While cash and cash equivalents decreased by $18.9 million, short and long-term marketable securities increased in total by $53.5 million.

Our long-term marketable securities include investments in auction rate securities valued at $28.5 million at March 31, 2010. Auction rate securities are publicly issued securities with long-term maturities for which interest rates reset through a Dutch auction in short-term intervals, in the case of our securities every 35 days. This mechanism was structured to allow existing investors to roll over their holdings and continue to own their respective securities or liquidate their holdings by selling at par value through the auction process. The Company invested in these securities as part of its cash management program. Historically, this auction process provided liquidity and supported a short-term classification of these securities on the consolidated balance sheet. Beginning in February 2008 and continuing through March 31, 2010, auctions have failed resulting in a lack of short-term liquidity for these securities, which has caused us to classify our auction rate securities within long term marketable securities on the consolidated balance sheet. As of March 31, 2010, our auction rate securities consisted of six positions issued by municipal agencies with a total par value of $32.4 million and a current estimated market value totaling $28.5 million. The auction rate securities held by NetScout at March 31, 2010 have maturity dates ranging from December 2032 through December 2039. As of March 31, 2010, these investments have investment grade ratings ranging from AAA to A. These investments are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program and by monoline insurance companies. We have the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs. The fair value of these securities has been estimated by management based on the assumptions disclosed in Note 4 to our consolidated financial statements. We will continue to analyze our auction rate securities each reporting period for impairment, and we may be required to record an impairment charge in the consolidated statement of operations if the decline in fair value is determined to be other-than-temporary. The estimated fair value of our auction rate securities could change significantly based on market and economic conditions, including changes in market rates, the estimated timing until a liquidity event, the discount factor associated with illiquidity and the credit ratings of our securities. There is no assurance as to when liquidity will return to this investment class, and therefore, we continue to monitor and evaluate these securities. Subsequent to year end we were notified that a total of $4.3 million of these holdings were being redeemed at par value, providing liquidity for a portion of these securities. Based on our expected operating cash flows, and our other sources of cash, we do not expect the lack of liquidity in these investments to affect our ability to execute our current business plan.

Cash and cash equivalents were impacted by the following:

	Year Ending March 31,		
	2010	2009	2008
	(Dollars in thousands)		
Net cash provided by operating activities	$ 47,224	$ 44,396	$36,336
Net cash (used in) provided by investing activities	(61,075)	(17,843)	466
Net cash (used in) provided by financing activities	(5,049)	(1,315)	458

Net cash provided by operating activities.

Net cash provided by operating activities amounted to $47.2 million during the fiscal year ended March 31, 2010. The primary sources of operating cash flow in the fiscal year ended March 31, 2010 included net income of $27.9 million, adjusted to exclude the effects of non-cash items of $25.6 million, including depreciation and amortization, share-based compensation expense, deferred income taxes, inventory write-downs and loss on disposal of fixed assets, a $22.3 million increase in deferred revenue resulting from increased billings and a $5.7 million increase in prepaid income taxes, offset by a $25.7 million increase in accounts receivable resulting from increased billings, a $4.0 million decrease in accrued compensation and other expense primarily due to a decrease in non-sales incentive compensation based on Company underperformance in the year ended March 31, 2010. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash provided by operating activities amounted to $44.4 million during the fiscal year ended March 31, 2009. The primary sources of operating cash flow in the fiscal year ended March 31, 2009 included net income of $20.0 million, adjusted to exclude the effects of non-cash items of $23.8 million, including depreciation and amortization, share-based compensation expense, deferred income taxes and inventory write-downs, an $8.6 million decrease in prepaid expenses and other current assets mainly due to discontinuance of outsourcing the Network General inventory and a $4.9 million decrease in inventories, offset by a $7.8 million increase in accounts receivable resulting from increased revenue and billing and the timing of cash collections and shipments. The overall increase in cash provided by operating activities is attributable to net income improvement over the prior year.

Net cash provided by operating activities amounted to $36.3 million during the fiscal year ended March 31, 2008. The primary sources of operating cash flow in the fiscal year ended March 31, 2008 included a $34.5 million increase in deferred revenue including incremental maintenance contract renewals from Network General customers, a $7.2 million decrease in accounts receivables, net of the effects of the acquisition of the Network General business, as a result of additional sales and the timing of such sales within the fiscal year ended March 31, 2008, offset by a $3.1 million increase in inventory due to purchases to support anticipated order flow.

Net cash (used in) provided by investing activities.

For the fiscal years ended March 31, 2010, 2009 and 2008, cash (used in) provided by investing activities reflects the purchase of marketable securities of $92.9 million, $30.3 million and $32.5 million, respectively, offset by the proceeds from maturities and sales of marketable securities due to cash management activities of $39.1 million, $17.4 million and $69.3 million, respectively. The fiscal year ended March 31, 2010 includes $408 thousand in capitalized software development costs. The fiscal year ended March 31, 2008 includes cash used in the acquisition of Network General of $30.9 million, net of cash acquired in such transaction. Cash used in investing activities also includes capital expenditures. Capital expenditures for internal use software of $515 thousand for the fiscal year ended March 31, 2008 represents costs of procurement and development of a new

ERP system that was implemented in August 2007. Capital expenditures for fixed assets of $6.8 million, $5.0 million and $4.9 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, represent an investment in our infrastructure as we prepared for future growth. We anticipate that our investment in our infrastructure will grow in future quarters.

Net cash (used in) provided by financing activities.

Net cash used in financing activities was $5.0 million during the fiscal year ended March 31, 2010. The primary outflow was due to the repayment of $13.1 million of our long-term debt with KeyBank which included a $3.1 million excess cash flow payment, offset by $3.0 million for the net issuance of common stock under stock plans and a tax benefit from stock options exercised of $5.1 million.

Net cash used in financing activities was $1.3 million during the fiscal year ended March 31, 2009. The primary outflow was due to the repayment of $6.3 million of our long-term debt with KeyBank, offset by proceeds from the exercise of stock options in the amount of $4.6 million and a tax benefit from stock options exercised of $362 thousand.

Net cash provided by financing activities was $458 thousand during the fiscal year ended March 31, 2008. The primary source was proceeds received from the incurrence of long-term debt with KeyBank in connection with the re-financing of our senior secured floating rate notes, due in 2012, totaling $99.0 million net of deferred financing costs, offset by the repayments of long-term debt totaling $101.3 million which represents repayment of senior secured floating rate notes and the first principal payment on our long-term debt with KeyBank. Cash provided by financing activities for the fiscal year ended March 31, 2008 also included the exercise of stock options in the amount of $2.7 million.

Liquidity

We believe that our cash balances, short-term marketable securities classified as available-for-sale and future cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and scheduled principal and interest payments on our debt for at least the next 12 months. If demand for our product were to decrease substantially, our ability to generate cash flow sufficient for our short-term working capital and expenditure needs could be materially impacted.

Additionally, a portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies such as our acquisition of Network General. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders.

At March 31, 2010, we had foreign currency forward contracts with notional amounts totaling $9.4 million. The valuation of outstanding foreign currency forward contracts at March 31, 2010 resulted in a liability balance of $359 thousand, reflecting unfavorable contract rates in comparison to current market rates at this date, and an asset balance of $94 thousand, reflecting favorable contract rates in comparison to current market rates. The counterparty to these forward contracts is a large multinational commercial bank, and we believe the risk of nonperformance is not material. However, we cannot be assured that the financial institution will not be impacted by changes in the economic environment.

Recent Accounting Standards

Fair Value Disclosures. In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation which will replace the net presentation format. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. We adopted the new guidance in the fourth quarter of our fiscal year 2010, except for the gross presentation of the Level III rollforward information which is effective for fiscal years beginning after December 15, 2010 (fiscal year 2012 for NetScout). Because these new standards are related primarily to disclosures, their adoption has not had and is not expected to have a significant impact on our financial position or results of operations.

Revenue Arrangements with Multiple Deliverables. In September 2009, authoritative guidance on software enabled products was issued. Under this guidance, tangible products that contain software components that work together with the hardware to provide the essential functionality of the tangible product will be removed from the scope of the software revenue recognition guidance. These products will be accounted for under guidance for multiple deliverable arrangements that do not include software. Products that contain software only will continue to be accounted for under the software revenue recognition guidance. Under the new guidance, we will allocate any discount in an arrangement proportionally across all hardware-related deliverables using our best estimate of selling price, rather than under the residual method as described in our current revenue accounting policy footnote. This guidance is effective for fiscal years beginning on or after June 15, 2010 (fiscal year 2012 for NetScout), and early adoption is permitted. We are early adopting the new guidance on April 1, 2010 and do not expect its impact to be significant.

Variable Interest Entities. In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of qualifying special-purpose entities. This amendment contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the amendment. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. The amendment is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009 (fiscal year 2011 for NetScout), and for interim periods within that first period, with earlier adoption prohibited. The guidance is not expected to have an impact on our financial position or results of operations, since we do not have any variable interest entities and do not expect to have these entities at adoption.

Transfers of Financial Assets. In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 (fiscal year 2011 for NetScout), and in interim periods within those fiscal years with earlier adoption prohibited. The guidance is not expected to have an impact on our financial position or results of operations, since we do not have any special-purpose entities and do not expect to have these entities at adoption.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our primary market risk exposures are in the areas of illiquidity of auction rate securities, interest rate risk and foreign currency exchange rate risk. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material impact on the value of our cash equivalents and marketable securities. Our long-term marketable securities, which consist primarily of auction rate securities, are stated at fair value based on risk adjusted discounted cash flow calculations. Prior to February 2008, these securities typically were stated at par value. While we continue to earn interest on auction rate securities at the maximum contractual rate, these securities are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, par value no longer approximates the estimated fair value of auction rate securities. As a result of their illiquidity, we have recorded a temporary impairment at March 31, 2010 against the carrying value of our auction rate securities.

Credit Risk. Our cash equivalents and marketable securities consist primarily of money market instruments, U.S. Treasury bills, certificates of deposit, commercial paper, corporate bonds, municipal obligations and student loan backed auction rate securities.

Additional information regarding auction rate securities is detailed in Note 3 to the Consolidated Financial Statements held by NetScout at March 31, 2010.

At March 31, 2010 and periodically throughout the year, we have maintained cash balances in various operating accounts in excess of federally insured limits. We limit the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which we invest.

Interest Rate Risk. We are exposed to market risks related to fluctuations in interest rates related to our term loan with KeyBank. As of March 31, 2010, we owed $79.4 million on this loan with a weighted average interest rate of 2.69% effective December 31, 2009 until the next reset date. A sensitivity analysis was performed on the outstanding portion of our debt obligation as of March 31, 2010 and 2009. Should the current weighted average interest rate increase or decrease by 10%, the resulting annual increase or decrease to interest expense would be approximately $203 thousand and $388 thousand as of March 31, 2010 and 2009, respectively.

Foreign Currency Exchange Risk. As a result of our foreign operations, we face exposure to movements in foreign currency exchange rates, primarily the Euro, British Pound, Canadian Dollar and Indian Rupee. The current exposures arise primarily from expenses denominated in foreign currencies. NetScout currently engages in foreign currency hedging activities in order to limit these exposures.

As of March 31, 2010, we had foreign currency forward contracts with notional amounts totaling $9.4 million. The valuation of outstanding foreign currency forward contracts at March 31, 2010 resulted in a liability balance of $359 thousand, reflecting unfavorable contract rates in comparison to current market rates at this date and an asset balance of $94 thousand reflecting favorable rates in comparison to current market rates. At March 31, 2009 we did not have any foreign currency forward contracts.

We do not use derivative financial instruments for speculative trading purposes. The counterparty to these forward contracts is a multinational commercial bank. We believe the risk of counterparty nonperformance is not material. However, we cannot be assured that the financial institution will not be further impacted by the negative economic environment.

Item 8. Financial Statements and Supplementary Data

NetScout's Consolidated Financial Statements and Schedule and Report of Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2010, NetScout, under the supervision and with the participation of our management, including the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2010, our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. Based on our assessment, we concluded that our internal control over financial reporting was effective as of March 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of March 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein at F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is included under the captions "Directors and Executive Officers," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "The Board of Directors and its Committees" and "Corporate Governance" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC no later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 is included under the caption "Compensation and Other Information Concerning Executive Officers" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is included, as applicable, under the captions "Director Independence," "Employment and Other Agreements" and "Transactions with Related Persons" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is included under the captions "Auditors Fees and Services" and "Policy on Audit Committee Pre-approval of Audit and Non-audit Services" in our definitive Proxy Statement with respect to our 2010 Annual Meeting of Stockholders to be filed with the SEC not later than 120 days after the end of the fiscal year and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule

(a) 1. Consolidated Financial Statements.

2. Financial Statement Schedule.

No other financial statement schedules have been included because they are either not applicable or the information is in the financial statements.

3. List of Exhibits.

We hereby file as part of, or incorporate by reference into, this Annual Report on Form 10-K the exhibits listed on the index to exhibits immediately following the financial statements.

(b) We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c) We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /s/ ANIL K. SINGHAL

Anil K. Singhal
President, Chief Executive Officer, and Chairman

Date: May 28, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ ANIL K. SINGHAL **Anil K. Singhal**	President, Chief Executive Officer, and Chairman (Principal Executive Officer)	May 28, 2010
/s/ DAVID P. SOMMERS **David P. Sommers**	Senior Vice President, General Operations and Chief Financial Officer (Principal Financial Officer)	May 28, 2010
/s/ JEFFREY R. WAKELY **Jeffrey R. Wakely**	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	May 28, 2010
/s/ VICTOR A. DEMARINES **Victor A. DeMarines**	Director	May 28, 2010
/s/ JOHN R. EGAN **John R. Egan**	Director	May 28, 2010
/s/ JOSEPH G. HADZIMA, JR. **Joseph G. Hadzima, Jr**	Director	May 28, 2010
/s/ STUART MCGUIGAN **Stuart McGuigan**	Director	May 28, 2010
/s/ VINCENT J. MULLARKEY **Vincent J. Mullarkey**	Director	May 28, 2010
/s/ STEPHEN PEARSE **Stephen Pearse**	Director	May 28, 2010

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NetScout Systems, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15 (a)(1) present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15 (a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
May 28, 2010

NetScout Systems, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2010	March 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 63,322	$ 82,222
Marketable securities	69,875	24,162
Accounts receivable, net of allowance for doubtful accounts of $427 and $572 at March 31, 2010 and 2009, respectively	65,556	39,827
Inventories	9,181	6,850
Prepaid income taxes	2,730	8,389
Deferred income taxes	2,698	2,796
Prepaid expenses and other current assets	5,422	4,939
Total current assets	218,784	169,185
Fixed assets, net	12,773	13,848
Goodwill	128,177	128,177
Acquired intangible assets, net	53,573	59,610
Deferred income taxes	30,062	34,941
Long-term marketable securities	37,354	29,528
Other assets	1,878	1,445
Total assets	$482,601	$436,734
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 7,307	$ 6,385
Accrued compensation	19,806	23,156
Accrued other	5,051	5,407
Income taxes payable	—	1,702
Current portion of long-term debt	11,250	10,000
Deferred revenue	84,196	70,815
Total current liabilities	127,610	117,465
Other long-term liabilities	551	771
Accrued long-term retirement benefits	1,645	1,330
Long-term deferred revenue	17,846	8,937
Long-term debt, net of current portion	68,106	82,500
Total liabilities	215,758	211,003
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2010 and 2009	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 46,490,166 and 44,811,729 shares issued and 41,769,680 and 40,279,712 shares outstanding at March 31, 2010 and 2009, respectively	46	45
Additional paid-in capital	209,146	192,844
Accumulated other comprehensive loss	(1,817)	(1,461)
Treasury stock at cost, 4,720,584 and 4,532,017 shares at March 31, 2010 and 2009, respectively	(31,691)	(28,939)
Retained earnings	91,159	63,242
Total stockholders' equity	266,843	225,731
Total liabilities and stockholders' equity	$482,601	$436,734

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year ended March 31,		
	2010	2009	2008
Revenue:			
Product	$142,113	$154,161	$106,182
Service	118,229	113,443	62,774
Total revenue	260,342	267,604	168,956
Cost of revenue:			
Product	35,564	43,315	33,965
Service	20,500	20,824	13,721
Total cost of revenue	56,064	64,139	47,686
Gross profit	204,278	203,465	121,270
Operating expenses:			
Research and development	36,650	40,189	30,000
Sales and marketing	99,059	98,818	69,652
General and administrative	20,609	26,118	26,149
Amortization of acquired intangible assets	2,057	1,962	811
Total operating expenses	158,375	167,087	126,612
Income (loss) from operations	45,903	36,378	(5,342)
Interest and other income (expense):			
Interest income	644	2,031	3,813
Interest expense	(3,464)	(6,287)	(4,019)
Other expense, net	(12)	(1,081)	(1,001)
Total interest and other income (expense), net	(2,832)	(5,337)	(1,207)
Income (loss) before income tax expense (benefit)	43,071	31,041	(6,549)
Income tax expense (benefit)	15,154	10,993	(4,461)
Net income (loss)	$ 27,917	$ 20,048	$ (2,088)
Basic net income (loss) per share	$ 0.69	$ 0.51	$ (0.06)
Diluted net income (loss) per share	$ 0.67	$ 0.49	$ (0.06)
Weighted average common shares outstanding used in computing:			
Net income (loss) per share—basic	40,691	39,351	34,913
Net income (loss) per share—diluted	41,915	40,925	34,913

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(In thousands, except share data)

	Common stock Voting		Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury stock		Retained Earnings	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Par Value			Shares	Stated Value			
Balance, March 31, 2007	36,581,852	$ 36	$122,074	$ (46)	4,532,017	$(28,939)	$45,282	$138,407	
Net Loss							(2,088)	(2,088)	$ (2,088)
Net unrealized investment losses				(145)				(145)	(145)
Current translation adjustment				437				437	437
Comprehensive loss									$ (1,796)
Issuance of common stock pursuant to exercise of options	532,211	1	2,735					2,736	
Issuance of common stock pursuant to vesting of restricted stock units	256,739	—	—					—	
Issuance of common stock pursuant to acquisition of Network General	6,000,000	6	55,911					55,917	
Stock-based compensation expense for stock options granted to employees			175					175	
Stock-based compensation expense for restricted stock units granted to employees			1,868					1,868	
Stock-based compensation expense for awards granted to non-employees			26					26	
Balance, March 31, 2008	43,370,802	43	182,789	246	4,532,017	(28,939)	43,194	197,333	
Net Income							20,048	20,048	$20,048
Net unrealized investment losses				(1,707)				(1,707)	(1,707)
Comprehensive income									$18,341
Issuance of common stock pursuant to exercise of options	819,580	2	4,571					4,573	
Issuance of common stock pursuant to vesting of restricted stock units	621,347	—	—					—	
Stock-based compensation expense for stock options granted to employees			141					141	
Stock-based compensation expense for restricted stock units granted to employees			4,981					4,981	
Tax benefits of disqualifying dispositions of incentive stock options			362					362	
Balance, March 31, 2009	44,811,729	45	192,844	(1,461)	4,532,017	(28,939)	63,242	225,731	
Net Income							27,917	27,917	$27,917
Net unrealized investment losses				(196)				(196)	(196)
Net unrealized losses on derivative financial instruments				(160)				(160)	(160)
Comprehensive income									$27,561
Issuance of common stock pursuant to exercise of options	1,026,771	1	5,790					5,791	
Issuance of common stock pursuant to vesting of restricted stock units and repurchase of common stock for net settlements	651,666	—	—		188,567	(2,752)		(2,752)	
Stock-based compensation expense for stock options granted to employees			10					10	
Stock-based compensation expense for restricted stock units granted to employees			5,446					5,446	
Tax benefits of disqualifying dispositions of incentive stock options			5,056					5,056	
Balance, March 31, 2010	46,490,166	$ 46	$209,146	$(1,817)	4,720,584	$(31,691)	$91,159	$266,843	

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 27,917	$ 20,048	$ (2,088)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	14,357	13,805	8,726
Loss on disposal of fixed assets	258	8	13
Inventory write-down	309	300	316
Share-based compensation expense associated with equity awards	5,456	5,122	2,069
Deferred income taxes	5,189	8,225	(1,812)
Changes in assets and liabilities, net of the effects of acquisitions			
Accounts receivable	(25,729)	(7,779)	7,161
Inventories	(2,171)	4,933	(3,079)
Prepaid income taxes	5,659	(3,353)	(4,379)
Prepaid expenses and other current assets	(380)	8,640	(2,494)
Other assets	(25)	798	1,114
Accounts payable	(238)	(2,822)	(2,040)
Accrued compensation and other expenses	(3,966)	(2,897)	(2,545)
Income taxes payable	(1,702)	637	873
Deferred revenue	22,290	(1,269)	34,501
Net cash provided by operating activities	47,224	44,396	36,336
Cash flows from investing activities:			
Purchase of marketable securities	(92,919)	(30,326)	(32,495)
Proceeds from maturities and sales of marketable securities	39,064	17,449	69,277
Purchase of fixed assets	(6,812)	(4,966)	(4,858)
Acquisition of Network General, net of cash acquired	—	—	(30,943)
Capitalized expenditures for internal use software	—	—	(515)
Capitalized software development costs	(408)	—	—
Net cash (used in) provided by investing activities	(61,075)	(17,843)	466
Cash flows from financing activities:			
Issuance of common stock under stock plans, net	3,039	4,573	2,736
Proceeds from issuance of long-term debt, net of issuance costs	—	—	98,972
Repayment of long-term debt	(13,144)	(6,250)	(101,250)
Excess tax benefit from stock options exercised	5,056	362	—
Net cash (used in) provided by financing activities	(5,049)	(1,315)	458
Effect of exchange rate changes on cash and cash equivalents	—	282	517
Net (decrease) increase in cash and cash equivalents	(18,900)	25,520	37,777
Cash and cash equivalents, beginning of year	82,222	56,702	18,925
Cash and cash equivalents, end of year	$ 63,322	$ 82,222	$ 56,702
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 3,063	$ 5,878	$ 3,503
Cash paid for income taxes	$ 2,897	$ 4,859	$ 2,652
Supplemental disclosure of non-cash investing and financing activities:			
Common stock issued in connection with the acquisition of Network General	$ —	$ —	$ 56,100
Issuance of debt in connection with the acquisition of Network General	$ —	$ —	$ 100,000

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements

1. Nature of Business

NetScout Systems, Inc., or NetScout or the Company, designs, develops, manufactures, markets, sells and supports market leading unified service delivery management, service assurance and application and network performance management solutions focused on assuring service delivery for the world's largest, most demanding and complex internet protocol, or IP, based service delivery environments. NetScout manufactures and markets these products in integrated hardware and software solutions that are used by commercial enterprises, large governmental agencies and telecommunication service providers worldwide. NetScout has a single operating segment and substantially all of its identifiable assets are located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, valuation of inventories, assumptions related to purchase accounting, valuation of goodwill and acquired intangible assets, capitalization of software development costs, derivative financial instruments, purchased software and internal use software, share-based compensation and income taxes. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash and Cash Equivalents and Marketable Securities

Under current authoritative guidance, NetScout has classified its investments as "available-for-sale" which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value.

Refer to Note 3 for further information regarding cash, cash equivalents and marketable securities held by NetScout at March 31, 2010.

At March 31, 2010 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure by investing only with credit worthy institutions.

Restricted Investment

NetScout has a restricted investment account related to a deferred compensation plan of $988 thousand and $1.2 million as of March 31, 2010 and 2009, respectively, which is included in prepaid and other current assets. At March 31, 2010, there were unrealized gains of $51 thousand recorded as accumulated other comprehensive

2. Summary of Significant Accounting Policies (Continued)

income (loss) related to this investment. At March 31, 2009, there were unrealized gains of $42 thousand recorded as accumulated other comprehensive income (loss) related to this investment. The restriction on the investment account has no impact on the fair value as the restriction would not pass to another party in the event of the sale of the investments.

Revenue Recognition

Product revenue consists of sales of NetScout's hardware products and licensing of its software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable. Because NetScout has determined that the software components of its products are more than incidental to the functionality and value of these products, the Company recognizes revenue in accordance with authoritative guidance for software revenue recognition.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides software and hardware support as part of product sales. Revenue related to the initial bundled software and hardware support is recognized ratably over the support period. In addition, customers can elect to purchase extended support agreements for periods after the initial software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

The Company enters into multiple element arrangements in the normal course of business with its customers. Each element in such arrangements is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor specific objective evidence of fair value of the element, and the remaining portion of the total fee is allocated to the delivered elements (i.e., generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor specific objective evidence of fair value is based on the price customers pay when the element is sold separately. The separate sales of the undelivered elements is reviewed on a semi-annual basis and, when appropriate, vendor-specific objective evidence of fair value for such elements is updated to ensure that it reflects recent pricing experience.

As discussed in the Recent Accounting Standards section of this footnote, our accounting for revenue arrangements will change next fiscal year with the adoption of new authoritative guidance.

Commission Expense

We recognize commission expense related to the renewal of maintenance contracts at the time an order is booked. As a result, commission expense can be recognized in full even though the related revenue may not be fully recognized. Commission expense on product revenue and corresponding new maintenance contracts is recognized in the same period as related product revenue, typically upon shipment.

Uncollected Deferred Product Revenue

Because of NetScout's revenue recognition policies, there are circumstances for which the Company does not recognize revenue relating to sales transactions that have been billed, but the related account receivable has not been collected. While the receivable represents an enforceable obligation, for balance sheet presentation purposes, NetScout has not recognized the deferred revenue or the related account receivable and no amounts

2. Summary of Significant Accounting Policies (Continued)

appear in the consolidated balance sheets for such transactions. The aggregate amount of unrecognized accounts receivable and deferred revenue was $2.0 million and $1.2 million at March 31, 2010 and 2009, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments, which include cash, cash equivalents, short-term marketable securities, accounts receivable and accounts payable, are stated at cost, plus accrued interest where applicable, which approximates fair value. Long-term marketable securities include auction rate securities which are currently illiquid, corporate bonds and certificates of deposit. Auction rate securities are stated at fair value based on discounted cash flow calculations. At March 31, 2010, the Company had one customer which accounted for more than 10% of the accounts receivable balance. At March 31, 2009, no one customer or channel partner accounted for more than 10% of the accounts receivable balance. No one direct customer or indirect channel partner accounted for more than 10% of total revenue during the fiscal years ended March 31, 2010, 2009 and 2008. Historically, the Company has not experienced any significant non-performance by its customers nor does the Company anticipate non-performance by its customers in the future; accordingly, the Company does not require collateral.

Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out, or FIFO, method.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or anticipated useful life of the improvement. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

Assumptions Related to Purchase Accounting and the Valuation of Goodwill and Acquired Intangible Assets

NetScout accounts for acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as customer relationships and developed product technology, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include reserves for litigation and other contingencies and require judgment in ascertaining a reasonable value. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecasted revenues or profits on contract-related intangibles. Many factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, research and development, sales and executive management. Significant changes in assumptions and estimates subsequent to completing the allocation of purchase price to the assets and liabilities acquired, as well as differences in actual results versus estimates, could result in material impacts to earnings.

NetScout amortizes acquired intangible assets over their estimated useful lives on a straight-line basis, except for an acquired tradename which has an indefinite life and thus, is not amortized. NetScout considered the

2. Summary of Significant Accounting Policies (Continued)

economic consumption method for amortizing acquired intangible assets and determined that the straight-line method was preferable given the amount of subjectivity involved in projecting the timing of cash flows related to the acquired intangibles. The Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. The carrying value of the indefinite lived tradename is evaluated for potential impairment on an annual basis. At March 31, 2010, NetScout determined that there had been no impairment of acquired intangible assets or indefinite lived intangible assets. Significant judgment and estimates are made when estimating fair value and useful lives for acquired intangible assets.

NetScout assesses goodwill for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss will be recorded in an amount equal to that excess. At March 31, 2010 and March 31, 2009, NetScout determined that there had been no impairment of goodwill.

See Note 7 for additional disclosures on the Company's Goodwill and Acquired Intangible Assets.

Capitalized Software Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility and capitalized thereafter until the related software products are available for first customer shipment.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made. See Note 8 for additional disclosure on capitalized software development costs.

Derivative Financial Instruments

The FASB's authoritative guidance establishes accounting and reporting standards for derivative instruments and hedging activities. All hedging activities must be documented at the inception of the hedge and must meet the definition of highly effective in offsetting changes to future cash flows in order for the derivative to qualify for hedge accounting. Under the guidance, if an instrument qualifies for hedge accounting, the changes in the fair value each period for open contracts, measured as of the end of the period, are recorded to other comprehensive income. Otherwise, changes in the fair value are recorded in earnings each period. Management must perform initial and ongoing tests in order to qualify for hedge accounting. In accordance with the guidance, we account for our instruments under hedge accounting. The effectiveness and a measurement of ineffectiveness of qualifying hedge contracts is assessed by NetScout quarterly. We record the fair value of our derivatives in other current assets and other current liabilities. The effective portion of gains or losses resulting from changes in the fair value of qualifying hedges are recorded in other comprehensive income (loss) until the forecasted transaction occurs, with any ineffective portion classified directly to our consolidated statement of operations based on the expense categories of the items being hedged. When forecasted transactions occur, unrealized gains or losses associated with the effective portion of the hedge are reclassified to the respective expense categories in our consolidated statement of operations. Gains or losses related to hedging activity are included as operating activities in our consolidated statement of cash flows.

2. Summary of Significant Accounting Policies (Continued)

Share-based Compensation

NetScout recognizes compensation expense for all share-based payments granted after April 1, 2006 and those shares granted in prior periods but not yet vested as of April 1, 2006, in accordance with GAAP. Under the fair value recognition provisions, share-based compensation is calculated net of an estimated forfeiture rate and compensation cost is only recognized for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Foreign Currency

NetScout accounts for its reporting of foreign operations in accordance with guidance which establishes guidelines for the determination of the functional currency of foreign subsidiaries. NetScout's foreign subsidiaries are an extension of NetScout's U.S. operations. All revenue transactions are generated out of the Company's U.S. headquarters in U.S. dollars. In accordance with the guidance, NetScout has determined its functional currency for its foreign subsidiaries to be the U.S. dollar. Foreign subsidiary expenses that are denominated in a currency other than the functional currency are translated at the foreign exchange rate in effect at the time the transaction is recorded.

NetScout will experience currency exchange risk with respect to those foreign currency denominated expenses. In order to partially offset the risks associated with the effects of certain foreign currency exposures, NetScout has established a program that utilizes foreign currency forward contracts. Under this program, increases or decreases in foreign currency exposures are partially offset by gains or losses on forward contracts, to mitigate the impact of foreign currency transaction gains or losses. The Company does not use forward contracts to engage in currency speculation. All outstanding foreign currency forward contracts are recorded at fair value at the end of each fiscal period. For further information see Note 9.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was $201 thousand, $366 thousand and $267 thousand for the years ended March 31, 2010, 2009 and 2008, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) typically consists of unrealized gains and losses on marketable securities and restricted investments, unrealized gain (loss) on hedge contracts and foreign currency translation adjustments.

Income Taxes

NetScout accounts for its income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as the effect of any net operating loss and tax credit carryforwards. Income tax expense (benefit) is comprised of the current tax liability or benefit and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (Continued)

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net income (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock from the assumed exercise of stock options assuming such potential shares are not antidilutive, repurchased shares of common stock and restricted stock units under the "treasury stock" method.

Recent Accounting Standards

Fair Value Disclosures. In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation which will replace the net presentation format. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. The Company adopted the new guidance in the fourth quarter of our fiscal year 2010, except for the gross presentation of the Level III rollforward information which is effective for fiscal years beginning after December 15, 2010 (fiscal year 2012 for the Company). Because these new standards are related primarily to disclosures, their adoption has not had and is not expected to have a significant impact on the Company's financial position or results of operations.

Revenue Arrangements with Multiple Deliverables. In September 2009, authoritative guidance on software enabled products was issued. Under this guidance, tangible products that contain software components that work together with the hardware to provide the essential functionality of the tangible product will be removed from the scope of the software revenue recognition guidance. These products will be accounted for under guidance for multiple deliverable arrangements that do not include software. Products that contain software only will continue to be accounted for under the software revenue recognition guidance. Under the new guidance the Company will allocate any discount in an arrangement proportionally across all hardware-related deliverables using its best estimate of selling price, rather than under the residual method as described in its current revenue accounting policy footnote. This guidance is effective for fiscal years beginning on or after June 15, 2010 (fiscal year 2012 for the Company), and early adoption is permitted. The Company is early adopting the new guidance on April 1, 2010 and does not expect its impact to be significant.

Variable Interest Entities. In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of qualifying special-purpose entities. This amendment contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the amendment. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. The amendment is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009 (fiscal year 2011 for the Company), and for interim periods within that first period, with earlier adoption prohibited. The guidance is not expected to have an

2. Summary of Significant Accounting Policies (Continued)

impact on the Company's financial position or results of operations, since the Company does not have any variable interest entities and does not expect to have these entities at adoption.

Transfers of Financial Assets. In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 (fiscal year 2011 for the Company), and in interim periods within those fiscal years with earlier adoption prohibited. The guidance is not expected to have an impact on the Company's financial position or results of operations, since the Company does not have any special-purpose entities and does not expect to have these entities at adoption.

3. Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents consisted of money market instruments and cash maintained with various financial institutions at March 31, 2010 and 2009.

The following is a summary of marketable securities held by NetScout at March 31, 2010 classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security (see Note 4):			
U.S. government and municipal obligations	$ 42,026	$ 59	$ 42,085
Commercial paper	8,993	—	8,993
Corporate bonds	9,039	(15)	9,024
Certificate of deposits	10,761	—	10,761
Subtotal	70,819	44	70,863
Less: restricted investment	937	51	988
Total short-term marketable securities	69,882	(7)	69,875
Auction rate securities	32,399	(3,924)	28,475
U.S. government and municipal obligations	2,032	(4)	2,028
Corporate bonds	3,589	(2)	3,587
Certificate of deposits	3,266	(2)	3,264
Total long-term marketable securities	41,286	(3,932)	37,354
	$111,168	$(3,939)	$107,229

Maturity dates for short-term marketable securities held at March 31, 2010 range from April 2010 to March 2011. Maturity dates for long-term marketable securities held at March 31, 2010, which consist of auction rate securities, corporate bonds and certificate of deposits, range from April 2011 to December 2039.

3. Cash, Cash Equivalents and Marketable Securities (Continued)

The following is a summary of marketable securities held by NetScout at March 31, 2009, classified as short-term and long-term (in thousands):

	Amortized Cost	Unrealized Gains (Losses)	Fair Value
Type of security (see Note 4):			
U.S. government and municipal obligations	$20,911	$ 77	$20,988
Corporate bonds	4,397	(26)	4,371
Subtotal	25,308	51	25,359
Less: restricted investment	1,155	42	1,197
Total short-term marketable securities	24,153	9	24,162
Auction rate securities	33,161	(3,633)	29,528
Total long-term marketable securities	33,161	(3,633)	29,528
	57,314	(3,624)	53,690

Maturity dates for short-term marketable securities held at March 31, 2009 range from April 2009 to March 2010. Maturity dates for long-term marketable securities held at March 31, 2010, which consist of auction rate securities, range from December 2032 to December 2039.

The Company's long-term marketable securities include investments in auction rate securities valued at $28.5 million at March 31, 2010. Beginning in February 2008 and continuing through the March 31, 2010, auctions have failed resulting in a lack of short-term liquidity for these securities, which has caused the Company to classify its auction rate securities as long-term marketable securities on the consolidated balance sheet. As of March 31, 2010, the Company's auction rate securities consisted of six positions issued by municipal agencies with a total par value of $32.4 million and a current estimated market value totaling $28.5 million. These auction rate securities have maturity dates ranging from December 2032 through December 2039. As of March 31, 2010 these investments have investment grade ratings ranging from AAA to A by Standard and Poor's. These investments are collateralized by student loans with underlying support by the federal government through the Federal Family Education Loan Program and by monoline insurance companies. The Company has the ability and intent to hold these securities until a recovery in the auction process or other liquidity event occurs.

At March 31, 2010, the Company valued its auction rate securities at fair value using a discounted cash flow model. This model estimated future interest income using maximum rate formulas applicable to each of these securities which consider historical spreads for benchmark rates included in these formulas as well as rates for U.S. Treasuries. The model then discounts the estimated future interest income using a risk based discount rate that considers known U.S. Treasury yields as of March 31, 2010, historical spreads in comparison to U.S. Treasuries at the last date on which the market was considered active for these securities, and a liquidity risk premium of 350 basis points. As these securities have retained investment grade credit ratings with Standard and Poor's, the Company has not applied a credit spread to its discount rate. The valuation also includes assumptions as to when these securities will return to liquidity, of which the weighted average period is estimated at between 53 and 57 months depending on the security being valued. This valuation resulted in a cumulative temporary decline in value of $3.9 million ($2.4 million, net of tax) as of March 31, 2010 recorded within accumulated other comprehensive income (loss) on the balance sheet. This represents an incremental decline in the fair value of these securities by $291 thousand ($179 thousand, net of tax) during the fiscal year ended March 31, 2010. The decline during this time was due to changes in market interest rates used to value the securities.

3. Cash, Cash Equivalents and Marketable Securities (Continued)

The Company does not currently intend to sell its auction rate securities. Based on the Company's current cash position, expected operating cash flows and the Company's other sources of cash, the Company does not believe that it is more likely than not that it will be required to sell the securities for working capital before a recovery in the auction process or other liquidity event occurs. Additionally, the Company believes that the present value of expected future cash flows consisting of interest payments and the return of principal is sufficient to recover the amortized cost basis of the securities and expects to collect these cash flows. Therefore, the Company does not believe that the decline in value of its auction rate securities is other than temporary, or that any portion of the temporary decline is the result of a credit loss.

4. Fair Value Measurements

On April 1, 2008, the first day of the Company's fiscal year 2009, the Company adopted the authoritative guidance for fair value measurements and the fair value option for financial assets and financial liabilities. The guidance did not have a material impact on its financial position or results of operations.

The guidance clarifies the definition of fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The following summarizes the three-tier value hierarchy, which prioritizes, in descending order, the inputs used in measuring fair value as follows:

- Level I – Observable inputs such as quoted prices in active markets,
- Level II – Inputs other than the quoted prices in active markets that are observable either directly or indirectly, and
- Level III – Unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including its marketable securities and derivative financial instruments. The Company's investment instruments, except for auction rate securities, listed below are classified within Level I of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The Company's derivative financial instruments consist of forward foreign exchange contracts and are classified as Level II because the fair values of these derivatives are determined using models based on market observable inputs, including spot prices for foreign currencies and credit derivatives, as well as an interest rate factor. For further information on the Company's derivative instruments refer to Note 9. The Company's auction rate securities are classified as Level III of the fair value hierarchy due to the limited market data for pricing these securities.

4. Fair Value Measurements (Continued)

The following table summarizes the valuation of the Company's financial assets and liabilities by the above categories as of March 31, 2010 (in thousands):

	Total Fair Value	Level I	Level II	Level III
ASSETS:				
Cash and cash equivalents	$ 63,322	$ 63,322	—	—
U.S. government and municipal obligations	44,113	44,113	—	—
Commercial paper	8,993	8,993	—	—
Corporate bonds	12,611	12,611	—	—
Certificate of deposits	14,025	14,025	—	—
Less: restricted investment	(988)	(988)	—	—
Auction rate securities	28,475	—	—	28,475
Derivative asset	94	—	94	—
	$170,645	$142,076	$ 94	$28,475
LIABILITIES:				
Derivative financial instruments	$ 359	$ —	$359	$ —
	$ 359	$ —	$359	$ —

Effective April 1, 2009, the Company adopted the authoritative guidance which provides additional guidelines for making fair value measurements more consistent with the principles presented and provides authoritative guidance in determining whether a market is active or inactive, and whether a transaction is distressed. This guidance is applicable to all assets and liabilities (i.e. financial and nonfinancial) and requires enhanced disclosures, including interim and annual disclosure of the input and valuation techniques (or changes in techniques) used to measure fair value and defining the major security types comprising debt and equity securities held based upon the nature and risk of the security. The adoption of this guidance did not impact our financial position or results of operations.

The Company has concluded that no other-than-temporary impairment of its auction rate securities has occurred because it believes that the declines in fair value that have occurred are due to general market conditions and these investments continue to be of high credit quality. Additionally, the Company does not currently intend to sell these securities, it is more likely than not that the Company will not be required to sell these securities before recovering their cost basis and the Company expects to recover the entire amortized cost basis in these securities. The Company will continue to analyze its auction rate securities each reporting period for impairment and it may be required to record an impairment charge in the consolidated statement of operations if the decline in fair value is determined to be other-than-temporary. The estimated fair value of the Company's auction rate securities could change significantly based on market and economic conditions, including changes in market rates, the estimated timing until a liquidity event, or the discount factor associated with illiquidity and the credit ratings of its securities. There is no assurance as to when liquidity will return to this investment class, and therefore, the Company continues to monitor and evaluate these securities. For further information on the Company's approach to valuing these securities refer to Note 3.

In April 2009, the FASB amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary. The impairment model for equity securities was not affected. For debt securities, under the new guidance, an other-than-temporary impairment must be recognized

4. Fair Value Measurements (Continued)

through earnings if an investor has the intent to sell the debt security or if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost basis. Also, even if an investor does not expect to sell a debt security, it must evaluate expected cash flows to be received to determine if the amortized cost basis of the security exceeds the present value of expected future cash flows. In the event of an expected credit loss, only the amount associated with the credit loss is recognized in income. The amount of loss relating to other factors is recorded in accumulated other comprehensive income. The guidance also requires additional disclosures regarding the calculation of expected credit losses and the factors considered in reaching a conclusion that an investment is not other-than-temporarily impaired. The Company does not currently intend to sell its auction rate securities. Based on the Company's expected operating cash flows and the Company's other sources of cash, the Company does not expect the lack of liquidity in these investments to affect its ability to continue to hold the securities until a recovery in the auction process or other liquidity event occurs. Additionally, the Company believes that the present value of expected future cash flows is sufficient to recover the amortized cost basis of the securities. Therefore, the Company does not believe that the decline in value of its auction rate securities is other than temporary or any portion of the temporary decline is the result of a credit loss. As such, the adoption of the new guidance did not have a material impact on its financial position or results of operations and the Company continues to classify impairments of auction rate securities as temporary.

The following table provides a summary of changes in fair value of our Level III financial assets (in thousands):

	March 31,	
	2010	2009
Balance at beginning of period	$29,528	$33,764
Total gains or (losses) (realized or unrealized)		
Change in accrued interest receivable	(112)	(487)
Unrealized losses included in accumulated other comprehensive income (loss)	(291)	(3,349)
Redemptions	(650)	(400)
Balance at end of period	$28,475	$29,528

5. Inventories

Inventories are stated at the lower of actual cost or net realizable value. Cost is determined by using the first-in, first-out, or FIFO, method. Inventories consist of the following (in thousands):

	March 31,	
	2010	2009
Raw materials	$5,184	$4,138
Work in process	269	249
Finished goods	3,728	2,463
	$9,181	$6,850

6. Fixed Assets

Fixed assets consist of the following (in thousands):

	Estimated Useful Life in Years	March 31,	
		2010	2009
Furniture and fixtures	3-7	$ 3,149	$ 2,999
Computer equipment and internal use software	3-5	35,081	37,231
Demonstration and spare part units	2	3,966	5,032
Leasehold improvements	4-12	4,941	4,807
		47,137	50,069
Less – accumulated depreciation		(34,364)	(36,221)
		$ 12,773	$ 13,848

Depreciation expense on fixed assets for the years ended March 31, 2010, 2009 and 2008 was $8.3 million, $7.8 million and $5.7 million, respectively.

Through April 13, 2007, certain costs incurred in the procurement and development of an Enterprise Resource Planning, or ERP, system were capitalized in accordance with authoritative guidance. Preliminary project planning costs associated with the project were expensed as incurred, while software license, integration, testing and other direct costs associated with the application development phase were capitalized. As of March 31, 2010, capitalized software costs for the ERP system totaling $3.8 million are included on the consolidated balance sheet within fixed assets. Amortization of internal use software began on August 1, 2007 and is being recorded on a straight-line basis over five years. Amortization of internal use software was $768 thousand, $768 thousand and $512 thousand for the years ended March 31, 2010, 2009 and 2008.

7. Goodwill & Acquired Intangible Assets

Goodwill

The carrying amount of goodwill was $128.2 million as of March 31, 2010 and 2009. The Company's goodwill resulted from the acquisition of Network General in November 2007, the acquisition of substantially all of the assets of Quantiva, Inc. in April 2005 and the acquisition of NextPoint Networks, Inc. in July 2000.

The change in the carrying amount of goodwill for the fiscal years ended March 31, 2010 and 2009 is as follows (in thousands):

Balance as of March 31, 2008	$131,802
Purchase price allocation adjustment	(3,625)
Balance as of March 31, 2009	$128,177
Balance as of March 31, 2010	$128,177

7. Goodwill & Acquired Intangible Assets (Continued)

Acquired Intangible Assets

Acquired intangible assets consist of the following as of March 31, 2010 (in thousands):

	Cost	Accumulated Amortization	Net
Acquired software	$19,900	$ (9,618)	$10,282
Customer relationships	29,200	(4,553)	24,647
Indefinite lived tradename	18,600	—	18,600
Net beneficial leases	336	(292)	44
	$68,036	$(14,463)	$53,573

Acquired intangible assets consist of the following as of March 31, 2009 (in thousands):

	Cost	Accumulated Amortization	Net
Acquired software	$19,900	$(5,638)	$14,262
Customer relationships	29,200	(2,669)	26,531
Indefinite lived tradename	18,600	—	18,600
Net beneficial leases	336	(119)	217
	$68,036	$(8,426)	$59,610

Amortization of acquired software included as cost of product revenue was $4.0 million, $4.0 million and $2.1 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively. Amortization of other acquired intangible assets included as operating expense was $2.1 million, $2.0 million and $832 thousand for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

The following is the expected future amortization expense as of March 31, 2010 for the years ended March 31 (in thousands):

2011	$ 5,887
2012	5,885
2013	4,206
2014	1,884
2015	1,884
Thereafter	15,227
Total	$34,973

The weighted average useful life of acquired intangible assets is 11 years.

8. Capitalized Software Development Costs

As of March 31, 2010, capitalized software development costs totaled $408 thousand. Amortization of capitalized software development costs will begin once the project is ready for sale to the general public, which is expected to be in the first half of the Company's fiscal year 2011. No other costs were capitalized related to

8. Capitalized Software Development Costs (Continued)

other research and development projects during fiscal years ended March 31, 2010, 2009 and 2008 since the amounts subject to capitalization were not material according to guidance from the FASB. Amortization of capitalized software development costs for previously capitalized software products, which became fully amortized during fiscal year 2009, was $6 thousand and $164 thousand for the fiscal years ended March 31, 2009 and 2008, respectively.

9. Derivative Instruments and Hedging Activities

NetScout operates internationally and, in the normal course of business, is exposed to fluctuations in foreign currency exchange rates. The exposures result from costs that are denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound, Canadian Dollar, and Indian Rupee. During the year ended March 31, 2010, the Company began managing its foreign currency transaction risk by hedging forecasted cash flows for operating expenses for up to twelve months, within specified guidelines through the use of forward contracts. The Company enters into foreign currency exchange contracts to hedge cash flow exposures from costs that are denominated in currencies other than the U.S. dollar. These hedges are designated as cash flow hedges at inception.

All of the Company's derivative instruments are utilized for risk management purposes, and the Company does not use derivatives for speculative trading purposes. As of March 31, 2010, the Company had open contracts with notional amounts totaling $9.4 million that mature over the next twelve months.

The following table summarizes the Company's fair value of outstanding derivatives at March 31, 2010 (in thousands):

	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Foreign currency exchange forward contracts	Other current assets	$94	Accrued other liabilities	$359
Total		$94		$359

The following table provides the effect foreign exchange forward contracts had on other comprehensive loss and results of operations as of March 31, 2010 (in thousands):

	Effective Portion			Ineffective Portion	
Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (a)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (b)	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative (amount excluded from effectiveness testing) (c)
Forward contracts	$(474)	Research and development	$ (6)	Research and development	($3)
		Sales and marketing	$(209)	Sales and marketing	$1
	$(474)		$(215)		($2)

9. Derivative Instruments and Hedging Activities (Continued)

(a) The amount represents the change in fair value of derivative contracts due to changes in spot rates.
(b) The amount represents reclassification from other comprehensive income to earnings that occurs when the hedged item affects earnings.
(c) The amount represents the change in fair value of derivative contracts due to changes in the difference between the spot price and forward price that is excluded from the assessment of hedge effectiveness and therefore recognized in earnings. No amounts were recognized in income due to ineffectiveness.

10. Long-term Debt

In December 2007, the Company entered into a credit facility with a syndicate of lenders led by KeyBank National Association, or KeyBank, providing a term loan of $100 million and a $10 million revolving credit facility, or the Credit Facility, pursuant to a Credit Agreement, dated as of December 21, 2007, by and among the Company, KeyBank and the other parties thereto, or the Credit Agreement. The proceeds of the $100 million term loan were used to redeem all of the Company's outstanding senior secured floating rate notes issued in connection with the acquisition of Network General on November 1, 2007. The $10 million revolving credit facility replaced a previous $5 million revolving credit facility with Silicon Valley Bank. No amounts were outstanding under the revolving credit facility as of March 31, 2010.

At the Company's election, revolving loans and the term loan under the Credit Agreement bear interest at either (1) a rate per annum equal to the greater of KeyBank's prime rate or 0.5% in excess of the federal funds effective rate, or the Alternative Base Rate, or (2) the one-, two-, three-, or six-month per annum LIBOR, as selected by the Company, multiplied by the statutory reserve adjustment, collectively the Eurodollar Rate, in each case plus an applicable margin. The applicable margin varies depending on the Company's consolidated leverage ratio ranging from 175 basis points for Alternative Base Rate loans and 300 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 2.50 to 1.00 or higher, down to 75 basis points for Alternative Base Rate loans and 200 basis points for Eurodollar Rate loans if the Company's consolidated leverage ratio is 1.00 to 1.00 or less. The consolidated leverage ratio is the ratio of funded indebtedness to adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. At March 31, 2009, the term loan incurred interest at 4.375%. As of March 31, 2010, the applicable interest rate on the term loan was 2.688%, and the Company expects this to be the rate in effect until June 30, 2010.

Payments of principal on the term loan commenced on March 31, 2008, and will be made in regular quarterly installments. As of March 31, 2010, the aggregate annual repayment amounts are as follows for the years ended March 31 (in thousands):

2011	$11,250
2012	15,000
2013	53,106
Total	$79,356

The Credit Agreement contains financial covenants that stipulate a maximum leverage ratio of 3.00 to 1.00 and a minimum fixed-charge coverage ratio of 1.25 to 1.00. As of March 31, 2010, the Company was in compliance with all covenants. Substantially all of the Company's assets serve as collateral under the Credit Agreement. Subject to certain exceptions, the Credit Agreement contains provisions for mandatory prepayments including from (a) 100% of the net proceeds from certain asset sales by the Company and its subsidiaries,

10. Long-term Debt (Continued)

(b) 100% of the net proceeds from the issuance of debt, (c) annually, subject to the Company's leverage ratio, either 25% or 50% of the annual excess cash flow of the Company and its subsidiaries as defined in the Credit Agreement, (d) 50% of the net proceeds from the issuance of equity by the Company and its subsidiaries and (e) 100% of the net proceeds from insurance recovery and condemnation events of the Company and its subsidiaries. The Company made a $3.1 million payment during the second quarter of fiscal year 2010 as a result of the annual excess cash flow calculation based on the year ended March 31, 2009 financial results. An excess cash flow payment was not triggered for the year ended March 31, 2010. The Company may also prepay loans under the Credit Agreement, including the term loan, at any time, without penalty, subject to certain notice requirements.

11. Net Income (Loss) Per Share

Calculations of the basic and diluted net income (loss) per share and potential common shares are as follows (in thousands, except share and per share data):

	Year ended March 31,		
	2010	2009	2008
Basic:			
Net income (loss)	$ 27,917	$ 20,048	$ (2,088)
Weighted average common shares outstanding	40,690,854	39,351,294	34,912,980
Basic net income (loss) per share	$ 0.69	$ 0.51	$ (0.06)
Diluted:			
Net income (loss)	$ 27,917	$ 20,048	$ (2,088)
Weighted average common shares outstanding	40,690,854	39,351,294	34,912,980
Weighted average stock options	710,763	1,026,331	—
Weighted average restricted stock units	513,402	547,711	—
Diluted weighted average shares	41,915,019	40,925,336	34,912,980
Diluted net income (loss) per share	$ 0.67	$ 0.49	$ (0.06)

The following table sets forth common stock and restricted stock units excluded from the calculation of diluted net income (loss) per share, since their inclusion would be antidilutive. This is due to the exercise prices exceeding the average market price of the Company's common stock during the years ended March 31, 2010 and 2009 or due to the net loss incurred during the year ended March 31, 2008.

	Year ended March 31,		
	2010	2009	2008
Stock options	200,497	223,719	1,456,476
Restricted stock units	5,697	30,903	199,747

12. Treasury Stock

On September 17, 2001, the Company announced an open market stock repurchase program to purchase up to one million shares of outstanding Company common stock, subject to market conditions and other factors. Any purchases under the Company's stock repurchase program may be made from time to time without

12. Treasury Stock (Continued)

prior notice. On July 26, 2006, the Company announced that it had expanded the existing open market stock repurchase program to enable the Company to purchase up to an additional three million shares of the Company's outstanding common stock, bringing the total number of shares authorized for repurchase to four million shares. Through March 31, 2010, the Company had repurchased a total of 486,794 shares of common stock through the open market stock repurchase program. The Company did not repurchase any shares during the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

In connection with the vesting and release of the restriction on previously vested shares of restricted stock, we repurchased 188,567 shares for $2.8 million related to minimum statutory tax withholding requirements on these restricted stock units during the fiscal year ended March 31, 2010. We did not have any such repurchases during the fiscal years ended March 31, 2009 and 2008, respectively. These repurchase transactions do not fall under the repurchase program described above, and therefore do not reduce the amount that is available for repurchase under that program.

13. Stock Plans

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan, or the 1999 Stock Option Plan. The 1999 Stock Option Plan, which was replaced by the 2007 Equity Incentive Plan effective September 12, 2007, provided for the grant of share-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout could grant options that were intended to qualify as incentive stock options, options not intended to qualify as incentive stock options, restricted stock and other share-based awards. Incentive stock options could be granted only to employees of NetScout. As of March 31, 2010, options to purchase an aggregate of 812,751 shares of common stock at a weighted average exercise price of $7.60 per share were outstanding under the 1999 Stock Option Plan. No additional grants can be made under the 1999 Stock Option Plan.

2007 Equity Incentive Plan

In September 2007, the 2007 Equity Incentive Plan, or the 2007 Plan, replaced the 1999 Stock Option Plan. The 2007 Plan permits the granting of stock options, restricted stock and restricted stock units, collectively referred to as "share-based awards." Periodically, the Company grants share-based awards to employees and officers of the Company and its subsidiaries. The Company accounts for these share-based awards in accordance with GAAP, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to our employees and directors. Share-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period. A total of 5,000,000 equity awards are reserved for issuance under the 2007 Plan. As of March 31, 2010, an aggregate of 1,073,497 equity awards were outstanding under the 2007 Plan.

The 2007 Plan is administered by the Compensation Committee of the Board of Directors. For administrative convenience, the Board of Directors established the Equity Compensation Committee, which was responsible until April 29, 2009 for granting share-based awards to employees and consultants of the Company who are not directors or executive officers of the Company. The Equity Compensation Committee operated under guidelines established by the Board of Directors. The Equity Compensation Committee had the authority to select the employees and consultants to whom awards are granted (except for directors and executive officers) and determine the terms of each award, including the number of shares of common stock subject to the award.

13. Stock Plans (Continued)

On April 29, 2009, the activities previously undertaken by the Equity Compensation Committee reverted to the Compensation Committee.

Share-based awards generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout).

Based on historical experience, the Company assumed an annualized forfeiture rate of 0% for awards granted to its directors during fiscal years 2010, 2009, and 2008, and an annualized forfeiture rate of 10% for awards granted to its senior executives and remaining employees during fiscal years 2010, 2009 and 2008.

The following is a summary of share-based compensation expense for the years ended March 31, 2010, 2009 and 2008 (in thousands):

	Year ended March 31,		
	2010	2009	2008
Cost of product revenue	$ 129	$ 119	$ 57
Cost of service revenue	237	217	78
Research and development	1,364	1,278	502
Sales and marketing	2,299	2,232	997
General and administrative	1,427	1,276	435
	$5,456	$5,122	$2,069

Transactions under the 1990 and 1999 Stock Option Plans, the 1997 and 2000 Stock Incentive Plans and the 2007 Equity Incentive Plan during the fiscal years ended March 31, 2008, 2009 and 2010 are summarized as follows:

	Stock Options		Restricted Stock Units	
	Number of Shares	Weighted Average Exercise Price	Number of Awards	Weighted Average Fair Value
Outstanding-March 31, 2007	3,274,289	$ 6.28	617,624	$ 6.42
Granted	—	—	1,981,647	9.51
Exercised (Options)/Issued (RSU's)	(532,211)	5.14	(256,739)	5.97
Canceled	(26,117)	7.70	(55,516)	7.96
Outstanding-March 31, 2008	2,715,961	6.49	2,287,016	9.11
Granted	—	—	263,102	11.65
Exercised (Options)/Issued (RSU's)	(819,580)	5.58	(621,445)	8.84
Canceled	(3,450)	6.22	(176,972)	9.21
Outstanding-March 31, 2009	1,892,931	6.89	1,751,701	9.58
Granted	—	—	120,279	11.19
Exercised (Options)/Issued (RSU's)	(1,026,771)	5.64	(651,666)	9.21
Canceled	(52,419)	20.50	(107,938)	9.64
Outstanding-March 31, 2010	813,741	$ 7.60	1,112,376	$ 9.96

13. Stock Plans (Continued)

As of March 31, 2010, there were 2,970,730 shares of common stock available for grant under the 2007 Plan.

The aggregate intrinsic values of stock options and restricted stock units as of March 31, 2010, 2009 and 2008 were as follows (in thousands):

	Year ended March 31,		
	2010	2009	2008
Options:			
Outstanding(1)	$ 6,084	$ 3,177	$ 9,450
Exercisable(1)	$ 6,084	$ 3,158	$ 9,242
Restricted Stock Units(2)	$16,452	$12,542	$21,282

(1) The aggregate intrinsic values in this table were calculated based on the positive difference between the closing market value of the Company's common stock on March 31, 2010 ($14.79), 2009 ($7.16) and 2008 ($9.30) and the exercise price of the underlying options.

(2) The aggregate intrinsic values in this table were calculated based on the closing market value of the Company's common stock on March 31, 2010 ($14.79), 2009 ($7.16) and 2008 ($9.30) for the underlying restricted stock units.

As of March 31, 2010, there was no unrecognized compensation cost related to stock options.

As of March 31, 2010, the total unrecognized compensation cost related to restricted stock unit awards was $8.1 million, which is expected to be amortized over a weighted-average period of 1.9 years.

14. Retirement Plan

In 1996, NetScout established an employee savings plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. NetScout matches 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $1.9 million, $1.7 million and $1.4 million to the plans for the years ended March 31, 2010, 2009 and 2008, respectively.

15. Income Taxes

Income (loss) before income tax expense (benefit) consisted of the following:

	Year ended March 31,		
	2010	2009	2008
Domestic	$40,371	$28,284	$(9,345)
Foreign	2,700	2,757	2,796
	$43,071	$31,041	$(6,549)

15. Income Taxes (Continued)

The components of the income tax expense (benefit) are as follows:

	Year ended March 31,		
	2010	2009	2008
Current income tax expense (benefit):			
Federal	$ 8,499	$ 369	$(3,695)
State	611	232	72
Foreign	856	1,101	561
	9,966	1,702	(3,062)
Deferred income tax expense (benefit):			
Federal	4,825	8,606	(765)
State	363	685	(634)
	5,188	9,291	(1,399)
	$15,154	$10,993	$(4,461)

The income tax expense (benefit) computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year ended March 31,		
	2010	2009	2008
Statutory U.S. federal tax rate	35.0%	35.0%	(35.0)%
State taxes, net of federal tax effect	3.1	3.1	(5.1)
Share-based compensation expense	—	—	0.8
Tax-exempt interest	(0.2)	(1.3)	(14.2)
Research and development tax credits	(1.7)	(3.4)	(10.0)
Tax rate differential of foreign operations	(0.2)	(0.4)	(6.4)
Meals and entertainment	0.7	1.2	3.0
Other	(1.5)	1.2	(1.2)
	35.2%	35.4%	(68.1)%

Deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established if, based on management's review of both positive and negative evidence, it is more likely than not that all or a portion of the deferred tax asset will not be realized. A valuation allowance has been established for certain federal foreign tax credits related to the Network General acquisition, which the Company believes do not meet the "more likely than not" criteria established under generally accepted accounting standards for income taxes. If it is later determined the Company is able to use all or a portion of the deferred tax assets for which a valuation allowance has been established, then the Company may be required to recognize these deferred tax assets through a charge to income tax expense in the period such determination is made. Deferred income taxes were not provided on approximately $9.9 million of undistributed earnings of certain foreign subsidiaries as of March 31, 2010 because such undistributed foreign earnings are to be indefinitely reinvested outside of the United States. As of March 31, 2010, the Company has deemed it impracticable to determine the amount of any taxes payable if these amounts were to be repatriated to the United States.

15. Income Taxes (Continued)

At March 31, 2010, the Company had United States federal net operating loss carryforwards of $56.0 million. At March 31, 2010, the Company had state net operating loss carryforwards of $75.5 million. At March 31, 2010, the Company had federal and state research and development tax carryforwards of $2.2 million. The net operating loss and credit carryforwards will expire at various dates beginning in 2023 and extending through 2027, if not utilized. Utilization of the net operating losses and credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state tax provisions.

The components of net deferred tax assets are as follows:

	Year ended March 31,	
	2010	2009
Assets:		
Accrued expenses	$ 2,923	$ 3,342
Depreciation	619	421
Deferred revenue	6,798	2,940
Reserves	603	613
Net operating loss carryforwards	23,504	26,155
Tax credit carryforwards	1,994	4,180
Share-based compensation	—	81
Auction rate securities temporary impairment	1,506	1,394
Other	160	130
	38,107	39,256
Liabilities:		
Intangible assets	(4,978)	(1,270)
Share-based compensation	(120)	—
Valuation allowance	(249)	(249)
	$32,760	$37,737

The Company files U.S. federal tax returns and files returns in various states, local and foreign jurisdictions. With respect to the U.S. federal and primary state jurisdictions, the Company is no longer subject to examinations by tax authorities for tax years before 2006, although carryforward attributes that were generated prior to 2006 may still be adjusted upon examination if they either have been or will be used in a future period. The Company also receives inquiries from various tax jurisdictions during the year, and some of those inquiries may include an audit of the tax return previously filed.

Effective April 1, 2007, the Company adopted new generally accepted accounting principles for the provision of uncertain tax positions. The implementation did not have a material impact on our consolidated financial position or results of operations. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the fiscal years ended March 31, 2010 and 2009 is as follows (in thousands):

	Year ended March 31,	
	2010	2009
Balance at April 1,	$314	$135
Additions based on tax positions related to the current year	35	53
Additions for tax positions of prior years	—	126
Balance at March 31,	$349	$314

15. Income Taxes (Continued)

The Company's policy to include interest and penalties, related to unrecognized tax benefits, as a component of interest expense on the condensed consolidated statements of operations did not change as a result of implementing the new accounting standards for uncertain tax positions. Accrued interest and penalties as of March 31, 2010 is $22 thousand. The Company does not reasonably estimate that its unrecognized tax benefit will change significantly within the next twelve months.

Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will be realized and, accordingly, do not require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If the Company determines that it will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be charged to income tax expense in the period such determination is made.

16. Commitments and Contingencies

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $6.5 million, $6.8 million and $5.2 million for the fiscal years ended March 31, 2010, 2009 and 2008, respectively.

As of March 31, 2010, future non-cancelable minimum lease commitments (including office space, copiers and automobiles) are as follows:

Year ending March 31,	
2011	$ 5,961
2012	5,057
2013	3,758
2014	1,378
Total minimum lease payments	$16,154

Contingencies

On November 14, 2008, certain former shareholders of Fidelia Technology, Inc. filed an amended complaint in the Superior Court of California, San Francisco County, against Network General Corporation and certain of its officers and directors relating to the consideration received by the shareholders in the merger between Fidelia and Network General in January 2006. NetScout acquired Network General in November 2007. Following full legal briefing and a hearing held on February 18, 2009, the court dismissed the amended complaint against certain of the former officers and directors of Network General, and permitted certain claims to proceed against Network General and its former president. As of May 6, 2010, subsequent to our fiscal year end, without admission or finding of liability by any party and to avoid further expense and inconvenience of this litigation, the plaintiffs and the remaining defendants agreed to a confidential Settlement Agreement and Mutual Release, resolving all claims the parties had or may have had against one another, with dismissal of the lawsuit to follow. The settlement of the claims are immaterial to the ongoing operations and financial condition of the Company because all settlement payments will be made directly by the Company's insurance carrier.

17. Segment and Geographic Information

The Company reports revenues and income under one reportable industry segment. The Company's management assesses operating results on an aggregate basis to make decisions about the allocation of resources.

The Company manages its business in the following geographic areas: United States, Europe (including the United Kingdom, Germany, France, Spain, Italy and Norway), Asia (including China, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan) and the Rest of World (including South Africa, Australia, Canada, India, Brazil, Mexico and the United Arab Emirates). In accordance with United States export control regulations, the Company does not sell or do business with countries subject to economic sanctions and export controls.

Total revenue by geography is as follows (in thousands):

	Year ended March 31,		
	2010	2009	2008
United States	$189,517	$199,737	$123,321
Europe	35,072	37,618	27,188
Asia	13,694	12,973	11,093
Rest of World	22,059	17,276	7,354
	$260,342	$267,604	$168,956

The United States revenue includes sales to resellers in the United States. These resellers fulfill customer orders and may subsequently ship the Company's products to international locations. The Company reports these shipments as United States revenue since the Company ships the products to a United States location. Revenue attributable to locations outside of the United States is a result of export sales. Substantially all of the Company's identifiable assets are located in the United States.

18. Subsequent Events

The Company has evaluated subsequent events for potential recognition or disclosure in these financial statements. No material subsequent events have occurred since March 31, 2010 that required recognition or disclosure in these financial statements, except the disclosure in Note 16.

19. Quarterly Results of Operations – Unaudited

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended March 31, 2010 and 2009. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	March 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008
Revenue	$71,874	$70,715	$59,691	$58,062	$66,086	$72,050	$68,861	$60,607
Gross profit	56,256	55,310	46,818	45,894	50,656	56,024	51,515	45,269
Net income	7,053	8,541	7,086	5,237	5,674	7,935	4,942	1,497
Diluted net income per share	$ 0.17	$ 0.20	$ 0.17	$ 0.13	$ 0.14	$ 0.20	$ 0.12	$ 0.04

NetScout Systems, Inc.
Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions (Deductions) Resulting in Charges (Benefits) to Operations	Additions Resulting in Charges to Other Accounts	Deductions due to Write-Offs	Balance at End of Year
			(in thousands)		
Year ended March 31, 2008					
Allowance for doubtful accounts	$ 9	$ 77	$ —	$ —	$ 86
Deferred tax asset valuation allowance	$ —	$—	$ 3,505(1)	$ —	$3,505
Year ended March 31, 2009					
Allowance for doubtful accounts	$ 86	$608	$ —	$(122)	$ 572
Deferred tax asset valuation allowance	$3,505	$—	$(3,256)(2)	$ —	$ 249
Year ended March 31, 2010					
Allowance for doubtful accounts	$ 572	$187	$ —	$(332)	$ 427
Deferred tax asset valuation allowance	$ 249	$—	$ —	$ —	$ 249

(1) Recorded in connection with the acquisition of Network General.

(2) Adjustment recorded to goodwill.

CORPORATE INFORMATION

Board of Directors

Anil K. Singhal
Chairman of the Board, President
and Chief Executive Officer
NetScout Systems, Inc.

Victor A. DeMarines
President and Chief Executive Officer (Retired)
MITRE Corporation

John R. Egan
Managing Partner
Egan-Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Stuart M. McGuigan
Senior Vice President and
Chief Information Officer
CVS Caremark Corporation

Vincent J. Mullarkey
Senior Vice President, Finance
and Chief Financial Officer (Retired)
Digital Equipment Corporation

Stephen G. Pearse
Principal
Yucatan Rock, Inc. and Common Angels

Executive Officers

Anil K. Singhal
Founder, Chairman of the Board,
President and Chief Executive Officer

Michael Szabados
Chief Operating Officer

David P. Sommers
Senior Vice President, General Operations
and Chief Financial Officer

John W. Downing
Senior Vice President, Worldwide Sales Operations

Corporate Headquarters

310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com

Form 10-K

Stockholders may obtain copies of the exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's Web site www.sec.gov or by contacting NetScout Investor Relations or by visiting our Web site: www.netscout.com/investors

Investor Relations

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Email: IR@netscout.com

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 8, 2010

Legal Counsel

Cooley Godward Kronish LLP
Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900
Stockholder Inquiries:
Telephone (877) 239-1247
www.melloninvestor.com

Common Stock

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Global Select Market under the symbol "NTCT"

NTCT
NASDAQ
GLOBAL SELECT



Corporate Headquarters
310 Littleton Road
Westford, MA 01886
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com